Form 10-K, Exhibit 13
period 1995-12-31
AMERICAN INDEMNITY FINANCIAL CORP
filed 1996-03-29
CIK 5227

                       CONSOLIDATED FINANCIAL HIGHLIGHTS

-----------------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                  1995                 1994            1993
-----------------------------------------------------------------------------------------------
Income Statement Data:
  Net premiums earned                         $  67,857,539       $  65,346,464    $ 64,081,902
  Net investment income                           4,009,564           4,703,398       5,252,684
  Realized investment gains (losses)               (276,311)            (31,355)      1,274,693
  Net income (loss)                              (5,093,755)          8,249,105       5,722,617
     Per share                                        (2.62)               4.24            2.95
  Dividends declared per share                         .285                 .21             .10
Balance Sheet Data:
  Total assets                                $ 138,113,936       $ 131,201,491    $135,803,519
  Stockholders' equity                           40,529,114          33,438,366      37,842,559
     Per share                                        20.82               17.18           19.44
  Average investment yield                             4.82%               5.58%           6.16%
Statutory Ratios:
  Statutory combined ratio                            113.4%              103.3%          102.1%
  Net premiums written/statutory surplus ratio     2.3 to 1            2.1 to 1        2.2 to 1


                   PER SHARE MARKET AND DIVIDEND INFORMATION

----------------------------------------------------------------------------------
                                               PRICE OF COMMON STOCK   DIVIDENDS
                                                HIGH           LOW        PAID
----------------------------------------------------------------------------------
1995 Quarter Ended:
March 31                                      12 1/4         10 1/8      .060
June 30                                       12 3/4         10 1/8      .075
September 30                                  13 1/4         9           .075
December 31                                   12 1/2         9  1/4      .075

1994 Quarter Ended:
March 31                                      14 3/4         12 1/8      .03
June 30                                       14 1/4         10 3/4      .06
September 30                                  12             10          .06
December 31                                   11 3/8         10 1/8      .06

As of February 8, 1996 there were approximately 376 stockholders, not including shares held beneficially in nominee accounts.


                 NET PREMIUMS WRITTEN (IN THOUSANDS OF DOLLARS)


----------------------------------------------------------------------------------
                                        FOR THE YEARS ENDED DECEMBER 31,
                                    1995              1994               1993
----------------------------------------------------------------------------------
Personal automobile          $19,764    29.1%  $20,426     30.9%  $20,786    31.4%
Commercial multiple peril     16,097    23.7    14,511     21.9    13,727    20.8
Commercial automobile         15,263    22.4    13,408     20.2    13,658    20.6
Other liability                6,626     9.7     5,930      9.0     5,327     8.1
Homeowners multiple peril      4,154     6.1     4,886      7.4     5,418     8.2
Fire and allied lines          3,285     4.8     3,765      5.7     3,867     5.8
Inland marine                  1,439     2.1     1,617      2.4     1,521     2.3
Workers' compensation          1,008     1.5     1,241      1.9     1,507     2.3
All other                        399     0.6       390      0.6       357     0.5
----------------------------------------------------------------------------------
Net premiums written         $68,035   100.0%  $66,174    100.0%  $66,168   100.0%
==================================================================================

                    AMERICAN INDEMNITY FINANCIAL CORPORATION

Directors                      William C. Levin, M. D.        J. Fellman Seinsheimer, III    Executive Officers
                               Consultant in Hematology       3,4,5
Jack T. Currie 3,5             Galveston, Texas               President and Chief            J. Fellman Seinsheimer, III
Investments                                                   Executive Officer              President and Chief
Houston, Texas                 James W. McFarland, Ph.D.1                                    Executive Officer
                               Dean, A.B. Freeman             Marvin L. West 1,2
Henry W. Hope 2,5              School of Business             Bank Consultant                Phillip E. Apgar, CPA4
Partner                        Tulane University              Houston, Texas                 Vice President, Treasurer
Fulbright & Jaworski L.L.P.    New Orleans, Louisiana                                        and Chief Financial Officer
Attorneys at Law                                              Chairman Emeritus
Houston, Texas                 Synott L. McNeel 1,3                                          Helen K. Lohec
                               Investments                    J. F. Seinsheimer, Jr.         Secretary
Harris L. Kempner, Jr. 2       Galveston, Texas
President                                                                                    1 Member, Audit Committee
Kempner Capital Management,                                                                  2 Member, Compensation
Inc.                                                                                           Committee
Galveston, Texas                                                                             3 Member, Executive
                                                                                               Committee
                                                                                             4 Member, Investment
                                                                                               Committee
                                                                                             5 Member, Nominating and
                                                                                               Management
                                                                                               Development Committee

                        THE AMERICAN INDEMNITY COMPANIES

Directors                      James W. McFarland, Ph.D.      Executive Officers             Vice Presidents (Continued)
                               Dean, A.B. Freeman
Jack T. Currie                 School of Business             J. Fellman Seinsheimer, III    Robert S. Lee
Investments                    Tulane University              President and Chief            Robert A. Payne
Houston, Texas                 New Orleans, Louisiana         Executive Officer              Jack C. Ritter
                                                                                             Don M. Stewart
Henry W. Hope                  Synott L. McNeel               Phillip E. Apgar, CPA          Vaughn V. Vaughan
Partner                        Investments                    Vice President, Treasurer
Fulbright & Jaworski L.L.P.    Galveston, Texas               and Chief Financial Officer    ASSISTANT VICE PRESIDENTS
Attorneys at Law
Houston, Texas                 J. Fellman Seinsheimer, III    Helen K. Lohec                 William J. Byczek
                               President and Chief            Secretary                      Armin M. Cantini
Robert K. Hutchings            Executive Officer                                             James V. Glynn
Investments                    American Indemnity Financial   Vice Presidents                Elizabeth R. Monts
Galveston, Texas               Corporation                                                   Mildred L. Phillips
                               Galveston, Texas               Phillip E. Apgar               Robert L. Seinsheimer
Harris L. Kempner, Jr.                                        James G. Carpenter             Charles L. Vaughn
President                      Marvin L. West                 William H. Felts, Jr.
Kempner Capital                Bank Consultant                Eugene Hornstein
Management, Inc.               Houston, Texas                 John H. Hutchings
Galveston, Texas                                              Richard C. Ivey, III
                               Chairman Emeritus
William C. Levin, M.D.
Consultant in Hematology       J. F. Seinsheimer, Jr.
Galveston, Texas

                    AMERICAN INDEMNITY FINANCIAL CORPORATION

GENERAL COUNSEL                           COMMON STOCK                              FORM 10-K AVAILABLE
Mills, Shirley, Eckel & Bassett           American Indemnity Financial              A copy of the Company's 1995 Form
Galveston, Texas                          Corporation common stock is traded        10-K, as filed with the Securities
                                          over the counter through the National     and Exchange Commission, may be
LEGAL COUNSEL                             Market System with the NASDAQ symbol      obtained without charge to any
Fulbright & Jaworski L.L.P.               AIFC.                                     stockholder after April 1, 1996, on
Houston, Texas                                                                      written request to:
                                           Should stockholders holding common        Mr. William H. Felts, Jr.
INDEPENDENT ACCOUNTANTS                   stock beneficially in "street name"        Stockholders' Relations Department
Deloitte & Touche LLP                     wish to receive corporate reports          American Indemnity Financial
Houston, Texas                            directly from the Company, please          Corporation
                                          write:                                     P. O. Box 8985
STOCK TRANSFER AGENT & REGISTRAR           Mr. William H. Felts, Jr.                 Wilmington, Delaware 19899-8985
Communications concerning stock            Stockholders' Relations Department
transfer requirements, lost                American Indemnity Financial             PRINCIPAL EXECUTIVE OFFICES
certificates or changes of address         Corporation                               American Indemnity Financial
should be directed to:                     P. O. Box 8985                            Corporation
  United States National Bank              Wilmington, Delaware 19899-8985           P. O. Box 8985
  P. O. Box 179                                                                      Wilmington, Delaware 19899-8985
  Galveston, Texas 77553

                       SELECTED QUARTERLY FINANCIAL DATA


------------------------------------------------------------------------------------------------------------------
                                   NET PREMIUMS               PREMIUMS                NET              EARNINGS
                                     WRITTEN                   EARNED               INCOME            PER SHARE
------------------------------------------------------------------------------------------------------------------
1995
First Quarter                 $       19,014,881        $     16,668,061       $       484,620       $        .25
Second Quarter                        17,227,160              17,246,656            (3,553,090)             (1.83)
Third Quarter                         17,327,257              17,243,770              (677,402)              (.34)
Fourth Quarter                        14,466,216              16,699,052            (1,347,883)              (.70)

1994
First Quarter                 $       16,932,715        $     16,181,161       $     1,517,409       $        .78
Second Quarter                        16,259,061              15,920,720               626,768                .32
Third Quarter                         16,716,676              16,817,922               920,713                .47
Fourth Quarter                        16,265,640              16,426,661             5,184,215               2.67

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA


-------------------------------------------------------------------------------------------------------------------------
                                                               FOR THE YEARS ENDED DECEMBER 31,
                                          1995               1994              1993            1992              1991
-------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
  Premiums earned                   $    67,857,539    $   65,346,464    $  64,081,902    $  60,470,621   $   57,389,184
  Net investment income                   4,009,564         4,703,398        5,252,684        5,535,826        5,650,067
  Realized investment
   gains (losses)                          (276,311)          (31,355)       1,274,693        1,360,140           (5,039)
  Net income (loss)                      (5,093,755)        8,249,105        5,722,617        3,198,879        2,080,357
  Net income (loss)
   per share                                  (2.62)             4.24             2.95             1.66             1.08
  Dividends declared
   per share                                   .285               .21              .10              .08              .08
Balance Sheet Data:
  Total assets                      $   138,113,936    $  131,201,491    $ 135,803,519    $ 130,782,576   $  128,729,130
  Notes payable to bank                                                                         687,146        1,341,378
Stockholders' equity                     40,529,114        33,438,366       37,842,559       31,260,941       27,772,154
  Equity per share                            20.82             17.18            19.44            16.25            14.43
  Average investment yield                     4.82%             5.58%            6.16%            7.01%            7.45%
Statutory Ratios:
  Loss and loss adjustment
   expenses to premiums
   earned                                      73.0%             66.8%            66.9%            74.9%            68.9%
Underwriting expenses to
  premiums written                             37.4              36.1             33.0             32.9             33.0
Retrospective premium
  adjustments to premiums
  written                                       3.0                .4              2.2              (.8)             4.0
-------------------------------------------------------------------------------------------------------------------------
Statutory combined ratio                      113.4%            103.3%           102.1%           107.0%           105.9%
=========================================================================================================================
  Net premiums written/statutory
  surplus ratio                            2.3 to 1          2.1 to 1         2.2 to 1         2.5 to 1         2.1 to 1

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes found on pages 15 to 27, since they contain important information which is helpful in evaluating the Company's financial position and results of operations.

LIQUIDITY

The Company has consistently been able to generate adequate amounts of cash to meet its needs and management is unaware of any trends, demands or commitments which will or are reasonably likely to have a significant effect on the Company's liquidity.

OPERATING ACTIVITIES. Operating activities in 1995 produced negative net cash flow primarily as a result of an increase in the amount of funds required for the payment of claims, an increase in policy acquisition costs and a decrease in net investment income during 1995 compared with 1994. The negative effect on cash flow of these items was partially offset by a 2.8% increase in net premiums written during 1995 compared with 1994.

         The amount of funds required for the payment of claims increased approximately 16.3% during 1995 compared with 1994. This resulted primarily from an increase in the severity of weather-related natural catastrophes and the settlement of several large liability claims in the Company's commercial automobile and other liability lines of business during 1995 compared with 1994. During 1995, the Company's total net loss resulting from weather-related catastrophes was approximately $6,281,000 compared with $2,930,000 during 1994.

         The adverse financial effect on the company's financial position from weather-related catastrophes compelled management to seek further reinsurance protection. In mid-1995, the Company negotiated additional catastrophe reinsurance coverage which provided coverage for ninety-five percent of losses up to $2,000,000 in excess of $2,000,000, to further protect the Company from these types of occurrences. See "Notes to Consolidated Financial Statements" for further discussion regarding reinsurance.

         Policy acquisition costs increased 11.4% during 1995 compared with 1994. This increase resulted primarily from increases in amortization of deferred policy acquisition costs of prior years and increased overhead expenses during 1995 compared with 1994. Overhead expenses increased primarily as a result of an increase in legal expense.

         Net investment income decreased 14.8% during 1995 compared with 1994, primarily as a result of reduced yields on the Company's derivative investments.

         Primarily as a result of favorable underwriting results in the Company's commercial lines of business and a decreased frequency and severity of weather-related natural catastrophes during 1994, the Company's operating results provided positive net cash flow in 1994. During 1994, the Company's total net loss resulting from weather-related catastrophes was approximately $2,930,000 compared with $3,802,000 for 1993. Primarily as a result of this, the amount of funds required for claim payments decreased approximately 3.3% in 1994 compared with 1993.

         Operating activities provided positive cash flow during 1993 primarily as a result of favorable operating results and an increase in net premiums written.

INVESTING ACTIVITIES. The net cash flow from investing activities was positive for 1995, as illustrated in the Company's Consolidated Statements of Cash Flows, because total investment sales and maturities exceeded total investment purchases during 1995. Due to unfavorable underwriting results during 1995, the Company's cash flow from operating activities was insufficient to cover the payment of claims and underwriting expenses. As a result, additional funds were raised through the sale of investments. However, whenever possible during 1995, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks.

         During 1995, the overall returns in bond and stock markets were quite favorable. As a result, there was significant price appreciation in the Company's portfolio of equity securities. This increase, combined with the positive effect of decreased interest rates on the market value of the Company's fixed maturity bond portfolio and yield increases in certain derivative investments held by the Company, resulted in significant unrealized investment gains during 1995. As shown in the Company's consolidated balance sheets, the unrealized appreciation in market value of investments was approximately $2,384,000 at December 31, 1995, compared to an unrealized decline of approximately $10,352,000 at December 31, 1994, resulting in unrealized gains for 1995 of approximately $12,736,000. The unrealized gains in the Company's bond portfolio constituted approximately $9,275,000 of this total with unrealized gains on equity securities constituting the balance of $3,461,000.

         Approximately $5,176,000 of the total $9,275,000 in unrealized investment gains on bonds in 1995 were related to six issues of derivative securities purchased by the Company in 1993. The Company's debt and equity securities are reported on the Company's balance sheet at their respective market values which fluctuate based upon a variety of market factors. Such fluctuations will result in changes to the Company's unrealized investment gains or losses and will have a corresponding impact on the Company's stockholders' equity. Substantially all of the derivative securities mentioned above are known as inverse floaters as their yields, which are adjusted periodically, vary inversely to certain LIBOR rates. These derivative securities will probably exacerbate swings in unrealized investment gains and losses and stockholders' equity in the event of significant movement in interest rates, particularly LIBOR rates. Additionally, the yield formulas for these securities will result in commensurate swings in investment income. At current yield rates and considering future yield resets for these securities and the guarantee (see discussion below) that has been obtained with respect to certain of these securities, net investment income during 1996 will be increased by approximately $618,000, as compared to 1995. This is subject to change, either positively or negatively, depending on future investment market conditions. Any unrealized investment gains or losses and changes in investment income will be reflected in the Company's financial reports. For the year ended December 31, 1995, the average yield of these derivative investments, including the guaranteed yield on one such issue discussed below, was approximately 1.7%, their average term to maturity was 2.9 years, and the market value carried on the Company's balance sheet was approximately $19,834,000.

         Because these derivative securities were issued by government agencies, the Company believes that their principal is assured at maturity. Barring unforeseen circumstances, the Company has the ability to hold these debt securities until their stated maturity. However, if conditions are favorable for their disposition, the Company may dispose of all or a portion of these securities prior to maturity. During 1995, the Company was able to reduce its exposure in such securities by the sale of $2,000,000 par value of one issue of the derivative securities. As a matter of investment policy, the Company no longer invests in inverse floating rate securities.

         In connection with an arbitration proceeding in 1995, the Company received an agreement, effective December 8, 1995, guaranteeing the yield rate on the largest derivative issue held by it (Guaranteed Yield Security). The Guaranteed Yield Security has a par value of $11,000,000 and matures in March 1998. The yield rate that is guaranteed will equal the weekly average yield rate for three month treasury bills during each interest period of the security. The maximum amount guaranteed is $1,500,000 and the guarantee will terminate no later than the security's maturity date. This guarantee is secured by two letters of credit. One letter of credit is in the amount of $500,000 and expires two years from its issue date. The second letter of credit is also in the amount of $500,000 and expires in one year, provided that, in the event of certain defaults in financial covenants, an additional letter of credit is provided in the amount of $250,000 for a second twelve month period. At December 31, 1995, the stated interest rate for the Guaranteed Yield Security was .063% and the guaranteed yield rate was 5.2364%. Based on such guaranteed yield rate, net investment income earned by this security during 1996 will be increased by approximately $506,000 compared to 1995. This amount may increase or decrease, however, depending on changes in the average yield rate of the three month treasury bill that determines the guaranteed yield on this security.

         As a result of this guarantee, the yield of the Guaranteed Yield Security is similar to that of a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill yield rate during each interest period. The market value of this security at December 31, 1995 was determined based upon the market values of other securities whose yields are calculated in this manner and which mature in three years. As a result, the market value for this security as carried on the Company's balance sheet at December 31, 1995 was approximately $10,918,000.

         During 1994, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common and preferred stocks. Since total investment purchases exceeded total investment sales and maturities during 1994, the net cash flow from investing activities was negative for 1994.

         During 1994, the negative effects of increased interest rates on the Company's fixed maturity bond portfolio and yield decreases in the derivative investments held by the Company, combined with a change in the financial reporting requirements adopted in 1993, resulted in significant unrealized investment losses. Total unrealized losses for 1994 were approximately $12,245,000, which resulted from an unrealized decline in the market value of investments of $10,352,000 at December 31, 1994, compared to an unrealized appreciation of approximately $1,893,000 at December 31, 1993. Of such unrealized loss, $10,329,000 was related to the fixed maturity bond portfolio and $1,916,000 was related to equity securities. Approximately $6,407,000 of the total $10,329,000 in unrealized investment losses on bonds were related to derivative securities held by the Company at the time. At December 31, 1994, the market value of these derivatives carried on the Company's balance sheet was approximately $16,665,000.

         Effective December 31, 1993, the Company adopted a new accounting standard, pursuant to which the Company is required to report its bond portfolio on the consolidated balance sheets at market value. Prior to the adoption of this standard, the Company's bond portfolio was reflected on its consolidated balance sheets at amortized values. This change in reporting increased stockholders' equity as of December 31, 1993 by approximately $633,000. However, as discussed above, this accounting change resulted in significant declines in stockholders' equity in 1994 and significant gains in stockholders' equity in 1995.

         During 1993, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common and preferred stocks. Since total investment purchases exceeded total investment sales and maturities during 1993, the net cash flow from investing activities was negative for 1993.

FINANCING ACTIVITIES. During 1995, the Company's Board of Directors declared quarterly dividends totaling $.285 per share compared with $.21 per share in 1994. This resulted in a 35.7% increase in the amount of funds required for the payment of dividends in 1995 compared with 1994.

         Effective January 1, 1996, the Company and United States National Bank, Galveston, Texas, agreed to renew, for an additional term of 17 months, an existing line of credit in the principal amount of $5,000,000, which was entered into on January 1, 1995. This line of credit is secured by the pledge of $5,500,000 par value of United States Treasury Notes. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company entered into this agreement in order to reduce the need to dispose of investments during unfavorable market conditions in order to meet potentially significant cash demands that could result, for example, from a major catastrophic event such as a hurricane. The Company did not borrow against this line of credit during 1995.

         During 1994, the Company's Board of Directors declared quarterly dividends totaling $.21 per share compared with $.10 per share in 1993. This resulted in a 110.8% increase in the amount of funds required for the payment of dividends in 1994 compared with 1993.

         During 1993, the Company received approximately $146,000 in proceeds from the exercise of stock options. Management also decided to pay off the remaining balance of the notes payable to banks.

CAPITAL RESOURCES

The activities of insurance companies are regulated by state authorities and adequate levels of reserves and equity capital are required to be maintained to ensure that enough capital is retained in the business to provide sufficient funds to meet its obligations. Management believes that the Company has met all statutory and regulatory requirements and that sufficient funds have been retained to meet its obligations. The Company has no current commitments or plans for any new debt or equity financing.

RESULTS OF OPERATIONS

Net premiums earned increased 3.8% during 1995 compared with 1994, resulting primarily from an increase in the Company's automobile physical damage line of business due to the cancellation of the 25% quota share reinsurance agreement in 1994 and increases in the Company's commercial multiple peril and other liability lines of business. However, the net premiums earned decreased in the homeowners and fire and allied lines of business during 1995 compared with 1994, as a result of a reduction in the number of personal lines policies written in 1995 compared with 1994. Management intends to continue conservative expansion of the Company's commercial lines of business and to maintain current levels of premium writings in the personal lines of business.

         During 1995, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks. However, primarily as a result of the reduced yields on the Company's derivative securities, net investment income decreased 14.8% during 1995 compared with 1994. This decrease in net investment income reduced the Company's average investment yield to 4.82% for 1995 compared with 5.58% for 1994. As a result of the guarantee of the yield rate on the $11,000,000 par value derivative security discussed above and, based on the guaranteed yield rate at December 31, 1995, net investment income earned by this security will be increased by approximately $506,000 during 1996 compared to 1995. This is subject to change, either positively or negatively, depending on changes in the average three month treasury bill yield that determines the guaranteed yield rate.

         During 1995, the sale of certain investments resulted in realized investment losses, including a $236,000 realized investment loss on the disposition of $2,000,000 par value of one issue of derivative securities. During 1994, the sale of certain investments resulted in realized investment losses, including a $267,000 realized investment loss on the disposition of one issue of derivative securities.

         The Company's underwriting results for 1995 were disappointing compared with 1994, as reflected in the increase in loss and loss adjustment expenses incurred. The loss and loss adjustment expense ratio was 73.0% for 1995 compared with 66.3% for 1994. This increase resulted primarily from claims attributable to the occurrence of numerous weather-related natural catastrophes in Texas during 1995, which were unprecedented in their severity. Claims from weather-related natural catastrophes resulted in approximately $6,281,000 in net losses during 1995 compared with approximately $2,930,000 during 1994. Also, adverse underwriting results during 1995 in the Company's commercial automobile and other liability lines of business, which resulted from an increase in the number of large liability claims during 1995, contributed to the increase in loss and loss adjustment expenses incurred. Management believes, based on the favorable underwriting results of these lines of business during the previous three years, that the underwriting results that these lines of business experienced during 1995 are not indicative of a trend.

         The policy acquisition cost ratio was 38.2% for 1995 compared with 35.6% for 1994. This increase resulted primarily from increases in amortization of deferred policy acquisition costs of prior years and increased overhead expenses during 1995 compared with 1994. Overhead expenses increased primarily as a result of an increase in legal expense which was incurred in connection with legal assistance used in obtaining the guarantee for the yield on the derivative security discussed above under "Liquidity-Investing Activities." Management has established strategic initiatives to significantly reduce overhead expense and policy acquisition costs in the long term and has also effected changes during 1995 which will reduce overhead costs somewhat during 1996.

         The Company writes its workers' compensation business on a participation and assessment basis, whereby the policyholder participates directly in the loss experience of the policy through retrospective premium adjustments. If loss and loss adjustment expenses incurred plus the Company's charge against premiums earned is less than premiums earned under the policy, the difference is refunded to the insured. Conversely, if the same total exceeds premiums earned under the policy, the insured is assessed for the excess. The introduction in 1992 of premium discounts associated with large loss deductibles on workers' compensation policies has limited the majority of retrospective premium adjustments to the loss experience on workers' compensation policies for years prior to 1992. As a result of the favorable loss experience during 1995 on these policies, retrospective premium adjustments on workers' compensation policies were 3.0% of premiums earned for 1995 compared with 0.4% for 1994.

         Primarily as a result of the Company's unfavorable underwriting results, the increase in policy acquisition costs and the decrease in net investment income during 1995, the net loss of the Company was approximately $5,094,000 compared to net income of approximately $8,249,000 for 1994. Net income for 1994 included $4,430,000 in earnings related to the Company recording a deferred tax asset for that amount during 1994.

         Net premiums earned increased 2.0% during 1994 compared with 1993, which resulted primarily from increases in the Company's commercial multiple peril, commercial automobile and other liability lines of business. However, the net premiums earned decreased in the homeowners and personal automobile lines of business during 1994 compared with 1993, as a result of the reduction in personal lines business written in 1994 compared with 1993.

         During 1994, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common and preferred stocks. However, primarily as a result of the yield adjustments on the Company's derivative securities, net investment income decreased 10.5% during 1994 compared with 1993. This decrease in net investment income reduced the Company's average investment yield to 5.58% for 1994 compared with 6.16% for 1993.

         Due to unfavorable market conditions during 1994, the sale of certain investments resulted in realized investment losses, including a $267,000 realized investment loss on the disposition of one issue of derivative securities. However, realized investment losses were not significant to the Company's operating results during 1994. In 1993, management decided to take advantage of more favorable market conditions by disposing of several issues of fixed maturity bonds. These dispositions produced realized investment gains that were significant to the Company's operating results during 1993.

         During 1994, management continued to emphasize an increase in the production of commercial lines business and a reduction in personal lines business because of the Company's improved underwriting experience in recent years with commercial lines of insurance. This strategy proved an effective one for the Company as underwriting results were profitable during 1994 in the commercial multiple peril, workers' compensation and other liability lines of business. The underwriting results in the Company's personal lines of insurance continued to be unprofitable during 1994. This was most apparent in the personal automobile, homeowners multiple peril and fire and allied lines of business. Improved underwriting experience and a decrease in losses from weather-related natural catastrophes resulted in a decrease in the Company's ratio of loss and loss adjustment expenses to premiums earned to 66.8% for 1994 from 66.9% for 1993. During 1994, the Company's total net loss resulting from weather-related natural catastrophes was approximately $2,930,000 compared with $3,802,000 for 1993.

         Rates on renewals of existing treaty reinsurance contracts increased during 1994 as a result of the Company's loss experience in prior years. Rates typically increase in the year subsequent to one in which loss costs to reinsurers were in excess of premiums earned by the reinsurers under their respective reinsurance contracts. Also, in order to retain a greater share of premiums on the automobile physical damage line of business, management decided to cancel the Company's quota share reinsurance agreement. The reduced reinsurance commissions resulting from the cancellation of this agreement and the increased rates on renewals of other reinsurance contracts were the primary reasons for an increase in policy acquisition costs in 1994. The ratio of policy acquisition costs to premiums earned was 35.6% for 1994 compared with 33.8% for 1993.

         As a result of the favorable loss experience during 1994 on workers' compensation policies, retrospective premium adjustments on workers' compensation policies were 0.4% of premiums earned for 1994 compared with 2.4% for 1993.

         During 1994, the Company recorded a deferred tax asset which was attributable to the recognition of the tax benefit of a portion of its net operating loss carryforward. This deferred tax asset, in the amount of $4,430,000 or $2.28 per share, had a significant positive effect on 1994 earnings. During 1993, the Company did not record a deferred tax asset and therefore, 1993 earnings were not impacted.

         Primarily as a result of recording the deferred tax asset, the net income of the Company increased 44.1% during 1994 compared with 1993.

                          CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------------------
                                                                                             DECEMBER 31,
                                                                                     1995                  1994
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities - bonds:
        Available for sale - at market value (amortized cost $72,999,281
            in 1995 and $72,265,339 in 1994)                                     $  72,578,178         $  62,569,334
   Equity securities:
        Preferred stocks - at market value (cost $2,258,959 in 1995
            and $2,494,209 in 1994)                                                  2,289,472             2,268,012
        Common stocks - at market value (cost $9,120,470 in 1995
            and $14,905,400 in 1994)                                                11,895,516            14,475,261
   Mortgage loans on real estate                                                        24,604                29,034
   Short-term investments                                                               60,000                60,000
-------------------------------------------------------------------------------------------------------------------------
            Total investments                                                       86,847,770            79,401,641
Cash and Cash Equivalents                                                            4,781,566             4,937,544
Accrued Investment Income                                                              711,185               736,466
Premiums in Course of Collection                                                     4,293,569             5,962,784
Direct Premium Bills Receivable                                                      8,267,740             7,908,893
Reinsurance Balances Receivable                                                     12,167,759            10,788,671
Prepaid Reinsurance Premiums                                                           716,632             1,327,484
Property and Equipment, Net                                                          4,202,742             3,791,245
Deferred Policy Acquisition Costs                                                    8,841,705             9,097,464
Deferred Income Taxes                                                                4,498,000             4,430,000
Other Assets                                                                         2,785,268             2,819,299
-------------------------------------------------------------------------------------------------------------------------
Total                                                                            $ 138,113,936         $ 131,201,491
=========================================================================================================================

LIABILITIES AND STOCKHOLDERS EQUITY
Losses and Loss Adjustment Expenses:
   Unpaid losses                                                                 $  44,421,001         $  45,290,631
   Unpaid loss adjustment expenses                                                   6,744,423             5,626,145
Unearned Premiums                                                                   34,489,378            34,922,255
Reinsurance Balances Held or Payable                                                 2,844,698             3,777,547
Accounts Payable and Other Accrued Liabilities                                       9,085,322             8,146,547
-------------------------------------------------------------------------------------------------------------------------
            Total Liabilities                                                       97,584,822            97,763,125
-------------------------------------------------------------------------------------------------------------------------
Contingencies
Stockholders' Equity:
   Preferred stock, authorized 2,000,000 shares; none outstanding
   Common stock, $3.33 1/3 par value; authorized, 2,500,000 shares;
        outstanding shares 1,947,110 in 1995 and 1,946,710 in 1994                   6,490,351             6,489,018
   Paid-in surplus                                                                  13,047,085            13,045,866
   Unrealized appreciation (decline) in market value of investments                  2,384,456           (10,352,340)
   Retained earnings                                                                18,607,222            24,255,822
-------------------------------------------------------------------------------------------------------------------------
            Total Stockholders' Equity                                              40,529,114            33,438,366
-------------------------------------------------------------------------------------------------------------------------
Total                                                                            $ 138,113,936         $ 131,201,491
=========================================================================================================================


The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------------------------------------
                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                    1995              1994              1993
--------------------------------------------------------------------------------------------------------------
Premiums and Other Income
Premiums earned                                              $    67,857,539    $  65,346,464   $   64,081,902
  Net investment income                                            4,009,564        4,703,398        5,252,684
  Realized investment gains (losses)                                (276,311)         (31,355)       1,274,693
  Interest on premium bills receivable and other income              730,211          693,670          724,913
--------------------------------------------------------------------------------------------------------------
         Total                                                    72,321,003       70,712,177       71,334,192
--------------------------------------------------------------------------------------------------------------
Expenses
  Losses and loss adjustment expenses:
      Losses incurred                                             40,862,977       35,729,193       35,638,454
      Loss adjustment expenses                                     8,703,295        7,580,177        6,711,115
  Policy acquisition costs                                        25,909,448       23,267,039       21,654,789
  Retrospective premium adjustments on workers
      compensation policies                                        2,020,126          282,381        1,506,637
--------------------------------------------------------------------------------------------------------------
         Total                                                    77,495,846       66,858,790       65,510,995
--------------------------------------------------------------------------------------------------------------
Income (Loss) Before Federal Income Tax                           (5,174,843)       3,853,387        5,823,197
Provision (Credit) for Federal Income Tax
  Current                                                            (13,088)          34,282          100,580
  Deferred                                                           (68,000)      (4,430,000)
--------------------------------------------------------------------------------------------------------------
         Total                                                       (81,088)      (4,395,718)         100,580
--------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                            $    (5,093,755)   $   8,249,105   $    5,722,617
==============================================================================================================
Net Income (Loss) Per Share                                  $         (2.62)   $        4.24   $         2.95
--------------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                                 $          .285    $         .21   $          .10
--------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------
                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                          1995                    1994               1993
------------------------------------------------------------------------------------------------------------
Operating Activities
    Net income (loss)                              $   (5,093,755)         $     8,249,105      $  5,722,617
    Adjustments to reconcile net
        income (loss) to net cash
        flow from operating activities:
    Decrease (Increase) in:
        Premiums in course of collection                1,669,215                  560,987         1,928,569
        Direct premium bills receivable                  (358,847)                (190,065)         (648,963)
        Reinsurance balances receivable                (1,379,088)               1,864,839           (11,180)
        Prepaid reinsurance premiums                      610,852                  960,390         1,040,667
        Deferred policy acquisition costs                 255,759               (1,367,695)         (624,118)
        Deferred income taxes                             (68,000)              (4,430,000)
        Other assets                                       34,031                 (200,808)         (386,119)
    Increase (Decrease) in:
        Unpaid losses and loss adjustment expenses        248,648               (2,508,638)       (2,466,690)
        Unearned premiums                                (432,877)                (132,763)        1,045,772
        Reinsurance balances held or payable             (932,849)               1,443,193        (1,409,711)
        Accounts payable and other accrued liabilities    938,775                1,000,373         1,957,100
    Realized investment (gains) or losses                 276,311                   31,355        (1,274,693)
    Depreciation                                          419,714                  335,548           290,954
    Other                                                 109,127                  525,667          (129,845)
------------------------------------------------------------------------------------------------------------
             Net cash flow from operating activities   (3,702,984)               6,141,488         5,034,360
------------------------------------------------------------------------------------------------------------
Investing Activities
    Sale of bonds                                       9,252,615               21,217,761        82,385,020
    Maturity of bonds                                   5,761,836                5,873,780         5,655,753
    Sale of preferred stocks                               49,338                                    655,511
    Redemption of preferred stocks                        170,018                   80,625           251,752
    Sale of common stocks                               6,234,399                2,459,425         3,621,255
    Maturity of long-term certificates of deposit                                                    800,000
    Purchase of bonds                                 (16,018,351)             (30,933,224)      (90,597,585)
    Purchase of preferred stocks                                                  (175,000)         (795,525)
    Purchase of common stocks                            (496,370)              (1,080,825)       (7,540,690)
    Purchase of long-term certificates of deposit                                                   (450,000)
    Purchase of property and equipment                   (858,616)                (877,466)         (331,080)
    Other                                                   4,430                   10,467             4,727
------------------------------------------------------------------------------------------------------------
             Net cash flow from investing activities    4,099,299               (3,424,457)       (6,340,862)
------------------------------------------------------------------------------------------------------------
Financing Activities
    Payments on bank loan                                                                           (687,146)
    Cash dividends paid to stockholders                  (554,845)                (408,806)         (193,971)
    Proceeds received from exercise of stock options        2,552                      638           145,652
------------------------------------------------------------------------------------------------------------
             Net cash flow from financing activities     (552,293)                (408,168)         (735,465)
------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents     (155,978)               2,308,863        (2,041,967)
Cash and Cash Equivalents, January 1                    4,937,544                2,628,681         4,670,648
------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31             $    4,781,566          $     4,937,544      $  2,628,681
============================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------------
                                                           FOR THE THREE YEARS ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------------------------------------------------
                                                                                               UNREALIZED
                                                                                              APPRECIATION
                                                    COMMON STOCK                              (DECLINE) IN
                                                       ISSUED                   PAID-IN       MARKET VALUE       RETAINED
                                              SHARES            PAR VALUE       SURPLUS      OF INVESTMENTS      EARNINGS
-------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                      1,924,210      $  6,414,018    $ 12,974,576    $   985,470    $ 10,886,877
     Net income                                                                                                5,722,617
     Cash dividends ($.10 per share)                                                                            (193,971)
     Change in market value of investments                                                       274,179
     Effect of restatement of bonds as of
         December 31, 1993 from lower of
         the aggregate amortized cost or
         market value to market value                                                            633,141
     Common Stock issued in connection
         with stock option plans                 22,400            74,666          70,986
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                    1,946,610         6,488,684      13,045,562      1,892,790      16,415,523
     Net income                                                                                                8,249,105
     Cash dividends ($.21 per share)                                                                            (408,806)
     Change in market value of investments                                                   (12,245,130)
     Common stock issued in connection
         with stock option plans                    100               334             304
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                    1,946,710         6,489,018      13,045,866    (10,352,340)     24,255,822
     Net income                                                                                               (5,093,755)
     Cash dividends ($.285 per share)                                                                           (554,845)
     Change in market value of
         investments                                                                          12,736,796
     Common stock issued in connection
     with stock option plans                        400             1,333           1,219
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    1,947,110      $  6,490,351    $ 13,047,085    $ 2,384,456    $ 18,607,222
=========================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

CONSOLIDATION. The consolidated financial statements include the accounts of American Indemnity Financial Corporation (the "Company"), American Indemnity Company ("American Indemnity") and American Indemnity's wholly-owned subsidiaries, American Fire and Indemnity Company, Texas General Indemnity Company and American Computing Company. All material intercompany balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). These principles differ from practices prescribed or permitted by regulatory authorities (the "statutory method") in the following material respects:

(a) Under GAAP, commissions, salaries, premium taxes and other costs associated with writing new business are deferred and amortized against the related earned premiums, whereas under the statutory method those costs are expensed as incurred.

(b) Under GAAP, the cost of furniture, fixtures and automobiles is capitalized and depreciation is recorded thereon; while under the statutory method certain assets are depreciated over different lives and certain costs are expensed as incurred.

(c) Under GAAP, a deferred federal income tax asset is recorded which is attributable to the estimated recognition of the tax benefit of a portion of the Company's net operating loss carryforward. No deferred federal income tax is recorded under the statutory method.

(d) Under GAAP, certain reserves required for statutory purposes are recorded as restrictions of retained earnings; such reserves, under the statutory method, are classified as liabilities on the balance sheet.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from these estimates.

PERMITTED STATUTORY ACCOUNTING PRACTICES. American Indemnity, domiciled in Texas, prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Texas Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

         In all material respects, the Company does not use any permitted statutory accounting practices in preparing its statutory financial statements which differ from prescribed statutory accounting practices. Also, no material transactions have arisen which prescribed statutory accounting practices do not address.

INVESTMENTS. Fixed maturities are purchased to support the investment strategies of the Company, which are based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Investments in fixed maturities are stated at market value.

         Investments in equity securities are stated at market value.

         Unrealized gains or losses on investments which are reported at market value are credited or charged to stockholders' equity, net of a provision for federal income tax, if any. Gains or losses on disposition are computed by the identified certificate method.

CASH AND CASH EQUIVALENTS. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, and all money market investments to be cash equivalents, and has elected to use the indirect method to present cash flows.

PROPERTY AND DEPRECIATION. Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets.

UNEARNED PREMIUMS. Insurance premiums are included in income as earned on the semi-monthly pro-rata basis over the term of the related policies. The Company considers anticipated investment income in determining whether a premium deficiency exists.

UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES. The liability for unpaid losses is based upon the aggregate of estimates for losses reported prior to the end of the accounting period and estimates for unreported losses based on experience. Unpaid loss adjustment expenses are based on historical ratios of adjustment expenses to losses paid.

RETROSPECTIVE PREMIUMS. Retrospective premium adjustments on workers' compensation policies represent refunds to (assessments due from) insureds which reflect the difference between the premiums earned, net of American Indemnity's charge against premiums earned, and losses and loss adjustment expenses incurred.

INCOME TAXES. The provision or credit for federal income tax is based on reported income, adjusted for differences arising in revenue or expense items, per applicable tax laws and regulations, between reported income and taxable income. The deferred portion relates to the change in the deferred tax asset or liability, which arises from the current year's change in temporary differences between the tax and book basis of assets or liabilities and the valuation allowance related to the deferred tax asset.

         The deferred tax asset recorded in the Company's balance sheets is attributable to the estimated recognition of the tax benefit of a portion of its net operating loss carryforward.

PER SHARE DATA. Per share data are based on the weighted average number of shares outstanding for the period; 1,946,843 for 1995, 1,946,685 for 1994 and 1,938,173 for 1993.

         Shares issuable upon the exercise of options are excluded from the average number of shares outstanding for the computation of per share amounts because their effect is insignificant.

2. INVESTMENTS AND INVESTMENT INCOME

Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. The adoption of this standard resulted in the reclassification of all bonds not already classified as available for sale and the reporting of all bonds at market value. Unrealized gains and losses have been excluded from earnings and reported as a net amount in a separate component of stockholders' equity.

FIXED MATURITIES - BONDS. The amortized cost and estimated market values of investments in fixed maturities - bonds are as follows:


--------------------------------------------------------------------------------------------------------------------
                                                                              DECEMBER 31, 1995
                                                                         GROSS               GROSS        ESTIMATED
                                                      AMORTIZED       UNREALIZED           UNREALIZED      MARKET
                                                         COST            GAINS               LOSSES         VALUE
--------------------------------------------------------------------------------------------------------------------
United States Government and Government
    Agencies and Authorities                  $     26,428,566    $       540,751     $      22,781    $  26,946,536
Mortgage-backed Securities issued by U.S.
    Government Agencies and Authorities             29,541,630             62,229         1,233,768       28,370,091
Collateralized Mortgage Obligations                  8,836,382             88,522            69,906        8,854,998
States, Municipalities and Political
    Subdivisions                                     3,943,066            116,257             5,720        4,053,603
All Other                                            4,249,638            103,341                29        4,352,950
--------------------------------------------------------------------------------------------------------------------
    Totals                                    $     72,999,282    $       911,100     $   1,332,204    $  72,578,178
====================================================================================================================


-------------------------------------------------------------------------------------------------------------------------
                                                                               DECEMBER 31, 1994
                                                                           GROSS              GROSS           ESTIMATED
                                                      AMORTIZED          UNREALIZED         UNREALIZED          MARKET
                                                         COST              GAINS              LOSSES            VALUE
-------------------------------------------------------------------------------------------------------------------------
United States Government and Government
    Agencies and Authorities                      $   33,106,473     $       12,711     $   1,926,346    $   31,192,838
Mortgage-backed Securities issued by U.S.
    Government Agencies and Authorities               34,029,887              1,274         7,638,298        26,392,863
Collateralized Mortgage Obligations                      407,178                               77,162           330,016
States, Municipalities and Political
    Subdivisions                                       4,559,554             31,033            96,845         4,493,742
All Other                                                162,247                500             2,872           159,875
-------------------------------------------------------------------------------------------------------------------------
    Totals                                        $   72,265,339     $       45,518     $   9,741,523    $   62,569,334
=========================================================================================================================


         The market value on one inverse floating rate derivative issue, which matures in March 1998, with a par value of $11,000,000 is determined based on an agreement the Company received in connection with an arbitration proceeding in 1995. The agreement provided a minimum guaranteed yield and effectively converted the security into a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill rate during each interest period. The market value of this security at December 31, 1995 was determined based upon the market values of other securities whose yields are calculated in this manner and which mature in three years. As a result, the market value carried on the Company's balance sheet at December 31, 1995 for this security was approximately $10,918,000. The market value of this security, exclusive of the guaranteed yield agreement was approximately $9,790,000 at December 31, 1995.

         At December 31, 1995, bonds with an amortized cost of approximately $8,004,000 were on deposit with regulatory authorities and bonds with an amortized cost of approximately $5,474,000 were pledged as collateral with Frost Bank, San Antonio for a $5,000,000 line of credit.

         The amortized cost and estimated market value of fixed maturities at December 31, 1995, by estimated maturity are shown below. Actual maturities will differ from estimated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
                                                    DECEMBER 31, 1995
                                                                  ESTIMATED
                                              AMORTIZED             MARKET
MATURITY DISTRIBUTION                           COST                VALUE
--------------------------------------------------------------------------------
Due in one year or less                   $    4,786,175   $      4,792,015
Due after one year through five years         60,703,017         60,045,373
Due after five years through ten years         5,299,682          5,466,978
Due after ten years                            2,210,408          2,273,812
--------------------------------------------------------------------------------
        Totals                            $   72,999,282   $     72,578,178
================================================================================

INVESTMENT GAINS AND LOSSES. Realized investment gains and losses and unrealized appreciation or decline in market value of investments are as follows:

------------------------------------------------------------------------------------------
                                                         YEARS ENDED DECEMBER 31,
                                                1995               1994           1993
------------------------------------------------------------------------------------------
Realized Investment Gains (Losses):
        Fixed maturities-Bonds            $     (213,516)  $     (102,886)   $  1,013,452
        Equity securities                        (62,795)          71,531         261,241
------------------------------------------------------------------------------------------
             Total                              (276,311)         (31,355)      1,274,693
------------------------------------------------------------------------------------------
Unrealized Appreciation (Decline)
        in Market Value of Investments:
        Fixed maturities-Bonds                 9,288,407      (10,344,235)       (238,395)
        Equity Securities                      3,461,895       (1,922,441)        266,033
------------------------------------------------------------------------------------------
        Total                                 12,750,302      (12,266,676)         27,638
------------------------------------------------------------------------------------------
Total                                     $   12,473,991   $  (12,298,031)   $  1,302,331
==========================================================================================

         Proceeds from sales of investments during 1995, 1994 and 1993 were $15,706,370, $23,757,811 and $86,913,538, respectively. The gross realized investment gains and losses for such sales were as follows: Realized investment gains: 1995 - $1,061,546; 1994 - $658,404; and 1993 - $1,610,193. Realized
investment losses: 1995 - $1,415,132; 1994 - $692,848; and 1993 - $351,528. The
gross unrealized gains and losses on equity securities at December 31, 1995 were approximately $3,014,000 and $209,000 respectively.

NET INVESTMENT INCOME. Investment income and expenses are as follows:

------------------------------------------------------------------------------------
                                                     YEARS ENDED DECEMBER 31,
                                              1995            1994            1993
------------------------------------------------------------------------------------
Fixed Maturities - Bonds                  $  3,376,965   $  3,844,990   $  4,318,843
Equity Securities:
        Common stocks                          639,790        837,057        798,537
        Preferred stocks                       188,101        207,178        204,297
Mortgage Loans on Real Estate                    2,634          3,124          3,473
Other Short-Term Investments                   191,259        173,532        286,053
------------------------------------------------------------------------------------
Total Investment Income                      4,398,749      5,065,881      5,611,203
Less Investment Expenses                       389,185        362,483        358,519
------------------------------------------------------------------------------------
Net Investment Income                     $  4,009,564   $  4,703,398   $  5,252,684
====================================================================================

3. PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation are as follows:

---------------------------------------------------------------------
                                                   DECEMBER 31,
                                              1995             1994
---------------------------------------------------------------------
Land                                      $    263,503   $    263,503
Building and Improvements                    5,792,172      5,634,205
Furniture, Fixtures and Equipment            2,341,459      1,934,659
Automobiles                                    419,978        370,678
---------------------------------------------------------------------
        Total                                8,817,112      8,203,045
Less Accumulated Depreciation                4,614,370      4,411,800
---------------------------------------------------------------------
Property and Equipment, Net               $  4,202,742   $  3,791,245

=====================================================================

4. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Activity in the liability for loss and loss adjustment reserves is summarized as follows:

---------------------------------------------------------------------------------
                                                        1995             1994
---------------------------------------------------------------------------------
Balance at January 1                               $  50,917,000    $  53,425,000
   Less reinsurance recoverables                      10,624,000       12,584,000
---------------------------------------------------------------------------------
Net balance at January 1                              40,293,000       40,841,000
---------------------------------------------------------------------------------
Incurred related to loss and loss adjustment
  expenses related to:
   Current year                                       47,159,000       42,015,000
   Prior years                                         2,407,000        1,294,000
---------------------------------------------------------------------------------
Total incurred                                        49,566,000       43,309,000
---------------------------------------------------------------------------------
Paid loss and loss adjustment expenses related to:
   Current year                                       27,910,000       23,567,000
   Prior years                                        22,758,000       20,290,000
---------------------------------------------------------------------------------
Total paid                                            50,668,000       43,857,000
---------------------------------------------------------------------------------
Net balance at December 31                            39,191,000       40,293,000
   Plus reinsurance recoverables                      11,974,000       10,624,000
---------------------------------------------------------------------------------
Balance at December 31                             $  51,165,000    $  50,917,000
=================================================================================

         As a result of changes in estimates of insured events in prior years, the provision of loss and loss adjustment expenses increased by $2,407,000 in 1995 and $1,294,000 in 1994 because of higher than anticipated losses and related expenses. This is most apparent in the personal and commercial automobile liability, commercial multiple peril and other liability lines of business during 1995 and 1994.

         The Company's exposure to environmental type claims has been insignificant. However, liabilities have been recognized for known claims when sufficient information has been developed to indicate the involvement of a specific insurance policy and management can reasonably estimate its liability.

5. FEDERAL INCOME TAX

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred income taxes as of December 31, 1995 and December 31, 1994 are as follows:

----------------------------------------------------------------------------------------
                                                                     DECEMBER 31,
                                                             1995              1994
----------------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                    $  (3,006,180)    $   (3,093,138)
  Differences between book and tax basis of property        (300,935)          (293,041)
  Unrealized investments gains                              (810,715)
  Other                                                     (403,926)          (648,145)
----------------------------------------------------------------------------------------
                                                          (4,521,756)        (4,034,324)
----------------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible                        6,013,565          5,544,486
  Unrealized investment losses                                                3,519,796
  Operating loss carryforwards                            11,824,122         10,266,792
----------------------------------------------------------------------------------------
                                                          17,837,687         19,331,074
----------------------------------------------------------------------------------------
Net asset                                                 13,315,931         15,296,750
Valuation allowance                                       (8,817,931)       (10,866,750)
----------------------------------------------------------------------------------------
Net deferred tax assets                                $   4,498,000     $    4,430,000
========================================================================================

         The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. The net change in the total valuation allowance for the year ended December 31, 1995, was a decrease of $2,048,819. Based on a review of anticipated future earnings and all other available evidence, both positive and negative, management has concluded that it is "more likely than not" that the Company's deferred tax asset recognized of $4,498,000 will be realized.

         The variance from federal statutory tax rates for each of the years indicated below consisted of the following elements:

------------------------------------------------------------------------------------------------
                                                             YEARS ENDED DECEMBER 31,
                                                    1995             1994               1993
------------------------------------------------------------------------------------------------
Federal income tax provision (credit)
  computed at statutory rate (34%)            $  (1,759,445)    $   1,310,150      $  1,979,886
Increase in tax credit, or decrease in tax
  provision, resulting from:
  Tax exempt bond interest                          (99,375)         (113,103)         (202,990)
  Tax exempt dividends (70% of amount
  received from domestic corporations)             (178,595)         (248,513)         (238,675)
Recognition of deferred tax asset                   (68,000)       (4,430,000)
Other                                                44,320            34,382            35,385
Reduction in tax provision (credit) for
  current year net operating loss limitation      1,980,007          (948,634)       (1,473,026)
------------------------------------------------------------------------------------------------
Provision (credit) for federal income tax     $     (81,088)    $  (4,395,718)     $    100,580
================================================================================================

         The Company has a net operating loss carryforward for tax purposes of $34,776,829, which expires if not previously utilized, in 1998 - $3,163,998; 1999 - $7,384,546; 2000 - $5,712,421; 2001 - $4,927,522; 2002 - $2,271,256;
2003 - $621,205; 2004 - $4,596,950; 2005 - $1,246,728; 2006 - $118,137; 2007 -
$43,352; 2008 - $13,450; 2009 - $13,410; and 2010 - $4,663,854.

         The Company received a federal income tax refund of $36,779 in 1995, paid federal income tax of $152,414 in 1994 and received a refund of federal income tax of $130 in 1993.

6. REINSURANCE AND CONTINGENCIES

Property insurance risks are reinsured under treaty arrangements whereby $700,000 of losses in excess of $100,000 are automatically reinsured. The Company has additional automatic property facultative reinsurance agreements for losses in excess of $800,000 up to a maximum of $2,100,000. Therefore, the liability of American Indemnity on property risks is effectively limited to a maximum of $100,000.

         American Indemnity carries excess catastrophe reinsurance which covers 95% of all losses up to $36,000,000 in excess of $4,000,000. American Indemnity carries excess property and automobile catastrophe reinsurance which covers 90% of catastrophe losses up to $3,000,000 incurred in excess of $3,000,000, subject to a $250,000 per occurrence retention. Effective July 21, 1995, American Indemnity carries excess catastrophe reinsurance which covers 95% of all losses up to $2,000,000 in excess of $2,000,000.

         All claims on automobile liability and casualty insurance over $125,000 up to $2,000,000 are automatically reinsured under a treaty. At January 1, 1993, the automobile physical damage line of business was subject to a 50% quota share reinsurance agreement. This agreement was terminated effective August 31, 1993 and replaced with a 25% quota share reinsurance agreement effective September 1, 1993 for the automobile physical damage line of business. This agreement was terminated effective August 31, 1994 and was not replaced.

         American Indemnity, however, is contingently liable if the reinsurance companies are unable to meet their obligations since such obligations would become a direct liability of American Indemnity.

         Premiums earned, losses and loss adjustment expenses incurred, and unpaid losses and loss adjustment expenses have been reduced by transactions with reinsurance companies as follows:

===============================================================================================================
                                                                          YEARS ENDED DECEMBER 31,
                                                             1995                   1994               1993
---------------------------------------------------------------------------------------------------------------
Premiums Earned:
  Catastrophe reinsurance                              $      3,996,420     $       3,218,084      $  4,517,273
  Other reinsurance                                          10,126,104            11,810,207        13,167,154
---------------------------------------------------------------------------------------------------------------
Total                                                  $     14,122,524     $      15,028,291      $ 17,684,427
===============================================================================================================
Losses and Loss Adjustment Expenses Incurred:
  Catastrophe reinsurance                              $      2,700,000     $                      $    810,286
  Other reinsurance                                           8,167,619             7,729,361        10,959,818
---------------------------------------------------------------------------------------------------------------
Total                                                  $     10,867,619     $       7,729,361      $ 11,770,104
===============================================================================================================
Unpaid Losses and Loss Adjustment
  Expenses at December 31                              $     11,974,000     $      10,623,000      $ 12,583,000
===============================================================================================================

         American Indemnity maintains loss reserves to cover the ultimate net cost of losses on reported and unreported claims and loss adjustment expenses. In view of the variability inherent in the estimation of such loss reserves, should the ultimate net cost of such items prove to be substantially greater than the loss reserves, the Company's operations, earnings and surplus could be adversely affected. Management believes, however, that the Company's aggregate loss reserves are reasonable and adequate to cover such ultimate net costs.

7. STOCKHOLDERS' EQUITY

American Indemnity may pay cash dividends only from statutory basis retained earnings, exclusive of special surplus funds and restricted reserves. Furthermore, under Texas law, American Indemnity may not pay a dividend without the consent of the Texas Insurance Commissioner if such dividend and all other dividends paid during the preceding twelve months would exceed the greater of
(i) 10% of its statutory surplus as regards to policyholders as of the end of the preceding calendar year or (ii) its statutory net investment income for such year.

         The NAIC has established various model laws, regulations and guidelines as part of its regulatory oversight of insurance companies. A state must adopt these laws in order to maintain its accreditation from the NAIC. The NAIC Model Insurance Company System Regulatory Act ("NAIC Model Act") contains restrictions regarding payment of dividends which differ from restrictions under Texas law. Although the state of Texas has not yet adopted these restrictions, the Texas Department of Insurance has given notice it will vigorously scrutinize any dividends deemed extraordinary under this act and may take a variety of actions. The NAIC Model Act requires that American Indemnity may not pay any extraordinary dividend or make any other extraordinary distribution to its shareholders until thirty days after the Commissioner has received notice of the declaration thereof and has not within that period disapproved the payment, or until the Commissioner has approved the payment within the thirty-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of (i) ten percent of its statutory surplus as regards to policyholders as of the end of the preceding calendar year or (ii) the net income, not including realized capital gains or losses, for such year. American Indemnity may carry forward net income from the previous two calendar years that has not already been paid out as dividends. This carry-forward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains or losses, less dividends paid in the second and immediate preceding calendar years.

         At December 31, 1995, American Indemnity had $106,909 of statutory retained earnings available for payment of cash dividends. At December 31, 1995, American Indemnity's reported statutory surplus as regards to policyholders was $28,694,851. For the year ended December 31, 1995, American Indemnity's unconsolidated statutory net investment income (including realized capital losses) was $3,947,851 and its unconsolidated net loss (excluding realized capital losses) was $2,163,531. The Company's stockholders' equity at December 31, 1995, 1994 and 1993 and net income for the years then ended, as reported under the statutory method, are as follows:

================================================================================
                                      STATUTORY                    STATUTORY
YEARS ENDED DECEMBER 31,         STOCKHOLDERS' EQUITY              NET INCOME
--------------------------------------------------------------------------------
1995                              $    30,682,608               $       310,914
1994                              $    31,629,505               $     3,131,381
1993                              $    30,906,163               $     5,395,998

8. EMPLOYEE AND NON-EMPLOYEE DIRECTOR STOCK OPTION PLANS

In 1982, the Company adopted an incentive stock option plan providing for the grant of options to purchase its common stock by certain employees. The exercise price of the options granted may not be less than the fair market value of shares of its common stock on the date the option is granted. All options granted may be exercised six months from the date of the grant and expire five years from the date of the grant. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options. No options may be granted under this plan subsequent to March 1992. In 1992, the Company adopted the 1992 Employee Stock Option Plan, which includes similar provisions. No options may be granted under the 1992 plan subsequent to January 2002.

         Activity of shares under the plans was as follows:

============================================================================================
                                                              NUMBER OF             AVERAGE
                                                               SHARES                PRICE
--------------------------------------------------------------------------------------------
Options outstanding, January 1, 1993                            44,700            $     6.58
Options exercised in 1993                                      (20,400)                (6.38)
--------------------------------------------------------------------------------------------
Options outstanding, December 31, 1993                          24,300                  6.74
Options granted April 15, 1994                                   4,000                 13.50
Options exercised in 1994                                         (100)                (6.38)
Options forfeited in 1994                                       (7,000)                (7.01)
--------------------------------------------------------------------------------------------
Options outstanding, December 31, 1994                          21,200                  7.93
Options exercised in 1995                                         (400)                (6.38)
--------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1995          20,800            $     7.96
============================================================================================

         At December 31, 1995, 123,800 shares of common stock were reserved for issuance pursuant to the terms of the Company's Employee Stock Option Plans.

         Also in 1992, the Company adopted a Non-Employee Director Stock Option Plan providing for the grant of options to purchase its common stock by Directors who are not employees of the Company or its subsidiaries. The exercise price of the options granted shall be equal to the fair market value of shares of its common stock on the date the option is granted and all options expire ten years from the date of grant. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options.

         Activity of shares under the Non-Employee Director Stock Option Plan was as follows:

============================================================================================
                                                               NUMBER OF            AVERAGE
                                                                 SHARES              PRICE
--------------------------------------------------------------------------------------------
Options outstanding, January 1,1993                              6,000            $     7.75
Options exercised in 1993                                       (2,000)                (7.75)
--------------------------------------------------------------------------------------------
Options outstanding December 31, 1993                            4,000                  7.75
Options granted, April 15, 1994                                  7,000                 13.79
--------------------------------------------------------------------------------------------
Options outstanding, December 31, 1994                          11,000                 11.59
--------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1995          11,000            $    11.59
============================================================================================

         At December 31, 1995 23,000 shares of common stock were reserved for issuance pursuant to the terms of the Company's 1992 Non-Employee Director Stock Option Plan.

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which is effective for the Company on January 1, 1996. SFAS No. 123 permits, but does not require, a fair value based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The Company has not decided whether to change its method of accounting for stock-based compensation; however, management believes that the adoption of this statement will not have a significant impact on the financial statements of the Company.

9. RETIREMENT PLANS

During 1994, American Indemnity established a defined Contribution 401(K) Profit Sharing Plan which covers all full-time employees over twenty-one years of age who have completed one year of service. Employees may contribute a portion of their annual salary, subject to limitation, to the plan. American Indemnity contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee. American Indemnity's contributions charged to expense with respect to the plan during the years ended December 31, 1995 and 1994 were approximately $254,000 and $122,000, respectively.

         American Indemnity also has a noncontributory, trusteed defined benefit retirement plan covering substantially all full-time employees over twenty-one years of age who have more than one year of service. Pension benefits are based on years of service and average compensation for each employee's five consecutive highest paid years during the last ten years worked. Pension benefits are fully vested after five years of service.

The following table sets forth the defined benefit plan's funded status:

=============================================================================================================
                                                                                       DECEMBER 31,
                                                                                1995                   1994
-------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
   Accumulated plan benefits, including vested benefits
     of $1,793,585 in 1995 and $1,376,260 in 1994                        $     1,885,507      $     1,424,809
=============================================================================================================
Projected benefit obligations for services rendered to date              $    (3,809,516)     $    (2,582,082)
Plan assets at fair value, consisting primarily of equity securities           2,558,322            1,931,238
-------------------------------------------------------------------------------------------------------------
Projected benefit obligations in excess of plan assets                        (1,251,194)            (650,844)
Unrecognized net gain                                                           (236,668)            (966,854)
Unrecognized net obligations, at adoption of plan,
     being recognized over 15 years                                              990,877            1,134,181
Unrecognized Prior Service Cost                                                  (18,072)             (20,389)
-------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                     $      (515,057)     $      (503,906)
=============================================================================================================

         The weighted-average discount rate and rate of the increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were seven and one-half percent and four and one-half percent, respectively, for 1995 and eight and one-half percent and four and one-half percent, respectively, for 1994. The expected long-term rate of return on assets was seven percent for 1995 and 1994.

Net pension cost included the following components:

==================================================================================================================
                                                                             YEARS ENDED DECEMBER 31,
                                                                    1995               1994                 1993
------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                $     131,609        $   145,209        $    161,718
Interest cost on projected benefit obligations                      215,042            174,271             203,245
(Return) loss on plan assets                                       (388,691)            31,564            (123,590)
Net amortization and deferral                                       339,845            (62,391)            103,778
------------------------------------------------------------------------------------------------------------------
Net periodic pension cost                                     $     297,805        $   288,653        $    345,151
==================================================================================================================

         American Indemnity's funding policy is to contribute annually an amount at least sufficient to fund pension cost accrued. Contributions have been intended to provide not only for benefits attributed to services to date but also those expected to be earned in the future.

10. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company accrues the cost of providing postretirement benefits to employees during the employees' service period. The benefits provided to retired employees are principally health care and life insurance. All of these benefits are funded by the Company on a cash basis.The following table sets forth the unfunded status and amounts recognized in the Company's consolidated financial statements:

=============================================================================================================
FOR THE YEARS ENDED DECEMBER 31,                                              1995                 1994
-------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                              $     1,232,000      $     1,067,000
   Fully eligible active participants                                            421,000              459,000
   Other active participants                                                   1,140,000              782,000
-------------------------------------------------------------------------------------------------------------
     Total accumulated postretirement benefit obligation                       2,793,000            2,308,000
   Unrecognized net obligation, at adoption of plan,
     being recognized over 20 years                                            1,893,000            2,004,000
   Prior service cost                                                             84,000               96,000
   Unrecognized net loss (gain)                                                  101,000             (281,000)
-------------------------------------------------------------------------------------------------------------
   Accrued postretirement benefit liability                              $       715,000      $       489,000
=============================================================================================================

Net postretirement benefit costs include the following components:

-------------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                              1995                  1994
-------------------------------------------------------------------------------------------------------------
Service cost                                                             $        59,000      $        73,000
Interest cost                                                                    187,000              179,000
Net amortization and deferral                                                    107,000              124,000
-------------------------------------------------------------------------------------------------------------
   Net postretirement costs                                              $       353,000      $       376,000
=============================================================================================================

   For measurement purposes, the assumed health care cost trend rate is 10 percent in 1996 and gradually declines to 4.5 percent in 2002 and thereafter. Increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $251,000 and the net periodic postretirement benefit cost would increase by approximately $30,000. The calculation assumes a long-term rate of increase in compensation of 4.5 percent at December 31, 1995 and 1994. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent and 8.5 percent at December 31, 1995 and 1994, respectively.

11. POLICY ACQUISITION COSTS

Policy acquisition costs incurred and expensed and policy acquisition costs amortized to expense were as follows:

=============================================================================================================
                                                                     YEARS ENDED DECEMBER 31,
                                                           1995                1994                 1993
-------------------------------------------------------------------------------------------------------------
Costs Incurred and Expensed                           $    8,266,372     $     7,050,516      $     7,025,952
Costs Amortized to Expense                                17,643,076          16,216,523           14,628,837
-------------------------------------------------------------------------------------------------------------
Total                                                 $   25,909,448     $    23,267,039      $    21,654,789
=============================================================================================================

12. LEASE COMMITMENTS

The Company has several operating leases for office space and equipment. Total lease expense was approximately $688,000 for 1995, $600,000 for 1994 and $610,000 for 1993. Future minimum lease commitments for the Company are approximately $265,000 for 1996, $187,000 for 1997, $174,000 for 1998, $165,000
for 1999 and $112,000 for 2000.

13. LINE OF CREDIT

The Company and United States National Bank, Galveston, Texas, agreed to renew, for an additional term of 17 months, an existing line of credit in the principal amount of $5,000,000, which was entered into on January 1, 1995. This line of credit is secured by the pledge of $5,500,000 par value of United States Treasury Notes. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company did not borrow against this line of credit during 1995.

                          INDEPENDENT AUDITORS' REPORT


To The Stockholders of American Indemnity Financial Corporation:

   We have audited the accompanying consolidated balance sheets of American Indemnity Financial Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Indemnity Financial Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Houston, Texas

March 11, 1996





28