Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN INDEMNITY FINANCIAL CORP
filed 1997-03-28
CIK 5227

CONSOLIDATED FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------------------------
                                                          For the Years Ended December 31,
                                                       1996             1995              1994
--------------------------------------------------------------------------------------------------
Income Statement Data:
   Net premiums earned                            $  66,961,281    $  67,136,782     $  65,346,464
   Net investment income                              4,591,651        4,009,564         4,703,398
   Realized investment gains (losses)                   657,875         (276,311)          (31,355)
   Net income (loss)                                  1,947,953       (5,093,755)        8,249,105
     Per share                                             1.00            (2.62)             4.24
   Dividends declared per share                             .30             .285               .21
Balance Sheet Data:
   Total assets                                   $ 144,899,748    $ 138,113,936     $ 131,201,491
   Stockholders' equity                              41,618,973       40,529,114        33,438,366
     Per share                                            21.32            20.82             17.18
   Average investment yield                                5.32%            4.82%             5.58%
Statutory Ratios:
   Statutory combined ratio                               108.1%           113.4%            103.3%
   Net premiums written/statutory surplus ratio        2.1 TO 1         2.3 to 1          2.1 to 1


PER SHARE MARKET AND DIVIDEND INFORMATION

-------------------------------------------------------------------------------------
                                             Price of Common Stock          Dividends
                                             High              Low              Paid
-------------------------------------------------------------------------------------
1996 Quarter Ended:
March 31                                    11 1/4             9  3/8           .075
June 30                                     13 3/8             9  5/8           .075
September 30                                13                 9  3/4           .075
December 31                                 11 3/8             9  1/2           .075

1995 Quarter Ended:
March 31                                    12 1/4            10  1/8           .060
June 30                                     12 3/4            10  1/8           .075
September 30                                13 1/4             9                .075
December 31                                 12 1/2             9  1/4           .075

As of February 7, 1997 there were approximately 437 stockholders, not including shares held beneficially in nominee accounts.


NET PREMIUMS WRITTEN (IN THOUSANDS OF DOLLARS)

---------------------------------------------------------------------------------------------
                                            For the Years Ended December 31,
                                    1996                  1995                  1994
---------------------------------------------------------------------------------------------
Personal automobile         $17,844       25.9%    $19,764       29.4%    $20,426       30.9%
Commercial automobile        16,272       23.6      14,543       21.6      13,408       20.2
Commercial multiple peril    15,973       23.2      16,097       23.9      14,511       21.9
Other liability               7,646       11.1       6,626        9.8       5,930        9.0
Homeowners multiple peril     5,506        8.0       4,154        6.2       4,886        7.4
Fire and allied lines         3,506        5.1       3,285        4.9       3,765        5.7
Inland marine                 1,366        2.0       1,439        2.1       1,617        2.4
Workers' compensation           409        0.6       1,008        1.5       1,241        1.9
All other                       341        0.5         399        0.6         390        0.6
---------------------------------------------------------------------------------------------
Net premiums written        $68,863      100.0%    $67,315      100.0%    $66,174      100.0%
=============================================================================================

American Indemnity Financial Corporation is a Galveston, Texas, based holding company comprised of a group of regional property and casualty insurance companies. The corporate common stock is traded over-the-counter, through the National Market System, under the NASDAQ symbol AIFC.

   American Indemnity Company, American Fire and Indemnity Company and Texas General Indemnity Company offer personal and commercial lines of insurance through their independent agents.

                                                                   EXHIBIT 13.1

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------------------
                                                                       For the Years Ended December 31,
                                                   1996               1995               1994             1993              1992
------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Premiums earned                         $     66,961,281   $     67,136,782   $    65,346,464   $    64,081,902  $   60,470,621
   Net investment income                          4,591,651          4,009,564         4,703,398         5,252,684       5,535,826
   Realized investment gains (losses)               657,875           (276,311)          (31,355)        1,274,693       1,360,140
   Net income (loss)                              1,947,953         (5,093,755)        8,249,105         5,722,617       3,198,879
   Net Income (loss) per share                         1.00              (2.62)             4.24              2.95            1.66
   Dividends declared per share                         .30               .285               .21               .10             .08

Balance Sheet Data:
   Total assets                            $    144,899,748   $    138,113,936   $   131,201,491   $   135,803,519  $  130,782,576
   Note payable to bank                             515,981                                                                687,146
   Stockholders' equity                          41,618,973         40,529,114        33,438,366        37,842,559      31,260,941
   Equity per share                                   21.32              20.82             17.18             19.44           16.25
   Average investment yield                            5.32%              4.82%             5.58%             6.16%           7.01%

Statutory Ratios:
   Loss and loss adjustment expenses
      to premiums earned                               70.9%              73.0%             66.8%             66.9%          74.9%
   Underwriting expenses to
      premiums written                                 36.4               37.4              36.1              33.0           32.9
   Retrospective premium adjustments
      to premiums written                                .8                3.0                .4               2.2            (.8)
------------------------------------------------------------------------------------------------------------------------------------
      Statutory combined ratio                        108.1%             113.4%            103.3%            102.1%         107.0%
------------------------------------------------------------------------------------------------------------------------------------
   Net premiums written/statutory
   surplus ratio                                   2.1 to 1           2.3 to 1          2.1 to 1          2.2 to 1        2.5 to 1


                       SELECTED QUARTERLY FINANCIAL DATA

------------------------------------------------------------------------
                *Net Premiums   *Premiums         Net        Earnings
                   Written       Earned         Income       Per Share
------------------------------------------------------------------------
1996
First Quarter    $18,119,163   $16,875,476   $ 1,065,799    $       .55
Second Quarter    18,389,001    16,765,029    (1,166,984)          (.60)
Third Quarter     16,064,232    16,527,013       696,931            .36
Fourth Quarter    16,290,161    16,793,763     1,352,207            .69

1995
First Quarter    $18,860,826   $16,514,006   $   484,620    $       .25
Second Quarter    17,256,581    17,276,077    (3,553,090)         (1.83)
Third Quarter     17,463,121    17,379,634      (677,402)          (.34)
Fourth Quarter    13,734,229    15,967,065    (1,347,883)          (.70)

* Certain reclassifications have been made in the amounts presented for 1995 to conform with the 1996 presentation.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes found on pages 14 to 27, since they contain important information which is helpful in evaluating the Company's financial position and results of operations.

LIQUIDITY

The Company has consistently been able to generate adequate amounts of cash to meet its needs and management is unaware of any trends, demands or commitments which will or are reasonably likely to have a significant effect on the Company's liquidity.

Operating Activities. The underwriting results improved significantly during 1996 compared with 1995. Nevertheless, these underwriting results produced negative net cash flow during 1996. However, the negative effect on cash flow from the underwriting results was partially offset by a decrease in policy acquisition costs and an increase in net investment income during 1996 compared with 1995.

     The Company's total net loss resulting from weather-related catastrophes during 1996 decreased significantly compared with 1995. Nevertheless, the negative cash flow from underwriting results during 1996 was caused primarily by the occurrence of several weather-related natural catastrophes. During 1996, the Company's total net loss resulting from weather-related catastrophes was approximately $3,525,000 compared with $6,281,000 during 1995.

     Policy acquisition costs decreased 2.6% during 1996 compared with 1995. This decrease resulted primarily from decreased overhead expenses during 1996 compared with 1995. Overhead expenses decreased primarily as a result of a decrease in legal expense.

     Net investment income increased 14.5% during 1996 compared with 1995, primarily as a result of increased yields on the Company's derivative investments.

     Primarily as a result of an increase in the severity of weather-related natural catastrophes and the settlement of several large liability claims in the Company's commercial automobile and other liability lines of business, an increase in policy acquisition costs and a decrease in net investment income during 1995, the Company's operating results produced negative cash flow in 1995. During 1995, the Company's total net loss resulting from weather-related catastrophes was approximately $6,281,000 compared with $2,930,000 during 1994. Primarily as a result of this, the amount of funds required for claim payments increased approximately 16.3% in 1995 compared with 1994. Policy acquisition costs increased 8.3% during 1995 compared with 1994. This increase resulted primarily from increases in amortization of deferred policy acquisition costs of prior years and increased overhead expenses during 1995 compared with 1994. Overhead expenses increased primarily as a result of an increase in legal expense. Net investment income decreased 14.8% during 1995 compared with 1994, primarily as a result of reduced yields on the Company's derivative investments.

     Operating activities provided positive cash flow during 1994 primarily as a result of favorable underwriting results in the Company's commercial lines of business and a decreased frequency and severity of weather-related natural catastrophes.

     Investing Activities. The net cash flow from investing activities was positive for 1996 because total investment sales and maturities exceeded total investment purchases during 1996. During 1996, the Company's cash flow from operating activities was negative. As a result, additional funds were raised through the sale of investments. However, whenever possible during 1996, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks.

     As shown in the Company's consolidated balance sheets, the unrealized appreciation in market value of investments was approximately $2,080,000 at December 31, 1996, compared to an unrealized appreciation of approximately $2,384,000 at December 31, 1995, resulting in unrealized losses for 1996 of approximately $304,000. Of these amounts, unrealized losses in the Company's bond portfolio were approximately $1,067,000 of this total with unrealized gains on equity securities constituting the balance of $763,000. The unrealized investment losses were primarily the result of the negative effects of increased interest rates on the market value of the Company's debt securities during 1996.

     Approximately $297,000 of the total $1,067,000 in unrealized investment losses on bonds in 1996 were related to six issues of derivative securities purchased by the Company in 1993. The Company's debt and equity securities are reported on the Company's balance sheet at their respective market values which fluctuate based upon a variety of market factors. Such fluctuations will result in changes to the Company's unrealized investment gains or losses and will have a corresponding impact on the Company's stockholders' equity. Substantially all of the derivative securities mentioned above are known as inverse floaters as their yields, which are adjusted periodically, vary inversely to certain LIBOR rates. These derivative securities will probably exacerbate swings in unrealized investment gains and losses and stockholders' equity in the event of significant movement in interest rates, particularly LIBOR rates. Additionally, the yield formulas for these securities will result in commensurate swings in investment income. At current yield rates and considering future yield resets for these securities and the guarantee (see discussion below) that was obtained with respect to certain of these securities, net investment income during 1997 should not change significantly compared with 1996. This is subject to change, either positively or negatively, depending on future investment market conditions. Any unrealized investment gains or losses and changes in investment income will be reflected in the Company's financial reports. For the year ended December 31, 1996, the average yield of these derivative investments, including the guaranteed yield on one such issue discussed below, was approximately 4.3%, their average term to maturity was 2 years, and the market value carried on the Company's balance sheet was approximately $18,778,000.

     Because these derivative securities were issued by government agencies, the Company believes that their principal is assured at maturity. Barring unforeseen circumstances, the Company has the ability to hold these debt securities until their stated maturity. However, if conditions are favorable for their disposition, the Company may dispose of all or a portion of these securities prior to maturity. During 1996, the Company was able to reduce its exposure in such securities by the sale of $750,000 par value of one issue of the derivative securities. As a matter of investment policy, the Company no longer invests in inverse floating rate securities.

     In connection with the settlement of an arbitration proceeding in 1995, the Company received an agreement, effective December 8, 1995, guaranteeing the yield rate on the largest derivative issue held by it (Guaranteed Yield Security). The Guaranteed Yield Security has a par value of $11,000,000 and matures in March 1998. The yield rate that is guaranteed equals the weekly average yield rate for three month treasury bills during each interest period of the security. The maximum amount guaranteed is $1,500,000 and the guarantee will terminate no later than the security's maturity date. As of December 31, 1996, the remaining amount guaranteed, reduced by settlements received during 1996, is approximately $1,115,000. This guarantee was originally secured by two letters of credit. One letter of credit is in the amount of $500,000 and expires two years from its issue date. The second letter of credit in the amount of $500,000 expired in December 1996. At December 31, 1996, the stated interest rate for the Guaranteed Yield Security was .039% and the guaranteed yield rate was 5.15%. Based on such guaranteed yield rate, and assuming no change in the yield rate that determines the guaranteed yield rate, net investment income earned by this security during 1997 should not change significantly compared with 1996.

     As a result of this guarantee, the yield of the Guaranteed Yield Security is similar to that of a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill yield rate during each interest period. The market value of this security at December 31, 1996 was determined based upon the market values of other securities with similar yield resets and similar maturities. As a result, the market value for this security as carried on the Company's balance sheet at December 31, 1996 was approximately $10,979,000.

     The net cash flow from investing activities was positive for 1995. Due to unfavorable underwriting results during 1995, the Company's cash flow from operating activities was insufficient to cover the payment of claims and underwriting expenses. As a result, additional funds were raised through the sale of investments. However, whenever possible during 1995, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks.

     During 1995, the overall returns in bond and stock markets were quite favorable. As a result, there was significant price appreciation in the company's portfolio of equity securities and this, combined with the positive effects of decreased interest rates on the market value of the Company's fixed maturity bond portfolio and yield increases in certain derivative investments held by the Company, resulted in significant unrealized investment gains during 1995. As shown in the Company's consolidated balance sheets, the unrealized appreciation in market value of investments was approximately $2,384,000 at December 31, 1995, compared to an unrealized decline of approximately $10,352,000 at December 31, 1994, resulting in unrealized gains for 1995 of approximately $12,736,000. The unrealized gains in the Company's bond portfolio constituted approximately $9,275,000 of this total with unrealized gains on equity securities constituting the balance of $3,461,000. Approximately $5,176,000 of the total $9,275,000 in unrealized investment gains on bonds in 1995 were related to six issues of derivative securities purchased by the Company in 1993.

     During 1994, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common and preferred stocks. Since total investment purchases exceeded total investment sales and maturities during 1994, the net cash flow from investing activities was negative for 1994.

     During 1994, the negative effects of increased interest rates on the Company's fixed maturity bond portfolio and yield decreases in the derivative investments held by the Company, combined with a change in the financial reporting requirements adopted in 1993, resulted in significant unrealized investment losses. Total unrealized losses for 1994 were approximately $12,245,000, which resulted from an unrealized decline in the market value of investments of $10,352,000 at December 31, 1994, compared to an unrealized appreciation of approximately $1,893,000 at December 31, 1993. Of such unrealized losses, $10,329,000 was related to the fixed maturity bond portfolio and $1,916,000 was related to equity securities. Approximately $6,407,000 of the total $10,329,000 in unrealized investment losses on bonds were related to derivative securities held by the Company at the time. At December 31, 1994, the market value of these derivatives carried on the Company's balance sheet was approximately $16,665,000.

Financing Activities. During 1996, the Company's Board of Directors declared quarterly dividends totaling $.30 per share compared with $.285 per share in 1995. This resulted in a 5.3% increase in the amount of funds required for the payment of dividends in 1996 compared with 1995.

     In January 1996, the Company received $580,500 proceeds from a loan from United States National Bank. The Company is required to make seventy-two monthly payments at an interest rate of 8.75% until the maturity date of February 1, 2002. The Company may pay without penalty all or a portion of the principal. These funds were obtained to finance the purchase of computer software designed to provide policy processing, claims administration, billing and collection, reinsurance and management reporting needed as part of the Company's ongoing effort to enhance its technology and re-engineer its business processes.

     Effective January 1, 1996, the Company and United States National Bank, Galveston, Texas, agreed to renew, for an additional term of 17 months, an existing line of credit in the principal amount of $5,000,000, which was entered into on January 1, 1995. This line of credit is secured by the pledge of $5,500,000 par value of United States Treasury Notes. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company entered into this agreement in order to reduce the need to dispose of investments during unfavorable market conditions in order to meet potentially significant cash demands that could result, for example, from a major catastrophic event such as a hurricane. The Company did not borrow against this line of credit during 1996 or 1995.

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

RESULTS OF OPERATIONS

Primarily as a result of strong competition in a soft market and the Company's conservative pricing and strict underwriting standards, net premiums earned decreased slightly during 1996 compared with 1995. Management intends to continue conservative expansion of the Company's commercial lines of business and to maintain current levels of premium writings in the personal lines of business.

     As discussed above, net investment income increased 14.5% during 1996 compared with 1995, resulting in an increase in the Company's average investment yield to 5.32% for 1996 compared with 4.82% for 1995. At current yield rates and considering future yield resets for derivative securities and the guaranteed yield rate discussed above, net investment income during 1997 should not change significantly compared to 1996. This is subject to change, either positively or negatively, depending on future investment market conditions.

     In an effort to maximize the overall return on the Company's investment portfolio, Management elected to take advantage of favorable market conditions and sold several issues of common and preferred stocks and fixed maturity bonds which were held in the investment portfolio. As a result, realized investment gains were approximately $658,000 during 1996 compared with realized investment losses of approximately $276,000 during 1995.

     The underwriting results improved significantly during 1996 compared with 1995, as reflected in the decrease in loss and loss adjustment expenses incurred. The loss and loss adjustment expense ratio was 69.0% for 1996 compared with 73.8% for 1995. This decrease was primarily the result of a smaller number and decreased severity of weather-related natural catastrophes during 1996 compared with 1995. Claims from weather-related natural catastrophes resulted in approximately $3,525,000 in net losses during 1996 compared with approximately $6,281,000 during 1995.

     The policy acquisition cost ratio was 36.6% for 1996 compared with 37.5% for 1995. The decrease in this ratio resulted primarily from decreased overhead expenses during 1996 compared with 1995. Overhead expenses decreased primarily as a result of a decrease in legal expenses. Legal expenses incurred during 1995 included non-recurring expenses in connection with legal assistance used in obtaining the guarantee of the yield on the Guaranteed Yield Security. Management has established strategic initiatives to significantly reduce overhead expense and policy acquisition costs in the long term.

     The Company writes its workers' compensation business on a participation and assessment basis, whereby the policyholder participates directly in the loss experience of the policy through retrospective premium adjustments. If loss and loss adjustment expenses incurred plus the Company's charge against premiums earned is less than premiums earned under the policy, the difference is refunded to the insured. Conversely, if the same total exceeds premiums earned under the policy, the insured is assessed for the excess. The introduction in 1992 of premium discounts associated with large loss deductibles on workers' compensation policies has limited the majority of retrospective premium adjustments to the loss experience on workers' compensation policies for years prior to 1992. As a result of the favorable loss experience during 1996 on these policies, retrospective premium adjustments on workers' compensation policies were 0.7% of premiums earned for 1996 compared with 3.0% for 1995.

     The net income of the Company was approximately $1,948,000 during 1996 compared with net loss of $5,094,000 during 1995. This improvement resulted primarily from the decrease in claims from weather-related natural catastrophes, the increase in net investment income, and the realized investment gains during 1996 compared with 1995.

     Net premiums earned increased 2.7% during 1995 compared with 1994, resulting primarily from an increase in the Company's automobile physical damage line of business due to the cancellation of the 25% quota share reinsurance agreement in 1994 and increases in the Company's commercial multiple peril and other liability lines of business. However, the net premiums earned decreased in the homeowners and fire and allied lines of business during 1995 compared with 1994, as a result of a reduction in the number of personal lines policies written in 1995 compared with 1994.

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

     The Company's underwriting results for 1995 were disappointing compared with 1994, as reflected in the increase in loss and loss adjustment expenses incurred. The loss and loss adjustment expense ratio was 73.8% for 1995 compared with 66.3% for 1994. This increase resulted primarily from claims attributable to the occurrence of numerous weather-related natural catastrophes in Texas during 1995, which were unprecedented in their severity. Claims from weather-related natural catastrophes resulted in approximately $6,281,000 in net losses during 1995 compared with approximately $2,930,000 during 1994. Also, adverse underwriting results during 1995 in the Company's commercial automobile and other liability lines of business, which resulted from an increase in the number of large liability claims during 1995, contributed to the increase in loss and loss adjustment expenses incurred.

     The policy acquisition cost ratio was 37.5% for 1995 compared with 35.6% for 1994. This increase resulted primarily from increases in amortization of deferred policy acquisition costs of prior years and increased overhead expenses during 1995 compared with 1994. Overhead expenses increased primarily as a result of an increase in legal expense, which was incurred in connection with legal assistance used in obtaining the guarantee for the yield on the Guaranteed Yield Security.

     As a result of the favorable loss experience during 1995 on workers' compensation policies, retrospective premium adjustments on workers' compensation policies were 3.0% of premiums earned for 1995 compared with 0.4% for 1994.

     Primarily as a result of the Company's unfavorable underwriting results, the increase in policy acquisition costs and the decrease in net investment income during 1995, the net loss of the Company was approximately $5,094,000 compared to net income of approximately $8,249,000 for 1994. Net income for 1994 included $4,430,000 in earnings related to the Company recording a deferred tax asset during 1994.

     The Company did not adopt the accounting provisions of Statement of Financial Accounting Standards No. 123, but rather has elected to continue to apply Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based compensation. The Company estimates that the provisions of the statement, if adopted, would not have materially affected reported amounts for net income (loss) and earnings (loss) per share in 1996 and 1995.

                          CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------------------
                                                                                         December 31,
                                                                                     1996            1995
-------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities - bonds:
      Available for sale - at market value (amortized cost $73,598,053
         in 1996 and $72,999,281 in 1995)                                         $ 72,110,261   $ 72,578,178
   Equity securities:
      Preferred stocks - at market value (cost $1,390,189 in 1996
          and $2,258,959 in 1995)                                                    1,377,438      2,289,472
      Common stocks - at market value (cost $8,839,325 in 1996
         and $9,120,470 in 1995)                                                    12,420,256     11,895,516
   Mortgage loans on real estate                                                        19,710         24,604
   Short-term investments                                                                              60,000
-------------------------------------------------------------------------------------------------------------
         Total investments                                                          85,927,665     86,847,770
Cash and Cash Equivalents                                                            4,349,953      4,781,566
Accrued Investment Income                                                              826,791        711,185
Premiums in Course of Collection                                                     4,093,476      4,293,569
Direct Premium Bills Receivable                                                      9,659,722      8,267,740
Reinsurance Balances Receivable                                                     18,689,412     12,167,759
Prepaid Reinsurance Premiums                                                           651,050        716,632
Property and Equipment, Net                                                          4,072,394      4,202,742
Deferred Policy Acquisition Costs                                                    9,375,133      8,841,705
Deferred Income Taxes                                                                4,743,000      4,498,000
Other Assets                                                                         2,511,152      2,785,268
-------------------------------------------------------------------------------------------------------------
Total                                                                             $144,899,748   $138,113,936
=============================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Losses and Loss Adjustment Expenses:
   Unpaid losses                                                                  $ 47,476,034   $ 44,421,001
   Unpaid loss adjustment expenses                                                   8,125,895      6,744,423
Unearned Premiums                                                                   36,325,073     34,489,378
Reinsurance Balances Held or Payable                                                 1,657,874      2,844,698
Note Payable to Bank                                                                   515,981
Accounts Payable and Other Accrued Liabilities                                       9,179,918      9,085,322
-------------------------------------------------------------------------------------------------------------
      Total Liabilities                                                            103,280,775     97,584,822
-------------------------------------------------------------------------------------------------------------

CONTINGENCIES
Stockholders' Equity:
   Preferred stock, authorized 2,000,000 shares; none outstanding Common stock,
   $3.33 1/3 par value; authorized, 2,500,000 shares;
   outstanding shares 1,951,910 in 1996 and 1,947,110 in 1995                        6,506,351      6,490,351
   Paid-in surplus                                                                  13,061,709     13,047,085
   Unrealized appreciation in market value of investments                            2,080,388      2,384,456
   Retained earnings                                                                19,970,525     18,607,222
-------------------------------------------------------------------------------------------------------------
      Total Stockholders' Equity                                                    41,618,973     40,529,114
-------------------------------------------------------------------------------------------------------------
Total                                                                             $144,899,748   $138,113,936
=============================================================================================================

     The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------
                                                                 For the Years Ended December 31,
                                                               1996            1995            1994
-------------------------------------------------------------------------------------------------------
Premiums and Other Income
   Premiums earned                                         $ 66,961,281    $ 67,136,782    $ 65,346,464
   Net investment income                                      4,591,651       4,009,564       4,703,398
   Realized investment gains (losses)                           657,875        (276,311)        (31,355)
   Interest on premium bills receivable and other income        743,892         730,211         693,670
-------------------------------------------------------------------------------------------------------
         Total                                               72,954,699      71,600,246      70,712,177
-------------------------------------------------------------------------------------------------------
Expenses
   Losses and loss adjustment expenses:
      Losses incurred                                        38,916,069      40,862,977      35,729,193
      Loss adjustment expenses                                7,292,287       8,703,295       7,580,177
   Policy acquisition costs                                  24,531,623      25,188,691      23,267,039
   Retrospective premium adjustments on workers'
      compensation policies                                     511,767       2,020,126         282,381
-------------------------------------------------------------------------------------------------------
         Total                                               71,251,746      76,775,089      66,858,790
-------------------------------------------------------------------------------------------------------
Income (Loss) Before Federal Income Tax                       1,702,953      (5,174,843)      3,853,387
Provision (Credit) for Federal Income Tax
   Current                                                                      (13,088)         34,282
   Deferred                                                    (245,000)        (68,000)     (4,430,000)
-------------------------------------------------------------------------------------------------------
         Total                                                 (245,000)        (81,088)     (4,395,718)
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                                          $  1,947,953    $ (5,093,755)   $  8,249,105
=======================================================================================================
Net Income (Loss) Per Share                                $       1.00    $      (2.62)   $       4.24
-------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                               $        .30    $       .285    $        .21
-------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------
                                                                 For the Years Ended December 31,
                                                                1996            1995            1994
--------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                        $  1,947,953    $ (5,093,755)   $  8,249,105
   Adjustments to reconcile net income (loss) to net cash
      flow from operating activities:
   Decrease (Increase) in:
      Premiums in course of collection                           200,093       1,669,215         560,987
      Direct premium bills receivable                         (1,391,982)       (358,847)       (190,065)
      Reinsurance balances receivable                         (6,521,653)     (1,379,088)      1,864,839
      Prepaid reinsurance premiums                                65,582         610,852         960,390
      Deferred policy acquisition costs                         (533,428)        255,759      (1,367,695)
      Deferred income taxes                                     (245,000)        (68,000)     (4,430,000)
      Other assets                                               274,116          34,031        (200,808)
   Increase (Decrease) in:
      Unpaid losses and loss adjustment expenses               4,436,505         248,648      (2,508,638)
      Unearned premiums                                        1,835,695        (432,877)       (132,763)
      Reinsurance balances held or payable                    (1,186,824)       (932,849)      1,443,193
      Accounts payable and other accrued liabilities              94,596         938,775       1,000,373
   Realized investment (gains) losses                           (657,875)        276,311          31,355
   Depreciation                                                  455,274         419,714         335,548
   Other                                                          73,634         109,127         525,667
--------------------------------------------------------------------------------------------------------
         Net cash flow from operating activities              (1,153,314)     (3,702,984)      6,141,488
--------------------------------------------------------------------------------------------------------

Investing Activities
   Sale of bonds                                               9,848,321       9,252,615      21,217,761
   Maturity of bonds                                           9,304,151       5,761,836       5,873,780
   Sale of preferred stocks                                      184,396          49,338
   Redemption of preferred stocks                                705,368         170,018          80,625
   Sale of common stocks                                       2,936,366       6,234,399       2,459,425
   Maturity of long-term certificates of deposit                  60,000
   Purchase of bonds                                         (19,746,127)    (16,018,351)    (30,933,224)
   Purchase of preferred stocks                                                                 (175,000)
   Purchase of common stocks                                  (2,090,731)       (496,370)     (1,080,825)
   Purchase of property and equipment                           (446,893)       (858,616)       (877,466)
   Other                                                           4,895           4,430          10,467
--------------------------------------------------------------------------------------------------------
         Net cash flow from investing activities                 759,746       4,099,299      (3,424,457)
--------------------------------------------------------------------------------------------------------

Financing Activities
   Proceeds received from bank loan                              580,500
   Payments on bank loan                                         (64,519)
   Cash dividends paid to stockholders                          (584,650)       (554,845)       (408,806)
   Proceeds received from exercise of stock options               30,624           2,552             638
--------------------------------------------------------------------------------------------------------
         Net cash flow from financing activities                 (38,045)       (552,293)       (408,168)
--------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents            (431,613)       (155,978)      2,308,863
Cash and Cash Equivalents, January 1                           4,781,566       4,937,544       2,628,681
--------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31                      $  4,349,953    $  4,781,566    $  4,937,544
========================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------
                                                         For the Three Years Ended December 31, 1996
-----------------------------------------------------------------------------------------------------------------
                                                                                     Unrealized
                                                                                    Appreciation
                                                  Common Stock                      (Decline) in
                                                     Issued              Paid-in    Market Value      Retained
                                              Shares       Par Value     Surplus    of Investments    Earnings
-----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                     1,946,610    $6,488,684   $13,045,562   $  1,892,790    $16,415,523
   Net income                                                                                          8,249,105
   Cash dividends ($.21 per share)                                                                      (408,806)
   Change in market value of investments                                              (12,245,130)
   Common Stock issued in connection
      with stock option plans                      100           334           304
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                   1,946,710     6,489,018    13,045,866    (10,352,340)    24,255,822
   Net loss                                                                                           (5,093,755)
   Cash dividends ($.285 per share)                                                                     (554,845)
   Change in market value of investments                                               12,736,796
   Common stock issued in connection
      with stock option plans                      400         1,333         1,219
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   1,947,110     6,490,351    13,047,085      2,384,456     18,607,222
   Net income                                                                                          1,947,953
   Cash dividends ($ .30 per share)                                                                     (584,650)
   Change in market value of investments                                                 (304,068)
   Common stock issued in connection
      with stock option plans                    4,800        16,000        14,624
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   1,951,910    $6,506,351   $13,061,709   $  2,080,388    $19,970,525
=================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 1996

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

Reclassifications. Certain reclassifications have been made in the amounts presented for 1995 to conform with the 1996 presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

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

Investments. Fixed maturities are purchased to support the investment strategies of the Company, which are based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Investments in fixed maturities which are available for sale are stated at market value. Investments in fixed maturities which are designated as held to maturity are stated at amortized cost. At December 31, 1996 and 1995, all fixed maturities were classified as available for sale.

     Investments in equity securities are stated at market value.

     Unrealized gains or losses on investments which are reported at market value are credited or charged to stockholders' equity, net of a provision for federal income tax, if any. Gains or losses on disposition are computed by the identified certificate method.

Disclosures about Fair Value of Financial Instruments. In preparing disclosures about the fair value of financial instruments, the Company has assumed that the carrying amount approximates fair value for cash and cash equivalents because of the short maturities of those instruments. The fair value of investments is estimated based on quoted market values when available, independent pricing services, or on the current interest rates available to the Company for investments with similar terms and remaining maturities. At December 31, 1996 and 1995, the fair market value of all of the Company's financial instruments approximated their reported values.

Cash and Cash Equivalents. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, and all money market investments to be cash equivalents.

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

Per Share Data. Per share data are based on the weighted average number of shares outstanding for the period; 1,948,710 for 1996, 1,946,843 for 1995 and 1,946,685 for 1994.

     Shares issuable upon the exercise of options are excluded from the average number of shares outstanding for the computation of per share amounts because their effect is insignificant.

2.  INVESTMENTS AND INVESTMENT INCOME

Fixed Maturities - Bonds. The amortized cost and estimated market values of investments in fixed maturities-bonds are as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                      December 31, 1996
                                                                                      Gross       Gross      Estimated
                                                                       Amortized    Unrealized  Unrealized     Market
                                                                         Cost         Gains       Losses       Value
-----------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies and Authorities      $21,954,272   $151,756   $  145,278   $21,960,750
Mortgage-backed Securities issued by U. S.
  Government Agencies and Authorities                                  27,627,789     13,084    1,599,173    26,041,700
Collateralized Mortgage Obligations                                    15,975,313     62,260       99,233    15,938,340
States, Municipalities and Political Subdivisions                       2,529,867     67,026        5,234     2,591,659
All Other                                                               5,510,812     67,000                  5,577,812
-----------------------------------------------------------------------------------------------------------------------
  Totals                                                              $73,598,053   $361,126   $1,848,918   $72,110,261
=======================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                                                                                      December 31, 1995
                                                                                       Gross       Gross       Estimated
                                                                        Amortized    Unrealized  Unrealized     Market
                                                                           Cost        Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies and Authorities       $26,428,566   $540,751   $   22,781   $26,946,536
Mortgage-backed Securities issued by U. S
   Government Agencies and Authorities                                  29,541,630     62,229    1,233,768    28,370,091
Collateralized Mortgage Obligations                                      8,836,382     88,522       69,906     8,854,998
States, Municipalities and Political Subdivisions                        3,943,066    116,257        5,720     4,053,603
All Other                                                                4,249,638    103,341           29     4,352,950
------------------------------------------------------------------------------------------------------------------------
    Totals                                                             $72,999,282   $911,100   $1,332,204   $72,578,178
========================================================================================================================

     The market value on one inverse floating rate derivative issue, which matures in March 1998, with a par value of $11,000,000 is determined based on an agreement the Company received in connection with an arbitration proceeding in 1995. The agreement provided a minimum guaranteed yield and effectively converted the security into a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill rate during each interest period. The market value of this security at December 31, 1996 was determined based upon the market values of other securities with similar yield resets and similar maturities. As a result, the market value carried on the Company's balance sheet at December 31, 1996 for this security was approximately$10,979,000. The market value of this security, exclusive of the guaranteed yield agreement was approximately $10,319,000 at December 31, 1996.

     At December 31, 1996, bonds with an amortized cost of approximately $8,651,000 were on deposit with regulatory authorities and bonds with an amortized cost of approximately $5,480,000 were pledged as collateral with Frost Bank, San Antonio for a $5,000,000 line of credit.

     The amortized cost and estimated market value of fixed maturities at December 31, 1996, by estimated maturity are shown below. Actual maturities will differ from estimated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-------------------------------------------------------------------------------------------------
                                                                             December 31, 1996
                                                                         Estimated
                                                                         Amortized       Market
Maturity Distribution                                                       Cost          Value
-------------------------------------------------------------------------------------------------
Due in one year or less                                                 $ 7,841,743   $ 7,815,853
Due after one year through five years                                    56,122,837    54,520,114
Due after five years through ten years                                    8,252,449     8,394,734
Due after ten years                                                       1,381,024     1,379,560
-------------------------------------------------------------------------------------------------
  Totals                                                                $73,598,053   $72,110,261
=================================================================================================

Investment Gains and Losses. Realized investment gains and losses and unrealized appreciation or decline in market value of investments are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                               Years Ended December 31,
                                                                        1996              1995           1994
---------------------------------------------------------------------------------------------------------------
Realized Investment Gains (Losses):
   Fixed maturities-Bonds                                           $    72,391    $   (213,516)   $   (102,886)
   Equity securities                                                    585,484         (62,795)         71,531
---------------------------------------------------------------------------------------------------------------
  Total                                                                 657,875        (276,311)        (31,355)
---------------------------------------------------------------------------------------------------------------
Unrealized Appreciation (Decline) in Market Value of Investments:
  Fixed maturities-Bonds                                             (1,068,353)      9,288,407     (10,344,235)
  Equity Securities                                                     772,620       3,461,895      (1,922,441)
---------------------------------------------------------------------------------------------------------------
  Total                                                                (295,733)     12,750,302     (12,266,676)
---------------------------------------------------------------------------------------------------------------
Total                                                               $   362,142    $ 12,473,991    $(12,298,031)
---------------------------------------------------------------------------------------------------------------

     Proceeds from sales of investments during 1996, 1995 and 1994 were $13,012,386, $15,706,370 and $23,757,811, respectively. The gross realized investment gains and losses for such sales were as follows: Realized investment gains: 1996 - $803,138; 1995 - $1,061,546; and 1994 - $658,404. Realized
investment losses: 1996 - $160,025; 1995 - $1,415,132; and 1994 - $692,848. The
gross unrealized gains and losses on equity securities at December 31, 1996 were approximately $3,705,000 and $137,000 respectively.

     NET INVESTMENT INCOME.  Investment income and expenses  are as follows:

-------------------------------------------------------------------------------
                                                Years Ended December 31,
                                           1996           1995          1994
-------------------------------------------------------------------------------
Fixed Maturities - Bonds              $ 4,150,909    $ 3,376,965    $ 3,844,990
Equity Securities:
  Common stocks                           464,839        639,790        837,057
  Preferred stocks                        146,513        188,101        207,178
Mortgage Loans on Real Estate               2,199          2,634          3,124
Other Short-Term Investments              227,643        191,259        173,532
-------------------------------------------------------------------------------
Total Investment Income                 4,992,103      4,398,749      5,065,881
Less Investment Expenses                 (400,452)      (389,185)      (362,483)
-------------------------------------------------------------------------------
Net Investment Income                 $ 4,591,651    $ 4,009,564    $ 4,703,398
===============================================================================

3.  PROPERTY AND EQUIPMENT

     Property and equipment and accumulated depreciation are as follows:

---------------------------------------------------------------------------------
                                                               December 31,
                                                          1996             1995
---------------------------------------------------------------------------------
Land                                                   $  263,503      $  263,503
Building and Improvements                               5,835,467       5,792,172
Furniture, Fixtures and Equipment                       2,588,784       2,341,459
Automobiles                                               398,884         419,978
---------------------------------------------------------------------------------
  Total                                                 9,086,638       8,817,112
Less Accumulated Depreciation                           5,014,244       4,614,370
---------------------------------------------------------------------------------
Property and Equipment, Net                            $4,072,394      $4,202,742
=================================================================================

4.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

Reserving for all property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. As additional experience and other data become available and are reviewed or as new or improved methodologies are developed or as current law changes, estimates and judgments may be revised. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, management does not expect such changes to have a material effect on the Company's liquidity or financial condition. In management's judgment, information currently available has been appropriately considered in estimating loss reserves and reinsurance recoverables.

     The table below is a reconciliation of beginning and ending reserve balances for loss and loss adjustment expenses for the years ended December 31:

---------------------------------------------------------------------------------------------------------------
                                                                     1996             1995              1994
---------------------------------------------------------------------------------------------------------------
Gross reserves, beginning of year                                 $51,165,000      $50,917,000      $53,425,000
Reinsurance recoverable, beginning of year                         11,974,000       10,624,000       12,584,000
---------------------------------------------------------------------------------------------------------------
Net reserves, beginning of year                                    39,191,000       40,293,000       40,841,000
---------------------------------------------------------------------------------------------------------------
Net incurred loss and loss adjustment expenses related to:
  Current year                                                     44,431,000       47,159,000       42,015,000
  Prior years                                                       1,777,000        2,407,000        1,294,000
---------------------------------------------------------------------------------------------------------------
Total net incurred                                                 46,208,000       49,566,000       43,309,000
Net paid loss and loss adjustment expenses related to:
  Current year                                                     24,941,000       27,910,000       23,567,000
  Prior years                                                      23,625,000       22,758,000       20,290,000
---------------------------------------------------------------------------------------------------------------
Total net paid                                                     48,566,000       50,668,000       43,857,000
---------------------------------------------------------------------------------------------------------------
Net reserves, end of year                                          36,833,000       39,191,000       40,293,000
Reinsurance recoverable, end of year                               18,769,000       11,974,000       10,624,000
---------------------------------------------------------------------------------------------------------------
Gross reserves at December 31                                     $55,602,000      $51,165,000      $50,917,000
---------------------------------------------------------------------------------------------------------------

     As a result of changes in estimates of insured events in prior years, the provision of loss and loss adjustment expenses increased by $1,777,000 in 1996 and $2,407,000 in 1995 because of higher than anticipated losses and related expenses. This is most apparent in the personal and commercial automobile liability and the commercial multiple peril lines of business during 1996 and 1995.

     The Company's exposure to environmental type claims has been insignificant. However, liabilities have been recognized for known claims when sufficient information has been developed to indicate the involvement of a specific insurance policy and management can reasonably estimate its liability.

5. FEDERAL INCOME TAX

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and
(b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred income taxes as of December 31, 1996 and December 31, 1995 are as follows:

------------------------------------------------------------------------------------------
                                                                     December 31,
                                                               1996               1995
------------------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                       $ (3,187,545)      $ (3,006,180)
  Differences between book and tax basis of property          (320,161)          (300,935)
  Unrealized investments gains                                (707,332)          (810,715)
  Other                                                       (341,959)          (403,926)
------------------------------------------------------------------------------------------
                                                            (4,556,997)        (4,521,756)
------------------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible                          5,167,237          6,013,565
  Operating loss carryforwards                              12,189,198         11,824,122
------------------------------------------------------------------------------------------
                                                            17,356,435         17,837,687
------------------------------------------------------------------------------------------
Net asset                                                   12,799,438         13,315,931
Valuation allowance                                         (8,056,438)        (8,817,931)
------------------------------------------------------------------------------------------
Net deferred tax assets                                   $  4,743,000       $  4,498,000
==========================================================================================

     The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. The net change in the total valuation allowance for the year ended December 31, 1996, was a decrease of $761,493. Based on a review of anticipated future earnings and all other available evidence, both positive and negative, management has concluded that it is "more likely than not" that the Company's deferred tax asset recognized of $4,743,000 will be realized.

     The variance from federal statutory tax rates for each of the years indicated below consisted of the following elements:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                          Years Ended December 31,
                                                                                  1996              1995               1994
-----------------------------------------------------------------------------------------------------------------------------
Federal income tax provision (credit) computed at statutory rate (34%)          $ 579,004       $(1,759,445)      $ 1,310,150
Increase in tax credit, or decrease in tax
   provision, resulting from:
  Tax exempt bond interest                                                        (75,135)          (99,375)         (113,103)
  Tax exempt dividends (70% of amount received from domestic corporations)       (145,502)         (178,595)         (248,513)
Recognition of deferred tax asset                                                (245,000)          (68,000)       (4,430,000)
Other                                                                              33,102            44,320            34,382
Reduction in tax provision
  (credit) for current year net operating loss limitation                        (391,469)        1,980,007          (948,634)
-----------------------------------------------------------------------------------------------------------------------------
Credit for federal income tax                                                   $(245,000)      $   (81,088)      $(4,395,718)
=============================================================================================================================

     The Company has a net operating loss carryforward for tax purposes of $35,850,582, which expires if not previously utilized, in 1998 - $3,163,998; 1999 - $7,384,546; 2000 - $5,712,421; 2001 - $4,927,522; 2002 - $2,271,256;
2003 - $621,205; 2004 - $4,596,950; 2005 - $1,246,728; 2006 - $118,137; 2007 -
$43,352; 2008 - $13,450; 2009 - $13,410; 2010 - $4,604,277; and 2011 -
$1,133,330.

     The Company paid federal income tax of $15,000 in 1996, received a federal income tax refund of $36,779 in 1995 and paid federal income tax of $152,414 in 1994.

6.  REINSURANCE AND CONTINGENCIES

Property insurance risks are reinsured under treaty arrangements whereby $900,000 of losses in excess of $100,000 are automatically reinsured. American Indemnity has additional automatic property facultative reinsurance agreements for losses in excess of $1,000,000 up to a maximum of $2,300,000. Therefore, the liability of American Indemnity on property risks is effectively limited to a maximum of $100,000.

     American Indemnity carries excess catastrophe reinsurance which covers 95% of all losses up to $36,000,000 in excess of $4,000,000. Additionally, American Indemnity carries aggregate excess property and automobile catastrophe reinsurance which covers 95% of all losses up to $4,000,000 in excess of $2,000,000, subject to a $200,000 per occurrence retention.

     During the three years ended December 31, 1996, all claims on automobile liability and casualty insurance over $125,000 up to $2,000,000 were automatically reinsured under a treaty. Effective January 1, 1997, the American Indemnity's retention for these claims will increase to $150,000 from $125,000.

     American Indemnity, however, is contingently liable if the reinsurance companies are unable to meet their obligations since such obligations would become a direct liability of American Indemnity.

     Premiums earned, losses and loss adjustment expenses incurred, and unpaid losses and loss adjustment expenses have been reduced by transactions with reinsurance companies as follows:

----------------------------------------------------------------------------------------------------------
                                                                         Years Ended December 31,
                                                                   1996           1995             1994
----------------------------------------------------------------------------------------------------------
Premiums Earned:
  Catastrophe reinsurance                                      $ 4,216,768     $ 3,996,420     $ 3,218,084
  Other reinsurance                                             10,488,973      10,846,861      11,810,207
----------------------------------------------------------------------------------------------------------
Total                                                           14,705,741      14,843,281      15,028,291
==========================================================================================================
Losses and Loss Adjustment Expenses Incurred:
  Catastrophe reinsurance                                                        2,700,000
  Other reinsurance                                             13,025,638       8,167,619       7,729,361
----------------------------------------------------------------------------------------------------------
Total                                                           13,025,638      10,867,619       7,729,361
==========================================================================================================
Unpaid Losses and Loss Adjustment  Expenses at December 31     $18,768,740     $11,974,375     $10,623,491
==========================================================================================================

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

7. STOCKHOLDERS' EQUITY

American Indemnity may only pay cash dividends from statutory basis retained earnings, exclusive of special surplus funds and restricted reserves. Furthermore, under Texas law, American Indemnity may not pay a dividend without the consent of the Texas Insurance Commissioner if such dividend and all other dividends paid during the preceding twelve months would exceed the greater of
(i) 10% of its statutory surplus as regards to policyholders as of the end of the preceding calendar year or (ii) its statutory net investment income for such year.

     The NAIC has established various model laws, regulations and guidelines as part of its regulatory oversight of insurance companies. A state must adopt these laws in order to maintain its accreditation from the NAIC. The NAIC Model Insurance Company System Regulatory Act ("NAIC Model Act") contains restrictions regarding payment of dividends which differ from restrictions under Texas law. Although the state of Texas has not yet adopted these restrictions, the Texas Department of Insurance has given notice it will vigorously scrutinize any dividends deemed extraordinary under this Act and may take a variety of actions. The NAIC Model Act requires that American Indemnity may not pay any extraordinary dividend or make any other extraordinary distribution to its shareholders until thirty days after the Commissioner has received notice of the declaration thereof and has not within that period disapproved the payment, or until the Commissioner has approved the payment within the thirty-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of (i) ten percent of its statutory surplus as regards to policyholders as of the end of the preceding calendar year or (ii) the net income, not including realized capital gains or losses, for such year. American Indemnity may carryforward net income from the previous two calendar years that has not already been paid out as dividends. This carryforward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains or losses, less dividends paid in the second and immediate preceding calendar years.

     At December 31, 1996, American Indemnity had $2,952,462 of statutory retained earnings available for payment of cash dividends. At December 31, 1996, American Indemnity's reported statutory surplus as regards to policyholders was $30,674,820. For the year ended December 31, 1996, American Indemnity's unconsolidated statutory net investment income (including realized capital gains) was $7,761,836 and its unconsolidated net income (excluding realized capital gains) was

$2,375,211. The Company's stockholders' equity at December 31, 1996, 1995 and 1994 and net income for the years then ended, as reported under the statutory method, are as follows:

-----------------------------------------------------------------
                               Statutory               Statutory
Years Ended December 31,  Stockholders' Equity         Net Income
-----------------------------------------------------------------
1996                         $32,556,876               $2,159,102
1995                         $30,682,608               $  310,914
1994                         $31,629,505               $3,131,381

8.  EMPLOYEE AND NON-EMPLOYEE DIRECTOR STOCK OPTION PLANS

In 1982, the Company adopted an incentive stock option plan providing for the grant of options to purchase its common stock by certain employees. The exercise price of the options granted may not be less than the fair market value of shares of its common stock on the date the option is granted. All options granted may be exercised six months from the date of the grant and expire five years from the date of the grant. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options. No options may be granted under this plan subsequent to March 1992. In 1992, the Company adopted the 1992 Employee Stock Option Plan, which includes similar provisions. No options may be granted under the 1992 plan subsequent to January 2002. Activity of shares under the plans was as follows:

----------------------------------------------------------------------------------------------------
                                                                         Number of           Average
                                                                          Shares              Price
----------------------------------------------------------------------------------------------------
Options outstanding, January 1, 1994                                      24,300         $    6.74
Options granted April 1994                                                 4,000             13.50
Options exercised in 1994                                                   (100)            (6.38)
Options forfeited in 1994                                                 (7,000)            (7.01)
----------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1994                                    21,200              7.93
Options exercised in 1995                                                   (400)            (6.38)
----------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1995                                    20,800              7.99
Options exercised in 1996                                                 (4,800)            (6.38)
----------------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1996                    16,000         $    8.47
====================================================================================================

     At December 31, 1996, 119,000 shares of common stock were reserved for issuance pursuant to the terms of the Company's Employee Stock Option Plan.

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

     Activity of shares under the Non-Employee Director Stock Option Plan was as follows:


-------------------------------------------------------------------------------------
                                                             Number of        Average
                                                              Shares           Price
-------------------------------------------------------------------------------------
Options outstanding, January 1, 1994                           4,000        $    7.75
Options granted, April 1994                                    7,000            13.79
-------------------------------------------------------------------------------------
Options outstanding, December 31, 1994                        11,000            11.59
-------------------------------------------------------------------------------------
Options outstanding, December 31, 1995                        11,000            11.59
Options granted, April 1996                                    8,000            12.59
-------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1996        19,000        $   12.01
=====================================================================================

     At December 31, 1996, 23,000 shares of common stock were reserved for issuance pursuant to the terms of the Company's 1992 Non-Employee Director Stock Option Plan.

     The Company recognizes compensation expense with respect to any nonqualified option pursuant to Accounting Principles Board (APB) Opinion No.
25. Accordingly, no compensation expense has been recognized in connection with the issuance of stock options. The Company did not adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which requires an alternative method for measuring compensation cost. The Company estimates that the provisions of the statement, if adopted, would not have materially affected reported amounts for net income (loss) and earnings (loss) per share in 1996 and 1995.

9. RETIREMENT PLANS

American Indemnity sponsors a defined contribution plan (the "Plan"), whereby eligible employees may elect to contribute a portion of their annual salary, subject to limitation, to the Plan. American Indemnity contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee. American Indemnity's contributions charged to expense with respect to the Plan during the years ended December 31, 1996 and 1995 were approximately $153,000 and $254,000, respectively.

     On January 1, 1996, American Indemnity converted its defined benefits plan to a Cash Balance Pension Plan. Employees who were participants of the plan on December 31, 1995 received credit for benefits earned under the defined benefits plan as an opening balance in the Cash Balance Pension Plan. Beginning on January 1, 1996, at the end of each plan year, American Indemnity credits each eligible participant's account with five percent of each participant's compensation earned that year plus interest at a rate of six percent. Pension benefits are fully vested after five years of service.

     The following table sets forth the defined benefit plan's funded status:

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 December 31,
                                                                                            1996               1995
-----------------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
   Accumulated plan benefits, including vested benefits
     of $2,156,658 in 1996 and $1,793,585 in 1995                                         $ 2,220,951       $ 1,885,507
-----------------------------------------------------------------------------------------------------------------------
Projected benefit obligations for services rendered to date                               $(2,785,203)      $(3,809,516)
Plan assets at fair value, consisting primarily of equity securities                        2,941,658         2,558,322
-----------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligations                            156,455        (1,251,194)
Unrecognized net gain                                                                        (394,525)         (236,668)
Unrecognized net obligations, at adoption of plan, being recognized over 15 years             847,573           990,877
Unrecognized Prior Service Cost                                                            (1,084,828)          (18,072)
-----------------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                      $  (475,325)      $  (515,057)
=======================================================================================================================

     The weighted-average discount rate and rate of the increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were eight percent and four percent, respectively, for 1996 and seven and one-half percent and four and one-half percent, respectively, for 1995. The expected long-term rate of return on assets was eight percent for 1996 and seven percent for 1995.

Net pension cost included the following components:


----------------------------------------------------------------------------------------------
                                                              Years Ended December 31,
                                                        1996            1995             1994
----------------------------------------------------------------------------------------------
Service cost-benefits earned  during the period      $ 152,401       $ 131,609       $ 145,209
Interest cost on projected benefit obligations         199,882         215,042         174,271
(Return) loss on plan assets                          (462,436)       (388,691)         31,564
Net amortization and deferral                          343,021         339,845         (62,391)
----------------------------------------------------------------------------------------------
Net periodic pension cost                            $ 232,868       $ 297,805       $ 288,653
==============================================================================================

     American Indemnity's funding policy is to contribute annually an amount at least sufficient to fund pension cost accrued. Contributions have been intended to provide not only for benefits attributed to services to date but also those expected to be earned in the future.

10. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company accrues the cost of providing postretirement benefits to employees during the employees' service period. The benefits provided to retired employees are principally health care and life insurance. All of these benefits are funded by the Company on a cash basis.

     The following table sets forth the unfunded status and amounts recognized in the Company's consolidated financial statements:

----------------------------------------------------------------------------------------------------------------------
                                                                                      For the years ended December 31,
                                                                                            1996             1995
----------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                                                             $ 1,082,000       $1,140,000
   Fully eligible active participants                                                       274,000          421,000
   Other active participants                                                                716,000        1,232,000
----------------------------------------------------------------------------------------------------------------------
     Total accumulated postretirement benefit obligation                                  2,072,000        2,793,000
  Unrecognized net obligation, at adoption of plan, being recognized over 20 years        1,215,000        1,893,000
  Prior service cost                                                                                          84,000
  Unrecognized net loss (gain)                                                              (79,000)         101,000
----------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit liability                                                $   936,000       $  715,000
======================================================================================================================

     Net postretirement benefit costs include the following components:

--------------------------------------------------------------------
                                    For the years ended December 31,
                                           1996          1995
--------------------------------------------------------------------
Service cost                             $ 57,000      $ 59,000
Interest cost                             155,000       187,000
Net amortization and deferral              75,000       107,000
--------------------------------------------------------------------
  Net postretirement costs               $287,000      $353,000
====================================================================

     For measurement purposes, the assumed health care cost trend rate is 9 percent in 1997 and gradually declines to 4.5 percent in 2002 and thereafter. Increasing the health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $257,000 and the net periodic postretirement benefit cost would increase by approximately $33,000. The calculation assumes a long-term rate of increase in compensation of four percent for December 31, 1996 and four and one-half percent for 1995. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was eight percent and seven and one-half percent for 1996 and 1995, respectively.

11. POLICY ACQUISITION COSTS

Policy acquisition costs incurred and expensed and policy acquisition costs amortized to expense were as follows:

--------------------------------------------------------------------------------------
                                                    Years Ended December 31,
                                             1996             1995             1994
--------------------------------------------------------------------------------------
Costs Incurred and Expensed              $ 6,538,408      $ 7,545,615      $ 7,050,516
Costs Amortized to Expense                17,993,215       17,643,076       16,216,523
--------------------------------------------------------------------------------------
Total                                    $24,531,623      $25,188,691      $23,267,039
======================================================================================

12.  LEASE COMMITMENTS

The Company has several operating leases for office space and equipment. Total lease expense was approximately $682,000 for 1996, $688,000 for 1995 and $600,000 for 1994. Future minimum lease commitments for the Company are approximately $454,000 for 1997, $386,000 for 1998, $338,000 for 1999, $165,000
for 2000 and $0 for 2001.

13. NOTE PAYABLE TO BANK AND LINE OF CREDIT

In January 1996, the Company received $580,500 proceeds from a loan used to purchase computer software. The Company is required to make seventy-two monthly installments of $10,447 including interest. The interest rate is fixed at 8.75% and the loan maturity date is February 1, 2002. The principal payments of the note payable to bank are as follows: 1996 - $64,519; 1997 - $83,508; 1998 -
$91,116; 1999 - $99,416; 2000 - $108,472; and 2001 - $118,353.

     The Company and United States National Bank, Galveston, Texas, agreed to renew, for an additional term of 17 months, an existing line of credit in the principal amount of $5,000,000, which was entered into on January 1, 1995. This line of credit is secured by the pledge of $5,500,000 par value of United States Treasury Notes. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company did not borrow against this line of credit during 1996 or 1995.

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



                          INDEPENDENT AUDITORS' REPORT

To The Stockholders of American Indemnity Financial Corporation:

We have audited the accompanying consolidated balance sheets of American Indemnity Financial Corporation and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Indemnity Financial Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


March 7, 1997

COMMON STOCK

American Indemnity Financial Corporation common stock is traded over the counter through the National Market System with the NASDAQ symbol AIFC.

        Should stockholders holding common stock beneficially in "street name" wish to receive corporate reports directly from the Company, please write:

        Mr. William H. Felts, Jr.
        Stockholders' Relations Department
        American Indemnity Financial Corporation
        P.O. Box 8985
        Wilmington, Delaware 19899-8985