Form 10-K, Exhibit 13
period 1997-12-31
AMERICAN INDEMNITY FINANCIAL CORP
filed 1998-03-31
CIK 5227

                        Consolidated Financial Highlights

--------------------------------------------------------------------------------------------------
                                                            For the Years Ended December 31,
                                                       1997             1996              1995
--------------------------------------------------------------------------------------------------
Income Statement Data:
   Net premiums earned                            $  64,052,155    $  66,961,281    $  67,136,782
   Net investment income                              4,367,807        4,591,651        4,009,564
   Realized investment gains (losses)                 1,481,695          657,875         (276,311)
   Net income (loss)                                 (5,881,173        1,947,953       (5,093,755)
     Per share                                            (3.00)            1.00            (2.62)
   Dividends declared per share                             .30              .30             .285
Balance Sheet Data:
   Total assets                                   $ 161,648,714    $ 144,899,748    $ 138,113,936
   Stockholders' equity                              39,664,901       41,618,973       40,529,114
     Per share                                            20.21            21.32            20.82
   Average investment yield                                5.00%            5.32%            4.82%
Statutory Ratios:
   Statutory combined ratio                               120.3%           108.1%           113.4%
   Net premiums written/statutory surplus ratio        2.0 to 1         2.1 to 1         2.3 to 1





                    Per Share Market and Dividend Information

----------------------------------------------------------------------------------------------------
                                                        Price of Common Stock              Dividends
                                                        High               Low               Paid
----------------------------------------------------------------------------------------------------
1997 QUARTER ENDED:
MARCH 31                                               14                10 1/8              .075
JUNE 30                                                13 1/2            12                  .075
SEPTEMBER 30                                           15 1/2            12  1/8             .075
DECEMBER 31                                            15                11  1/4             .075

1996 Quarter Ended:
March 31                                               11 1/4             9  3/8             .075
June 30                                                13 3/8             9  5/8             .075
September 30                                           13                 9  3/4             .075
December 31                                            11 2/8             9  1/2             .075

As of February 9, 1998 there were approximately 431 stockholders, not including shares held beneficially in nominee accounts.




                 Net Premiums Written (In thousands of dollars)

-------------------------------------------------------------------------------------------------------
                                                 For the Years Ended December 31,
                                  1997                      1996                      1995
-------------------------------------------------------------------------------------------------------
Personal automobile             $15,598      25.3%        $17,844       25.9%       $19,764       29.4%
Commercial automobile            14,974      24.4          16,272       23.6         14,543       21.6
Commercial multiple peril        13,911      22.6          15,973       23.2         16,097       23.9
Homeowners multiple peril         6,133      10.0           5,506        8.0          4,154        6.2
Other liability                   5,786       9.4           7,646       11.1          6,626        9.8
Fire and allied lines             3,667       6.0           3,506        5.1          3,285        4.9
Inland marine                     1,361       2.2           1,366        2.0          1,439        2.1
All other                            58       0.1             750        1.1          1,407        2.1
-------------------------------------------------------------------------------------------------------
Net premiums written            $61,488     100.0%        $68,863      100.0%       $67,315      100.0%
-------------------------------------------------------------------------------------------------------

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA


-----------------------------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
                                            1997             1996            1995             1994             1993
-----------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Premiums earned                      $ 64,052,155     $ 66,961,281    $ 67,136,782     $ 65,346,464     $ 64,081,902
   Net investment income                   4,367,807        4,591,651       4,009,564        4,703,398        5,252,684
   Realized investment gains (losses)      1,481,695          657,875        (276,311)         (31,355)       1,274,693
   Net income (loss)                      (5,881,173)       1,947,953      (5,093,755)       8,249,105        5,722,617
   Net Income (loss) per share                 (3.00)            1.00           (2.62)            4.24             2.95
   Dividends declared per share                  .30              .30            .285              .21              .10
Balance Sheet Data:
   Total assets                         $161,648,714     $144,899,748    $138,113,936     $131,201,491     $135,803,519
   Stockholders' equity                   39,664,901       41,618,973      40,529,114       33,438,366       37,842,559
   Equity per share                            20.21            21.32           20.82            17.18            19.44
   Average investment yield                     5.00%            5.32%           4.82%            5.58%            6.16%
Statutory Ratios:
   Loss and loss adjustment expenses
      to premiums earned                        84.8%            70.9%           73.0%            66.8%            66.9%
   Underwriting expenses to
      premiums written                          36.4             36.4            37.4             36.1             33.0
   Retrospective premium adjustments
      to premiums written                        (.9)              .8             3.0               .4              2.2
-----------------------------------------------------------------------------------------------------------------------
      Statutory combined ratio                 120.3%           108.1%          113.4%           103.3%           102.1%
-----------------------------------------------------------------------------------------------------------------------
   Net premiums written/statutory
      surplus ratio                         2.0 TO 1         2.1 to 1        2.3 to 1         2.1 to 1         2.2 to 1



                        SELECTED QUARTERLY FINANCIAL DATA


---------------------------------------------------------------------------------
                            Net Premiums    Premiums        Net        Earnings
                               Written       Earned       Income       Per Share
---------------------------------------------------------------------------------
1997
FIRST QUARTER               $16,408,628   $15,944,356   $  (258,833)   $   (.13)
SECOND QUARTER               15,872,624    15,736,393       387,907         .20
THIRD QUARTER                16,959,852    16,904,968       337,056         .17
FOURTH QUARTER               12,246,999    15,466,438    (6,347,303)      (3.23)

1996
First Quarter               $18,119,163   $16,875,476   $ 1,065,799    $    .55
Second Quarter               18,389,001    16,765,029    (1,166,984)       (.60)
Third Quarter                16,064,232    16,527,013       696,931         .36
Fourth Quarter               16,290,161    16,793,763     1,352,207         .69

                MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes found on pages 20 to 34, since they contain important information which is helpful in evaluating the Company's financial position and results of operations.


LIQUIDITY

The Company has consistently been able to generate adequate amounts of cash to meet its needs and management is unaware of any trends, demands or commitments which will or are reasonably likely to have a significant effect on the Company's liquidity.

OPERATING ACTIVITIES. Operating activities during 1997 produced positive net cash flow despite a decrease in net premiums written and unfavorable underwriting results during 1997 compared with 1996. The positive cash flow was primarily the result of a decrease in the amount of funds required for claim payments during 1997 compared with 1996.

     Net premiums written decreased approximately $7,375,000, or 10.7%, during 1997 compared with 1996 primarily as a result of a decrease in direct premiums written and an increase in ceded premiums written. Direct premiums written decreased $2,983,000, or 3.6%, during 1997 compared with 1996. This decrease resulted primarily from soft market conditions during 1997, as the Company has tried to remain competitive without engaging in severe price competition or compromising its underwriting guidelines. The Company continually monitors its rates on all lines of business and takes corrective actions when underwriting results indicate it is justified. Although the number of policies in force have decreased 2.3% in 1997 compared with 1996, the average premium per policy remained essentially the same, which indicates that the Company maintained consistent, conservative pricing for policies in all lines of business. The increase in ceded premiums written was due to unanticipated unfavorable loss experience under the first layer of the Company's multiple year retrospectively rated casualty reinsurance contract. Retrospective premium adjustments due the reinsurer under this contract, increased to $7,714,000 during 1997 compared with $1,333,000 during 1996. The 1997 accruals reflect loss experience during the year as well as an estimate of the future losses anticipated in the layer. The Company has negotiated a fixed price contract for its casualty excess of loss program for 1998. As a result of these accruals in 1997 and the use of a fixed price contract for 1998, and while no assurances can be given, the Company anticipates that the overall cost for this segment of our reinsurance program will decline during 1998.

     Despite unfavorable underwriting results, which are discussed below, the amount of funds required for claim payments, net of reinsurance, decreased approximately $2,856,000, or 7.0%, during 1997 compared with 1996, primarily attributable to the Company's personal and commercial automobile liability lines of business. Underwriting results during 1997 were adversely impacted by an increase of approximately $7,700,000 in the Company's loss and loss adjustment expense reserves during 1997 as more fully discussed in the "Results of Operations" section of this discussion.

     As a result of this increase in reserves, the Company announced in February 1998 the suspension of regular quarterly cash dividends to stockholders. It is not anticipated that dividends to stockholders will resume within the foreseeable future. Future dividends, if any, will be dependent upon future favorable operating results of the Company.

     The underwriting results improved significantly during 1996 compared with 1995. Nevertheless, these underwriting results produced negative net cash flow during 1996. The negative effect on cash flow from the underwriting results was partially offset by a decrease in policy acquisition costs and an increase in net investment income during 1996 compared with 1995. The Company's total net loss resulting from weather-related catastrophes during 1996 decreased significantly compared with 1995. Nevertheless, the negative cash flow from underwriting results during 1996 was caused primarily by several weather-related natural catastrophes. During 1996, the Company's total net loss resulting from weather-related catastrophes was approximately $3,525,000 compared with $6,281,000 during 1995. Policy acquisition costs decreased 2.6% during 1996 compared with 1995. This decrease resulted primarily from decreased overhead expenses during 1996 compared with 1995. Overhead expenses decreased primarily as a result of a decrease in legal expense. Net investment income increased 14.5% during 1996 compared with 1995, primarily as a result of increased yields on the Company's derivative investments.

     Operating activities provided negative cash flow during 1995 primarily as a result of an increase in the severity of weather-related natural catastrophes, the settlement of several large liability claims in the Company's commercial automobile and other liability lines of business, an increase in policy acquisition costs and a decrease in net investment income.

     INVESTING ACTIVITIES. During 1997, the Company invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks. The net cash flow from investing activities was positive for 1997 because total investment sales and maturities purchases exceeded total investment purchases.

     As shown in the Company's consolidated balance sheets, the unrealized appreciation in market value of investments was approximately $6,525,000 at December 31, 1997, compared to an unrealized appreciation of approximately $2,080,000 at December 31, 1996, resulting in unrealized gains for 1997 of approximately $4,445,000. Of that amount, unrealized gains in the Company's bond portfolio were approximately $1,366,000 with unrealized gains on equity securities constituting the balance of $3,079,000. These unrealized investment gains were primarily the result of favorable bond and stock markets which resulted in significant price appreciation in the Company's debt and equity portfolios during 1997.

     Approximately $788,000 of the total $1,366,000 in unrealized investment gains on bonds in 1997 were related to five issues of derivative securities purchased by the Company in 1993. The Company's debt and equity securities are reported on the Company's balance sheet at their respective market values which fluctuate based upon a variety of market factors. Such fluctuations will result in changes to the Company's unrealized investment gains or losses and will have a corresponding impact on the Company's stockholders' equity. Substantially all of the derivative securities mentioned above are known as inverse floaters as their yields, which are adjusted periodically, vary inversely to certain LIBOR rates. These derivative securities will probably exacerbate swings in unrealized investment gains and losses and stockholders' equity in the event of significant movement in interest rates, particularly LIBOR rates. Additionally, the yield formulas for these securities will result in commensurate swings in investment income. On various dates during 1998, $13,350,000 par value of the total $19,850,000 of these derivative issues will mature, including the Guaranteed Yield Security discussed below. As a result, net investment income in 1998 for these derivative securities should decrease by approximately $487,000 compared with 1997. However, management believes that the reinvestment of the proceeds from these maturities should yield comparable investment returns, depending on the portion of such proceeds available for reinvestment and future investment market conditions. Any unrealized investment gains or losses and changes in investment income will be reflected in the Company's financial reports. For the year ended December 31, 1997, the average yield of these derivative investments, including the guaranteed yield on one such issue discussed below, was approximately 4.3%, their average term to maturity was one year, and the market value carried on the Company's balance sheet was approximately $19,172,000. At the date of the maturity of the Guaranteed Yield Security in March 1998, the average yield of the remaining derivative investments will be approximately 2.6% subject to future resets and their average term to maturity will be less that two years. The market value of the remaining derivative securities as of December 31, 1997 was approximately $8,184,000.

     Because the derivative securities were issued by government agencies, the Company believes that their principal is assured at maturity. Barring unforeseen circumstances, the Company has the ability to hold these debt securities until their stated maturity. However, if conditions are favorable for their disposition, the Company may dispose of all or a portion of these securities prior to maturity. As a matter of investment policy, the Company no longer invests in inverse floating rate securities.

     In connection with the settlement of an arbitration proceeding in 1995, the Company received an agreement, effective December 8, 1995, guaranteeing the yield rate on the largest derivative issue held by it ("Guaranteed Yield Security"). The Guaranteed Yield Security has a par value of $11,000,000 and matures in March 1998. The yield rate that is guaranteed equals the weekly average yield rate for three month treasury bills during each interest period of the security. The maximum amount guaranteed was $1,500,000 and the guarantee will terminate no later than the security's maturity date at which time the final guaranteed payment under the settlement agreement will be due to the Company. At December 31, 1997, the stated interest rate for the Guaranteed Yield Security was .063% and the guaranteed yield rate was 5.11%. Based on such guaranteed yield rate, and assuming no change in the yield rate that determines the guaranteed yield rate, net investment income earned by this security during 1998 should be approximately $128,000. This guarantee was originally secured by two letters of credit which both expired prior to December 31, 1997.

     As a result of this guarantee, the yield of the Guaranteed Yield Security is similar to that of a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill yield rate during each interest period. The market value of this security at December 31, 1997 was determined based upon the market values of other securities with similar yield resets and similar maturities. As a result, the market value for this security as carried on the Company's balance sheet at December 31, 1997 was approximately $10,987,000.

     The net cash flow from investing activities was positive for 1996 because total investment sales and maturities exceeded total investment purchases. During 1996, the Company's cash flow from operating activities was negative. As a result, additional funds were raised through the sale of investments. However, whenever possible during 1996, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks.

     The unrealized appreciation in market value of investments was approximately $2,080,000 at December 31, 1996, compared to an unrealized appreciation of approximately $2,384,000 at December 31, 1995, resulting in unrealized losses for 1996 of approximately $304,000. Of these amounts, unrealized losses in the Company's bond portfolio were approximately $1,067,000, offset by unrealized gains on equity securities constituting the balance of $763,000. The unrealized investment losses were primarily the result of the negative effects of increased interest rates on the market value of the Company's debt securities during 1996. Approximately $297,000 of the total $1,067,000 in unrealized investment losses on bonds in 1996 were related to the derivative securities purchased by the Company in 1993.

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

     During 1995, the overall returns in bond and stock markets were quite favorable. As a result, there was significant price appreciation in the Company's portfolio of equity securities and this, combined with the positive effects of decreased interest rates on the market value of the Company's fixed maturity bond portfolio and yield increases in certain derivative investments held by the Company, resulted in significant unrealized investment gains during 1995. The unrealized appreciation in market value of investments was approximately $2,384,000 at December 31, 1995, compared to an unrealized decline of approximately $10,352,000 at December 31, 1994, resulting in unrealized gains for 1995 of approximately $12,736,000. The unrealized gains in the Company's bond portfolio constituted approximately $9,275,000 of this total with unrealized gains on equity securities constituting the balance of $3,461,000. Approximately $5,176,000 of the total $9,275,000 in unrealized investment gains on bonds in 1995 were related to the derivative securities purchased by the Company in 1993.

FINANCING ACTIVITIES. During 1997, the Company and United States National Bank, Galveston, Texas, renewed and amended an existing line of credit in the principal amount of $5,000,000, which was entered into on January 1, 1995. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company entered into this agreement in order to reduce the need to dispose of investments during unfavorable market conditions in order to meet potentially significant cash demands that could result, for example, from a major catastrophic event such as a hurricane. The Company did not borrow against this line of credit during 1997, 1996 or 1995. According to the terms of the amended agreement, the collateral securing the line of credit was released and collateral is only required when the Company has amounts outstanding under the line of credit.

     In January 1996, the Company received $580,500 proceeds from a loan from United States National Bank. The Company is required to make monthly payments at an interest rate of 8.75% until the maturity date of February 1, 2002. The Company may pre-pay without penalty all or a portion of the principal. These funds were obtained to finance the purchase of computer software designed to provide policy processing, claims administration, billing and collection, reinsurance and management reporting needed as part of the Company's ongoing effort to enhance its technology and re-engineer its business processes.

YEAR 2000 COMPLIANCE. During 1997, the Company upgraded its policy processing and claims system to the PMSC Point system as a part of its technology enhancement and Year 2000 compliance initiatives. A migration plan has been developed and is being implemented to move by October 1, 1998 from the current release of the PMSC Point system to a subsequent release which, the Company has been advised by PMSC, is fully Year 2000 compliant. Other Company systems have been addressed as to Year 2000 compliance and are, or are expected to be, Year 2000 compliant by the second or third quarter of 1998. The Company has received information from and has been in contact with certain of its vendors to assure their systems compliance as well, or alternatively, to determine to the extent possible the extent the Company is vulnerable to those third parties' failure to achieve Year 2000 compliance and if necessary to develop alternatives. As a result of the Company's ongoing efforts to reengineer its business processes and assuming compliance by third parties with whom the Company conducts business, management believes that the impact on future earnings from efforts to achieve Year 2000 compliance will not be significant. However, there can be no assurance that the systems of other companies on which the Company's systems and operations rely will be timely converted, or that a failure to convert by another company would not have a material adverse effect on the Company's future operations.


CAPITAL RESOURCES

The activities of insurance companies are regulated by state authorities and adequate levels of reserves and equity capital are required to be maintained to ensure that enough capital is retained in the business to provide sufficient funds to meet its obligations. Management believes that the Company is in compliance with all statutory and regulatory requirements and that sufficient funds have been retained to meet its obligations. The Company has no current commitments or plans for any new debt or equity financing.


RESULTS OF OPERATIONS

Premiums earned decreased during 1997 compared to 1996 primarily as a result of soft market conditions experienced during the year. Despite such conditions, the Company endeavored to remain competitive without engaging in severe price competition or compromising its underwriting guidelines. Reinsurance costs, which reduce premiums earned, increased as a result of unfavorable loss experience under the first layer of the Company's casualty excess of loss reinsurance contract. When unfavorable loss experience occurs, it creates a retrospective premium adjustment due the reinsurer, and the total of such adjustments increased during 1997 compared with 1996. Management believes that the use of a fixed price excess loss reinsurance contract in 1998 should reduce the overall cost of the Company's reinsurance program during the coming year. Management intends to continue conservative expansion of all lines of business at prices that reflect its experience.

     Net investment income decreased during 1997 compared with 1996 due to a reduction in invested assets as well as lower portfolio yields. During 1997, proceeds from the sale of certain investments were used to fund operating activities of the Company, which resulted in net dispositions of invested assets, as reflected in the Consolidated Statements of Cash Flows contained in this report. The portfolio's average investment yield also declined to 5.00% in 1997 from 5.32% in 1996 as a result of increased allocations to lower yielding common stocks and a decline in the yields offered on new purchases of fixed maturity investments.

     In an effort to maximize the overall return on the Company's investment portfolio, the Company elected to take advantage of favorable market conditions and sold several issues of common and preferred stocks and fixed maturity bonds which were held in the investment portfolio. As a result, realized investment gains were approximately $1,482,000 during 1997 compared with $658,000 during 1996.

     Underwriting results were adversely impacted as a result of increases made during 1997 in the Company's loss and loss adjustment expense reserves ("reserves"). As a result, the loss and loss adjustment expense ratio was 80.9% for 1997 compared with 69.0% for 1996.

     The Company's independent actuary performed its analysis using 1997 calendar year data. The results of this analysis indicated unexpected development in loss and loss adjustment expenses for the commercial multiple peril and other liability lines of business and that the Company's reserves were below the reserve range called for by such development. After extensive review of the data and subsequent discussions with the actuary, management believed it to be prudent to further increase reserves. Loss and loss adjustment expenses were impacted by a total of approximately $7,700,000 during 1997 as a result of these reserve increases and other changes in reserves during the year. Management believes that the Company's loss and loss adjustment expense reserves are reasonable and adequate to cover the cost of all losses and loss adjustment expenses.

     Management has taken steps which it believes will help to improve loss and loss adjustment expense development in the future. During 1995 and 1996, the Company reduced the cost of its claims operations by severing relationships with the more expensive alternative of independent claims adjusters and replacing them with in-house staff claims adjusters. One of the largest components of claims expense is litigation costs. During 1996, the Company instituted a litigation management plan, which is essentially intended to set Company standards for legal counsel to use in handling claim litigation for the Company and acceptable cost standards for all aspects of claims investigation and litigation performed by attorneys. The Company ceased doing business with those firms that could not comply with the new standards and have since monitored litigation activities and billing to assure compliance with the program. As with any such changes, it will take time to reflect the benefits of these in the Company's loss and loss adjustment expense payment patterns and the resulting reserve range.

     Also, as a matter of normal business practice, the Company's reinsurers conduct both operational and reserve audits of the Company's claims operations. During the second half of 1997, the Company's reinsurers conducted an operational review of the Company's claims function with an emphasis on the casualty lines of business. There were two such audits, which reached essentially the same conclusions and provided similar improvement suggestions. The Company's claims function was rated as average and the Company undertook a number of actions to implement the suggestions made in the audits, as well as other actions, in order to improve this portion of its operation.

     During 1997, the Company upgraded it's policy processing and claims system to the PMSC Point system as a part of its technology enhancement and Year 2000 compliance initiatives. During 1998, management intends to take full advantage of the Company's improved database to get more timely and pertinent information regarding loss and loss adjustment expenses.

     The policy acquisition cost ratio was 38.1% for 1997 compared with 36.6% for 1996. This increase was primarily the result of the Company's costs remaining essentially flat while, as discussed above, its premiums earned decreased due primarily to the impact on premiums of soft market conditions during 1997 and increased reinsurance premiums. Certain costs associated with acquiring new business vary directly with premium volume while others remain essentially fixed. While advances have been made in 1997 and 1996 in reducing fixed costs of operating the Company, the costs associated with the Company's strategic technology initiatives have resulted in fixed costs remaining flat during 1997 when compared with 1996. When such fixed costs do not decline at the same time as premiums earned decline, the policy acquisition cost ratio is increased.

     The Company discontinued writing workers' compensation business in 1997, however this business was written in previous years on a participation and assessment basis, whereby the policyholder participated directly in the loss experience of the policy through retrospective premium adjustments. If loss and loss adjustment expenses incurred plus the Company's charge against premiums earned was less than premiums earned under the policy, the difference was refunded to the insured. Conversely, if the same total exceeded premiums earned under the policy, the insured was assessed for the excess. As there were no premiums earned for workers' compensation during 1997 and will not be in future years, this expense will vary with loss experience under the expired workers' compensation policies. Such loss experience during 1997 created an assessment due from insureds compared with 1996 in which loss experience created a refund.

      The Company's deferred tax asset is projected based on the existence of net operating loss carryforwards available to the Company and its projection of future taxable income. As a result of the additions made to the Company's reserves during 1997, the loss and loss adjustment expense ratios used in the projection of future taxable income increased. As such, this reduced projected future taxable income and also the total deferred tax asset, which resulted in a deferred tax provision for 1997 compared with a deferred tax credit during 1996.

     The net loss of the Company was approximately $5,881,000 for 1997 compared with net income of approximately $1,948,000 during 1996. This resulted primarily from the increase in the Company's reserves during 1997 as discussed above.

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

     In an effort to maximize the overall return on the Company's investment portfolio, management elected to take advantage of favorable market conditions and in 1996 sold several issues of common and preferred stocks and fixed maturity bonds which were held in the investment portfolio. As a result, realized investment gains were approximately $658,000 during 1996 compared with realized investment losses of approximately $276,000 during 1995.

     The underwriting results improved significantly during 1996 compared with 1995, as reflected in the decrease in loss and loss adjustment expenses incurred. The loss and loss adjustment expense ratio was 68.3% for 1996 compared with 73.8% for 1995. This decrease was primarily the result of a smaller number and decreased severity of weather-related natural catastrophes during 1996 compared with 1995. Claims from weather-related natural catastrophes resulted in approximately $3,525,000 in net losses during 1996 compared with approximately $6,281,000 during 1995.

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

     As a result of favorable loss experience during 1996 on workers' compensation policies, retrospective premium adjustments on workers' compensation policies were 0.7% of premiums earned for 1996 compared with 3.0% for 1995.

     The net income of the Company was approximately $1,948,000 during 1996 compared with net loss of $5,094,000 during 1995. This improvement resulted primarily from the decrease in claims from weather-related natural catastrophes, the increase in net investment income, and the realized investment gains during 1996 compared with 1995.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 is effective for the Company beginning in 1998. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which revises required disclosures relating to pensions and postretirement benefit plans. SFAS No. 132 is also effective for the Company beginning in 1998. The Company will analyze these pronouncements during 1998 to determine what, if any, additional disclosures will be required thereunder.

FORWARD-LOOKING STATEMENTS. Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty including, but not limited to changes in interest rates; changes in premium volumes; the frequency and severity of catastrophic events; increased competition; regulatory and legislative changes; changes in loss payment patterns; changes in estimated overall adequacy of loss and loss adjustment expense reserves; changes in key management personnel; changes in general market or economic conditions; and other risk factors. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that these expectations will be achieved. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, the factors that are disclosed in conjunction with the forward-looking statements included herein and in other public filings and releases by the Company.

                           CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------------------
                                                                                        December 31,
                                                                                      1997           1996
-------------------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Fixed maturities - bonds:
      Available for sale - at market value (amortized cost $71,335,875
         in 1997 and $73,598,053 in 1996)                                         $ 71,213,819   $ 72,110,261
   Equity securities:
      Preferred stocks - at market value (cost $949,905 in 1997
         and $1,390,189 in 1996)                                                       972,407      1,377,438
      Common stocks - at market value (cost $11,065,265 in 1997
         and $8,839,325 in 1996)                                                    17,690,075     12,420,256
   Mortgage loans on real estate                                                                       19,710
-------------------------------------------------------------------------------------------------------------
         Total investments                                                          89,876,301     85,927,665
Cash and Cash Equivalents                                                            8,174,074      4,349,953
Accrued Investment Income                                                              761,421        826,791
Premiums in Course of Collection                                                     4,615,040      4,093,476
Direct Premium Bills Receivable, Net                                                11,855,079      9,659,722
Reinsurance Balances Receivable                                                     26,280,329     18,689,412
Prepaid Reinsurance Premiums                                                         1,803,202        651,050
Property and Equipment, Net                                                          3,888,399      4,072,394
Deferred Policy Acquisition Costs                                                    8,562,238      9,375,133
Deferred Income Taxes                                                                3,889,000      4,743,000
Other Assets                                                                         1,943,631      2,511,152
-------------------------------------------------------------------------------------------------------------
Total                                                                             $161,648,714   $144,899,748
-------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Losses and Loss Adjustment Expenses:
   Unpaid losses                                                                  $ 54,291,620   $ 47,476,034
   Unpaid loss adjustment expenses                                                  16,763,162      8,125,895
Unearned Premiums                                                                   34,913,172     36,325,073
Reinsurance Balances Held or Payable                                                 6,703,466      1,657,874
Notes Payable to Bank                                                                  432,473        515,981
Accounts Payable and Other Accrued Liabilities                                       8,879,920      9,179,918
-------------------------------------------------------------------------------------------------------------
         Total Liabilities                                                         121,983,813    103,280,775
-------------------------------------------------------------------------------------------------------------


Contingencies
Stockholders' Equity:
   Preferred stock, authorized 2,000,000 shares; none outstanding
   Common stock, $3.33 1/3 par value; authorized, 2,500,000 shares;
      outstanding shares 1,962,410 in 1997 and 1,951,910 in 1996                     6,541,351      6,506,351
   Paid-in surplus                                                                  13,097,668     13,061,709
   Unrealized appreciation in market value of investments                            6,525,256      2,080,388
   Retained earnings                                                                13,500,626     19,970,525
-------------------------------------------------------------------------------------------------------------
         Total Stockholders' Equity                                                 39,664,901     41,618,973
-------------------------------------------------------------------------------------------------------------
Total                                                                             $161,648,714   $144,899,748
-------------------------------------------------------------------------------------------------------------



          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME


-------------------------------------------------------------------------------------------------------
                                                                  For the Years Ended December 31,
                                                               1997            1996            1995
-------------------------------------------------------------------------------------------------------
Premiums and Other Income
   Premiums earned                                         $ 64,052,155    $ 66,961,281    $ 67,136,782
   Net investment income                                      4,367,807       4,591,651       4,009,564
   Realized investment gains (losses)                         1,481,695         657,875        (276,311)
   Interest on premium bills receivable and other income        723,319         743,892         730,211
-------------------------------------------------------------------------------------------------------
         Total                                               70,624,976      72,954,699      71,600,246
-------------------------------------------------------------------------------------------------------
Expenses
   Losses and loss adjustment expenses:
      Losses incurred                                        38,532,416      38,916,069      40,862,977
      Loss adjustment expenses                               13,303,194       7,292,287       8,703,295
   Policy acquisition costs                                  24,400,724      24,531,623      25,188,691
   Retrospective premium adjustments on workers'
      compensation policies                                    (580,984)        511,767       2,020,126
-------------------------------------------------------------------------------------------------------
         Total                                               75,655,350      71,251,746      76,775,089
-------------------------------------------------------------------------------------------------------
Income (Loss) Before Federal Income Tax                      (5,030,374)      1,702,953      (5,174,843)
Provision (Credit) for Federal Income Tax
   Current                                                       (3,201)        (13,088)
   Deferred                                                     854,000        (245,000)        (68,000)
-------------------------------------------------------------------------------------------------------
      Total                                                     850,799        (245,000)        (81,088)
-------------------------------------------------------------------------------------------------------
Net Income (Loss)                                          $ (5,881,173)   $  1,947,953    $ (5,093,755)
-------------------------------------------------------------------------------------------------------
Net Income (Loss) Per Share                                $      (3.00)   $       1.00    $      (2.62)
-------------------------------------------------------------------------------------------------------
Dividends Declared Per Share                               $        .30    $        .30    $       .285
-------------------------------------------------------------------------------------------------------

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------
                                                                   For the Years Ended December 31,
                                                                1997            1996            1995
--------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                        $ (5,881,173)   $  1,947,953    $ (5,093,755)
   Adjustments to reconcile net income (loss) to net cash
      flow from operating activities:
   Decrease (Increase) in:
      Premiums in course of collection                          (521,564)        200,093       1,669,215
      Direct premium bills receivable                         (2,195,357)     (1,391,982)       (358,847)
      Reinsurance balances receivable                         (7,590,917)     (6,521,653)     (1,379,088)
      Prepaid reinsurance premiums                            (1,152,152)         65,582         610,852
      Deferred policy acquisition costs                          812,895        (533,428)        255,759
      Deferred income taxes                                      854,000        (245,000)        (68,000)
      Other assets                                               567,521         274,116          34,031
   Increase (Decrease) in:
      Unpaid losses and loss adjustment expenses              15,452,853       4,436,505         248,648
      Unearned premiums                                       (1,411,901)      1,835,695        (432,877)
      Reinsurance balances held or payable                     5,045,592      (1,186,824)       (932,849)
      Accounts payable and other accrued liabilities            (299,998)         94,596         938,775
   Realized investment (gains) or losses                      (1,481,695)       (657,875)        276,311
   Depreciation                                                  412,396         455,274         419,714
   Other                                                         160,478          73,634         109,127
--------------------------------------------------------------------------------------------------------
         Net cash flow from operating activities               2,770,978      (1,153,314)     (3,702,984)
--------------------------------------------------------------------------------------------------------
Investing Activities
   Sale of bonds                                               5,215,019       9,848,321       9,252,615
   Maturity of bonds                                           5,567,344       9,304,151       5,761,836
   Sale of preferred stocks                                                      184,396          49,338
   Redemption of preferred stocks                                455,302         705,368         170,018
   Sale of common stocks                                       3,230,021       2,936,366       6,234,399
   Maturity of long-term certificates of deposit                       0          60,000
   Purchase of bonds                                          (8,307,715)    (19,746,127)    (16,018,351)
   Purchase of common stocks                                  (3,973,749)     (2,090,731)       (496,370)
   Purchase of property and equipment                           (250,632)       (446,893)       (858,616)
   Other                                                        (281,172)          4,895           4,430
--------------------------------------------------------------------------------------------------------
         Net cash flow from investing activities               1,654,418         759,746       4,099,299
--------------------------------------------------------------------------------------------------------
Financing Activities
   Proceeds received from bank loan                                              580,500
   Payments on bank loan                                         (83,508)        (64,519)
   Cash dividends paid to stockholders                          (588,726)       (584,650)       (554,845)
   Proceeds received from exercise of stock options               70,959          30,624           2,552
--------------------------------------------------------------------------------------------------------
         Net cash flow from financing activities                (601,275)        (38,045)       (552,293)
--------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents           3,824,121        (431,613)       (155,978)
--------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, January 1                           4,349,953       4,781,566       4,937,544
--------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31                      $  8,174,074    $  4,349,953    $  4,781,566
--------------------------------------------------------------------------------------------------------

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


-------------------------------------------------------------------------------------------------------------------------------
                                                             For the Three Years Ended December 31, 1997
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                Unrealized
                                                                                               Appreciation
                                                  Common Stock                                 (Decline) in
                                                     Issued                     Paid-in        Market Value        Retained
                                            Shares           Par Value          Surplus       of Investments       Earnings
-------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                    1,946,710     $   6,489,018    $   13,045,866    $   (10,352,340)   $  24,255,822
   Net loss                                                                                                        (5,093,755)
   Cash dividends ($.285 per share)                                                                                  (554,845)
   Change in market value of investments                                                          12,736,796
   Common Stock issued in connection
      with stock option plans                     400             1,333             1,219
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  1,947,110         6,490,351        13,047,085          2,384,456       18,607,222
   Net income                                                                                                       1,947,953
   Cash dividends ($.30 per share)                                                                                   (584,650)
   Change in market value of investments                                                            (304,068)
   Common stock issued in connection
      with stock option plans                   4,800            16,000            14,624
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  1,951,910         6,506,351        13,061,709          2,080,388       19,970,525
   Net loss                                                                                                        (5,881,173)
   Cash dividends ($ .30 per share)                                                                                  (588,726)
   Change in market value of investments                                                           4,444,868
   Common stock issued in connection
      with stock option plans                  10,500            35,000            35,959
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                  1,962,410     $   6,541,351    $   13,097,668    $     6,525,256    $  13,500,626
-------------------------------------------------------------------------------------------------------------------------------

          The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
For the Three Years Ended December 31, 1997


1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

CONSOLIDATION. The consolidated financial statements include the accounts of American Indemnity Financial Corporation (the "Company"), American Indemnity Company ("American Indemnity") and American Indemnity's wholly-owned subsidiaries, American Fire and Indemnity Company, Texas General Indemnity Company and American Computing Company and American Indemnity's affiliate, American Indemnity Lloyds. All material intercompany balances and transactions have been eliminated in consolidation.

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

INVESTMENTS. Fixed maturities are purchased to support the investment strategies of the Company, which are based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. The Company's investments in fixed maturities are recorded entirely as available for sale and are stated at market value, accordingly.

     Investments in equity securities are stated at market value.

     Unrealized gains or losses on investments which are reported at market value are credited or charged to stockholders' equity, net of a provision for federal income tax, if any. Gains or losses on disposition are computed by the identified certificate method and are recorded in the income statement at the date of disposition.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. In preparing disclosures about the fair value of financial instruments, the Company has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables and payables because of the short maturities of those instruments. The fair value of investments is estimated based on quoted market values when available, independent pricing services, or on the current interest rates available to the Company for investments with similar terms and remaining maturities. At December 31, 1997 and 1996, the fair market value of all of the Company's financial instruments approximated their reported values.

CASH AND CASH EQUIVALENTS. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, and all money market investments to be cash equivalents.

PROPERTY AND DEPRECIATION. Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets ranging from three to forty years.

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

PER SHARE DATA. In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement requires that basic and diluted earnings per share be presented. All prior period per share amounts have been restated in accordance with the new requirements. The weighted average number of shares outstanding was 1,961,602 for 1997, 1,948,710 for 1996, and 1,946,843 for 1995. The weighted average number of shares outstanding on the diluted basis was 1,963,407 for 1997, 1,954,067 for 1996 and 1,954,421 for 1995.
As the effect of the diluted shares was immaterial, all per share amounts presented represent both basic and diluted earnings per share.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 is effective for the Company beginning in 1998. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" which revises required disclosures relating to pensions and postretirement benefit plans. SFAS No. 132 is also effective for the Company beginning in 1998. The Company will analyze these pronouncements during 1998 to determine what, if any, additional disclosures will be required thereunder.

2.  INVESTMENTS AND INVESTMENT INCOME

FIXED MATURITIES - BONDS. The amortized cost and estimated market values of investments in fixed maturities - bonds are as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                                                          December 31, 1997
                                                                                       Gross             Gross         Estimated
                                                                      Amortized     Unrealized        Unrealized        Market
                                                                        Cost           Gains            Losses           Value
---------------------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies and Authorities   $  18,688,192   $    208,941      $     39,266   $ 18,857,867
Mortgage-backed Securities issued by U. S.
  Government Agencies and Authorities                                 29,274,280         74,247           723,989     28,624,538
Collateralized Mortgage Obligations                                   13,963,442         80,478            26,838     14,017,082
States, Municipalities and Political Subdivisions                      1,326,375         80,272               909      1,405,738
All Other                                                              8,083,586        225,008                        8,308,594
---------------------------------------------------------------------------------------------------------------------------------
  Totals                                                           $  71,335,875   $    668,946      $    791,002   $ 71,213,819
---------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------------
                                                                                          December 31, 1996
                                                                                       Gross             Gross         Estimated
                                                                      Amortized     Unrealized        Unrealized        Market
                                                                        Cost           Gains            Losses           Value
---------------------------------------------------------------------------------------------------------------------------------
United States Government and Government Agencies and Authorities   $  21,954,272   $    151,756      $    145,278   $ 21,960,750
Mortgage-backed Securities issued by U. S.
  Government Agencies and Authorities                                 27,627,789         13,084         1,599,173     26,041,700
Collateralized Mortgage Obligations                                   15,975,313         62,260            99,233     15,938,340
States, Municipalities and Political Subdivisions                      2,529,867         67,026             5,234      2,591,659
All Other                                                              5,510,812         67,000                        5,577,812
---------------------------------------------------------------------------------------------------------------------------------
  Totals                                                           $  73,598,053   $    361,126      $  1,848,918   $ 72,110,261
---------------------------------------------------------------------------------------------------------------------------------

     The market value on one inverse floating rate derivative issue, which matures in March 1998, with a par value of $11,000,000 is determined based on an agreement the Company received in connection with an arbitration proceeding in 1995. The agreement provided a minimum guaranteed yield and effectively converted the security into a floating rate instrument whose coupon yield resets weekly to the average three month treasury bill rate during each interest period. The market value of this security at December 31, 1997 was determined based upon the market values of other securities with similar yield resets and similar maturities. As a result, the market value carried on the Company's balance sheet at December 31, 1997 for this security was approximately $10,987,000. The market value of this security, exclusive of the guaranteed yield agreement was approximately $10,890,000 at December 31, 1997.

     At December 31, 1997, bonds with an amortized cost of approximately $8,663,000 were on deposit with regulatory authorities.

     The amortized cost and estimated market value of fixed maturities at December 31, 1997, by estimated maturity are shown below. Actual maturities will differ from estimated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


-----------------------------------------------------------------------------
                                                    December 31, 1997
                                                                  Estimated
                                               Amortized           Market
Maturity Distribution                            Cost               Value
-----------------------------------------------------------------------------
Due in one year or less                     $  21,993,148      $  21,959,061
Due after one year through five years          38,812,399         38,350,346
Due after five years through ten years          7,900,750          8,211,144
Due after ten years                             2,629,578          2,693,268
-----------------------------------------------------------------------------
  Totals                                    $  71,335,875      $  71,213,819
-----------------------------------------------------------------------------

INVESTMENT GAINS AND LOSSES. Realized investment gains and losses and unrealized appreciation or decline in market value of investments are as follows:

----------------------------------------------------------------------------------
                                                 Years Ended December 31,
                                           1997            1996            1995
----------------------------------------------------------------------------------
Realized Investment Gains (Losses):
   Fixed maturities-Bonds             $    (15,535)   $     72,391    $   (213,516)
   Equity securities                     1,497,230         585,484         (62,795)
----------------------------------------------------------------------------------
  Total                                  1,481,695         657,875        (276,311)
Unrealized Appreciation (Decline)
  in Market Value of Investments:
   Fixed maturities-Bonds                1,365,736      (1,068,353)      9,288,407
   Equity Securities                     3,079,132         772,620       3,461,895
----------------------------------------------------------------------------------
  Total                                  4,444,868        (295,733)     12,750,302
Total                                 $  5,926,563    $    362,142    $ 12,473,991
----------------------------------------------------------------------------------


     Proceeds from sales of investments during 1997, 1996 and 1995 were $7,721,611, $13,012,386, and $15,706,370, respectively. The gross realized investment gains and losses for such sales were as follows: Realized investment gains: 1997 - $1,487,300; 1996 - $803,138; and 1995 - $1,061,546. Realized
investment losses: 1997 - $20,773; 1996 - $160,025; and 1995 - $1,415,132. The
gross unrealized gains and losses on equity securities at December 31, 1997 were approximately $6,942,000 and $295,000, respectively.

NET INVESTMENT INCOME.  Investment income and expenses are as follows:

----------------------------------------------------------------------------
                                           Years Ended December 31,
                                     1997            1996            1995
----------------------------------------------------------------------------
Fixed Maturities - Bonds        $  3,909,666    $  4,150,909    $  3,376,965
Equity Securities:
  Common stocks                      537,601         464,839         639,790
  Preferred stocks                    90,547         146,513         188,101
Mortgage Loans on Real Estate          1,313           2,199           2,634
Other Short-Term Investments         214,857         227,643         191,259
----------------------------------------------------------------------------
Total Investment Income            4,753,984       4,992,103       4,398,749
Less Investment Expenses            (386,177)       (400,452)       (389,185)
----------------------------------------------------------------------------
Net Investment Income           $  4,367,807    $  4,591,651    $  4,009,564
----------------------------------------------------------------------------


3.  PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation are as follows:

---------------------------------------------------------------------------
                                                    December 31,
                                               1997               1996
---------------------------------------------------------------------------
Land                                      $     263,503      $     263,503
Building and Improvements                     5,862,085          5,835,467
Furniture, Fixtures and Equipment             2,838,240          2,588,784
Automobiles                                     261,575            398,884
---------------------------------------------------------------------------
  Total                                       9,225,403          9,086,638
Less Accumulated Depreciation                 5,337,004          5,014,244
---------------------------------------------------------------------------
Property and Equipment, Net               $   3,888,399      $   4,072,394
---------------------------------------------------------------------------

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

     The table below is a reconciliation of beginning and ending reserve balances for loss and loss adjustment expenses for the years ended December 31:


----------------------------------------------------------------------------------------------------
                                                                    1997          1996          1995
----------------------------------------------------------------------------------------------------
Gross reserves, beginning of year                            $55,602,000   $51,165,000   $50,917,000
Reinsurance recoverable, beginning of year                    18,769,000    11,974,000    10,624,000
----------------------------------------------------------------------------------------------------
Net reserves, beginning of year                               36,833,000    39,191,000    40,293,000
Net incurred loss and loss adjustment expenses related to:
  Current year                                                44,016,000    44,431,000    47,159,000
  Prior years                                                  7,820,000     1,777,000     2,407,000
----------------------------------------------------------------------------------------------------
Total net incurred                                            51,836,000    46,208,000    49,566,000
Net paid loss and loss adjustment expenses related to:
  Current year                                                21,708,000    24,941,000    27,910,000
  Prior years                                                 21,521,000    23,625,000    22,758,000
----------------------------------------------------------------------------------------------------
Total net paid                                                43,229,000    48,566,000    50,668,000
Net reserves, end of year                                     45,440,000    36,833,000    39,191,000
Reinsurance recoverable, end of year                          25,615,000    18,769,000    11,974,000
----------------------------------------------------------------------------------------------------
Gross reserves at December 31                                $71,055,000   $55,602,000   $51,165,000
----------------------------------------------------------------------------------------------------

     As a result of changes in estimates of insured events in prior years, the provision of loss and loss adjustment expenses increased by $7,820,000 in 1997 and $1,777,000 in 1996. The Company's loss and loss adjustment expense reserves were reviewed by the Company's independent actuary. Based on this analysis the Company strengthened its reserves to a level deemed appropriate (approximately $7,700,000) in view of unexpected development in losses and loss adjustment expenses in several major lines.

     The Company's exposure to environmental type claims has been insignificant. However, liabilities have been recognized for known claims when sufficient information has been developed to indicate the involvement of a specific insurance policy and management can reasonably estimate its liability.


5.  FEDERAL INCOME TAX

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred income taxes as of December 31, 1997 and December 31, 1996 are as follows:


-----------------------------------------------------------------------------------
                                                                 December 31,
                                                            1997            1996
-----------------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                    $ (2,911,161)   $ (3,187,545)
  Differences between book and tax basis of property       (301,974)       (320,161)
  Unrealized investments gains                           (2,218,587)       (707,332)
  Other                                                    (303,863)       (341,959)
-----------------------------------------------------------------------------------
                                                         (5,735,585)     (4,556,997)
-----------------------------------------------------------------------------------
Deferred tax assets:
  Reserves not currently deductible                       5,355,530       5,167,237
  Operating loss carryforwards                           14,230,288      12,189,198
-----------------------------------------------------------------------------------
                                                         19,585,818      17,356,435
Net asset                                                13,850,233      12,799,438
Valuation allowance                                      (9,961,233)     (8,056,438)
-----------------------------------------------------------------------------------
Net deferred tax assets                                $  3,889,000    $  4,743,000
-----------------------------------------------------------------------------------

     The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. The net change in the total valuation allowance for the year ended December 31, 1997, was an increase of $1,904,795. Based on a review of anticipated future earnings and all other available evidence, both positive and negative, management has concluded that it is "more likely than not" that the Company's deferred tax asset recognized of $3,889,000 will be realized.

     The variance from federal statutory tax rates for each of the years indicated below consisted of the following elements:

------------------------------------------------------------------------------------------------------------------
                                                                                  Years Ended December 31,
                                                                             1997           1996           1995
------------------------------------------------------------------------------------------------------------------
Federal income tax provision (credit) computed at statutory rate (34%)   $(1,710,327)   $   579,004    $(1,759,445)
Increase in tax credit, or decrease in tax
   provision, resulting from:
  Tax exempt bond interest                                                   (37,303)       (75,135)       (99,375)
  Tax exempt dividends (70% of amount
   received from domestic corporations)                                     (149,499)      (145,502)      (178,595)
Reduction (recognition) of deferred tax asset                                854,000       (245,000)       (68,000)
Other                                                                         37,285         33,102         44,320
Reduction in tax provision (credit) for
  current year net operating loss limitation                               1,856,643       (391,469)     1,980,007
------------------------------------------------------------------------------------------------------------------
Provision (credit) for federal income tax                                $   850,799    $  (245,000)   $   (81,088)
------------------------------------------------------------------------------------------------------------------

     The Company has a net operating loss carryforward for tax purposes of $41,853,788, which expires if not previously utilized, in 1998 - $3,163,998; 1999 - $7,384,546; 2000 - $5,712,421; 2001 - $4,927,522; 2002 - $2,271,256; 2003
- $621,205; 2004 - $4,596,950; 2005 - $1,246,728; 2006 - $118,137; 2007 -
$43,352; 2008 - $13,450; 2009 - $13,410; 2010 - $4,604,277; 2011 - $989,347; and
2012 - $6,147,189.

     The Company received a federal income tax refund of $3,201 in 1997, paid federal income tax of $15,000 in 1996 and received a federal income tax refund of $36,779 in 1995.


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

     All claims on automobile liability and casualty insurance over $150,000 up to $2,000,000 are automatically reinsured under a treaty.

Effective January 1, 1998, American Indemnity's retention for these claims will increase to $175,000 from $150,000.

     American Indemnity, however, is contingently liable if the reinsurance companies are unable to meet their obligations since such obligations would become a direct liability of American Indemnity.

     Premiums earned, losses and loss adjustment expenses incurred, and unpaid losses and loss adjustment expenses have been reduced by transactions with reinsurance companies as follows:


---------------------------------------------------------------------------------------
                                                        Years Ended December 31,
                                                    1997          1996          1995
---------------------------------------------------------------------------------------
Premiums Earned:
  Catastrophe reinsurance                       $ 3,862,049   $ 4,216,768   $ 3,996,420
  Other reinsurance                              14,017,891    10,488,973    10,846,861
---------------------------------------------------------------------------------------
Total                                            17,879,940    14,705,741    14,843,281
---------------------------------------------------------------------------------------
Losses and Loss Adjustment Expenses Incurred:
  Catastrophe reinsurance                                                     2,700,000
  Other reinsurance                              15,779,541    13,025,638     8,167,619
---------------------------------------------------------------------------------------
Total                                            15,779,541    13,025,638    10,867,619
---------------------------------------------------------------------------------------
Unpaid Losses and Loss Adjustment
   Expenses at December 31                      $25,614,536   $18,768,740   $11,974,375
---------------------------------------------------------------------------------------

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

     The Company announced in February 1998 the suspension of regular quarterly cash dividends to stockholders. It is not anticipated that dividends to stockholders will resume within the foreseeable future. Future dividends, if any, will be dependent upon future favorable operating results of the Company.

     At December 31, 1997, American Indemnity had no statutory retained earnings available for payment of cash dividends. At December 31, 1997, American Indemnity's reported statutory surplus as regards to policyholders was $28,148,654. For the year ended December 31, 1997, American Indemnity's unconsolidated statutory net investment income (including realized capital gains) was $5,282,537 and its unconsolidated net income (loss) (excluding realized capital gains) was $(7,054,493). The Company's stockholders' equity at December 31, 1997, 1996 and 1995 and net income for the years then ended, as reported under the statutory method, are as follows:


------------------------------------------------------------------------------
                                         Statutory           Statutory
Years Ended December 31,               Stockholders'  Equity Net Income (Loss)
------------------------------------------------------------------------------
1997                                   $ 30,407,297         $(3,755,332)
1996                                   $ 32,556,876         $ 2,159,102
1995                                   $ 30,682,608         $   310,914

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

     Activity of shares under the plans was as follows:

-----------------------------------------------------------------------------------------------------
                                                           Number of      Exercise           Average
                                                            Shares          Price             Price
-----------------------------------------------------------------------------------------------------
Options outstanding, January 1, 1995                         21,200     $ 6.38 - 8.50        $ 7.93
Options exercised in 1995                                      (400)            (6.38)        (6.38)
-----------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1995                       20,800      6.38 - 13.50          7.99
Options exercised in 1996                                    (4,800)            (6.38)        (6.38)
-----------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1996                       16,000      6.38 - 13.50          8.47
Options exercised in 1997                                   (10,500)     (6.38 - 7.01)        (6.76)
Options forfeited in 1997                                    (1,500)            (7.01)        (7.01)
-----------------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1997        4,000     $       13.50        $13.50
-----------------------------------------------------------------------------------------------------


     At December 31, 1997, 108,500 shares of common stock were reserved for issuance pursuant to the terms of the Company's employee stock option plans. At December 31, 1997, the weighted average remaining contractual life for outstanding options was 1.4 years.

     Also in 1992, the Company adopted a Non-Employee Director Stock Option Plan providing for the grant of options to purchase its common stock by Directors who are not employees of the Company or its subsidiaries. The exercise price of the options granted shall be equal to the fair market value of shares of its common stock on the date the option is granted and all options expire ten years from the date of grant. In 1997, the Company adopted the 1997 Non-Employee Director Stock Option Plan, which includes similar provisions. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options.

     Activity of shares under the Non-Employee Director Stock Option Plan was as follows:

-------------------------------------------------------------------------------------------------------
                                                            Number of         Exercise         Average
                                                             Shares             Price           Price
-------------------------------------------------------------------------------------------------------
Options outstanding, January 1, 1995                          11,000      $ 7.75 - 14.00       $11.59
-------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1995                        11,000        7.75 - 14.00        11.59
Options granted, April 1996                                    8,000       11.50 - 12.75        12.59
-------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1996                        19,000        7.75 - 14.00        12.01
Options granted, February 1997                                 1,000               12.50        12.25
-------------------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1997        20,000      $ 7.75 - 14.00       $12.03
-------------------------------------------------------------------------------------------------------

     At December 31, 1997, 25,000 shares of common stock were reserved for issuance pursuant to the terms of the Company's 1997 Non-Employee Director Stock Option Plan. At December 31, 1997, the weighted average remaining contractual life for outstanding options was 6.9 years.

     The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Stock Based Compensation." Under this statement, a company may elect to continue its previous method of accounting for stock-based compensation and include additional disclosure in its financial statements or record expenses for such compensation based on the fair value of the instruments on the date of grant. The Company has elected to continue accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, under which no compensation costs have been recognized for stock awards. Accordingly, the consolidated financial statements do not include any charge for the fair value of grants for stock-based compensation instruments. Had compensation expense been determined under SFAS No. 123, the Company's pro forma net income (loss) would have been ($5,884,173), $1,923,953 and ($5,093,755) for
1997, 1996 and 1995, respectively.


9.  RETIREMENT PLANS

American Indemnity sponsors a defined contribution plan (the "Plan"), whereby eligible employees may elect to contribute a portion of their annual salary, subject to limitation, to the plan. American Indemnity contributes an additional amount, subject to limitation, based on the voluntary contribution of the employee. American Indemnity's contributions charged to expense with respect to the plan during the years ended December 31, 1997 and 1996 were approximately $142,000 and $153,000, respectively.

     On January 1, 1996, American Indemnity converted its defined benefit plan to a Cash Balance Pension Plan. Employees who were participants of the plan on December 31, 1995 received credits for benefits earned under the defined benefits plan as an opening balance in the Cash Balance Pension Plan. At the end of each plan year, American Indemnity credits each eligible participant's account with five percent of each participant's compensation earned that year plus interest at a rate of six percent. Pension benefits are fully vested after five years of service.

     The following table sets forth the defined benefit plan's funded status:

--------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                                        1997           1996
--------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
  Accumulated plan benefits, including vested benefits
   of $2,325,361 in 1997 and $2,156,658 in 1996                                     $ 2,399,191    $ 2,220,951
--------------------------------------------------------------------------------------------------------------
Projected benefit obligations for services rendered to date                         $(2,956,617)   $(2,785,203)
Plan assets at fair value, consisting primarily of equity securities                  3,238,901      2,941,658
--------------------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligations                                  282,284        156,455
Unrecognized net gain                                                                  (364,711)      (394,525)
Unrecognized net obligations, at adoption of plan, being recognized over 15 years       704,269        847,573
Unrecognized Prior Service Cost                                                      (1,014,033)    (1,084,828)
--------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                $  (392,191)   $  (475,325)
--------------------------------------------------------------------------------------------------------------

     The weighted-average discount rate and rate of the increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were seven and one-half percent and four percent, respectively, for 1997 and eight percent and four percent, respectively, for 1996. The expected long-term rate of return on assets was nine percent for 1997 and eight percent for 1996.

     Net pension cost included the following components:

------------------------------------------------------------------------------------
                                                        Years Ended December 31,
                                                    1997         1996         1995
------------------------------------------------------------------------------------
Service cost-benefits earned during the period   $ 141,269    $ 152,401    $ 131,609
Interest cost on projected benefit obligations     206,248      199,882      215,042
Return on plan assets                             (474,800)    (462,436)    (388,691)
Net amortization and deferral                      274,046      343,021      339,845
------------------------------------------------------------------------------------
Net periodic pension cost                        $ 146,763    $ 232,868    $ 297,805
------------------------------------------------------------------------------------

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

     The following table sets forth the unfunded status and amounts recognized in the Company's consolidated financial statements:


--------------------------------------------------------------------------------------
                                                      For the years ended December 31,
                                                             1997           1996
--------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                               $ 1,190,000    $ 1,082,000
  Fully eligible active participants                         204,000        274,000
  Other active participants                                  490,000        716,000
--------------------------------------------------------------------------------------
   Total accumulated postretirement benefit obligation     1,884,000      2,072,000
  Unrecognized net obligation, at adoption of plan,
       being recognized over 20 years                       (373,000)    (1,215,000)
  Prior service cost                                          55,000
  Unrecognized net gain (loss)                              (430,000)        79,000
--------------------------------------------------------------------------------------
Accrued postretirement benefit liability                 $ 1,136,000    $   936,000
--------------------------------------------------------------------------------------

     Net postretirement benefit costs include the following components:

--------------------------------------------------------------------------------
                                               For the years ended December 31,
                                              1997          1996          1995
--------------------------------------------------------------------------------
Service cost                                $ 49,000      $ 57,000      $ 59,000
Interest cost                                170,000       155,000       187,000
Net amortization and deferral                 75,000        75,000       107,000
--------------------------------------------------------------------------------
  Net postretirement costs                  $294,000      $287,000      $353,000
--------------------------------------------------------------------------------

     For measurement purposes, the assumed health care cost trend rate is 8 percent in 1998 and gradually declines to 4.5 percent in 2002 and thereafter. Increasing the health care cost trend rate by one percentage point in each year would have no significant effect on the accumulated postretirement benefit obligation as of December 31, 1997 or on the net periodic postretirement benefit cost. The calculation assumes a long-term rate of increase in compensation of four percent for December 31, 1997 and 1996. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was seven and one-half percent and eight percent for 1997 and 1996, respectively.


11.  POLICY ACQUISITION COSTS

Policy acquisition costs incurred and expensed and policy acquisition costs amortized to expense were as follows:


--------------------------------------------------------------------------------
                                              Years Ended December 31,
                                           1997           1996           1995
--------------------------------------------------------------------------------
Costs Incurred and Expensed            $ 5,694,425    $ 6,538,408    $ 7,545,615
Costs Amortized to Expense              18,706,299     17,993,215     17,643,076
--------------------------------------------------------------------------------
Total                                  $24,400,724    $24,531,623    $25,188,691
--------------------------------------------------------------------------------


12.  LEASE COMMITMENTS

The Company has several operating leases for office space and equipment. Total lease expense was approximately $577,000 for 1997, $682,000 for 1996, and $688,000 for 1995. Future minimum lease commitments for the Company are approximately $478,000 for 1998, $415,000 for 1999, $322,000 for 2000, $31,000
for 2001 and $20,000 for 2002.


13.  NOTE PAYABLE TO BANK AND LINE OF CREDIT

In January 1997, the Company received $580,500 proceeds from a loan used to purchase computer software. The Company is required to make monthly installments of $10,447 including interest. The interest rate is fixed at 8.75% and the loan maturity date is February 1, 2002. At December 31, 1997 the principal balance of the loan was $432,473. The future principal payments of the note payable to bank are as follows: 1998 - $91,116; 1999 - $99,416; 2000 - $108,472; 2001 -
$118,353; and 2002 - $15,116.

     The Company and United States National Bank, Galveston, Texas, renewed and amended an existing line of credit in the principal amount of $5,000,000 which was entered into on January 1, 1995. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company did not borrow against this line of credit during 1997, 1996 or 1995. According to the terms of the amended agreement, the collateral securing the line of credit was released and collateral is only required when the Company has amounts outstanding under the line of credit.

                          INDEPENDENT AUDITORS' REPORT




                       [DELOITTE & TOUCHE LLP LETTERHEAD]



To The Stockholders of American Indemnity Financial Corporation:

     We have audited the accompanying consolidated balance sheets of American Indemnity Financial Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of American Indemnity Financial Corporation and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





/s/ DELOITTE & TOUCHE LLP
March 13, 1998

                    AMERICAN INDEMNITY FINANCIAL CORPORATION

COMMON STOCK
American Indemnity Financial Corporation common stock is traded over the counter through the National Market System with the NASDAQ symbol AIFC.
     Should stockholders holding common
stock beneficially in "street name" wish to receive corporate reports directly from the Company, please write:
Mr. William H. Felts, Jr.
Stockholders' Relations Department
American Indemnity Financial
Corporation
P. O. Box 8985
Wilmington, Delaware 19899-8985




                                       36