Form 10-K405/A, Exhibit 13
period 1998-12-31
AMERICAN INDEMNITY FINANCIAL CORP
filed 1999-05-05
CIK 5227

                                                                    EXHIBIT 13.1






                                    AMERICAN
                                    INDEMNITY
                                    FINANCIAL
                                   CORPORATION


                                  ANNUAL REPORT
                                    FOR 1998

                                ABOUT THE COMPANY


         AMERICAN INDEMNITY FINANCIAL CORPORATION is a Galveston, Texas, based holding company that is made up of a group of regional property and casualty insurance companies. The corporate common stock is traded over-the-counter, through the National Market System, under the NASDAQ symbol AIFC.


         The Company offers personal and commercial lines of insurance through independent agents representing American Indemnity Company, American Fire and Indemnity Company, American Indemnity Lloyds, and Texas General Indemnity Company.

                        CONSOLIDATED FINANCIAL HIGHLIGHTS


---------------------------------------------------------------------------------------------------------------------
                                                                        For the Years Ended December 31,
                                                                   1998               1997                1996
---------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Net premiums earned                                      $  62,080,128         $  64,052,155       $  66,961,281
   Net investment income                                        4,708,703             4,367,807           4,591,651
   Realized investment gains                                    1,601,453             1,481,695             657,875
   Net income (loss)                                           (5,846,110)           (5,881,173)          1,947,953
      Per share                                                     (2.98)                (3.00)               1.00
   Dividends declared per share                                        --                   .30                 .30

Balance Sheet Data:
   Total assets                                             $ 152,607,655          $161,648,714        $144,899,748
   Stockholders' equity                                        32,813,366            39,664,901          41,618,973
      Per share                                                     16.72                 20.21               21.32
   Average investment yield                                          5.43%                 5.00%               5.32%

Statutory Ratios:
   Statutory combined ratio                                         121.7%                120.3%              108.1%
   Net premiums written/statutory surplus ratio                  2.6 TO 1             2.0  to 1          2.1  to  1



                    PER SHARE MARKET AND DIVIDEND INFORMATION


---------------------------------------------------------------------------------------------------------------------
                                                                     Price of Common Stock                 Dividends
                                                                   High                 Low                 Paid
---------------------------------------------------------------------------------------------------------------------
1998 QUARTER ENDED:
MARCH 31                                                          14 1/2                 9 1/2                    -
JUNE 30                                                           13                    11 3/8                    -
SEPTEMBER 30                                                      15 3/8                10 1/4                    -
DECEMBER 31                                                       13 1/4                10 5/8                    -

1997 Quarter Ended:
March 31                                                          14                    10 1/8                 .075
June 30                                                           13 1/2                12                     .075
September 30                                                      15 1/2                12 1/8                 .075
December 31                                                       15                    11 1/4                 .075


                 NET PREMIUMS WRITTEN (IN THOUSANDS OF DOLLARS)


---------------------------------------------------------------------------------------------------------------------
                                                                For the Years Ended December 31,
                                               1998                         1997                          1996
---------------------------------------------------------------------------------------------------------------------
Personal automobile                     $14,411     25.0%            $15,598      25.3%            $17,844      25.9%
Commercial multiple peril                12,620     21.9              13,911      22.6              15,973      23.2
Commercial automobile                    12,282     21.3              14,974      24.4              16,272      23.6
Other liability                           7,092     12.3               5,786       9.4               7,646      11.1
Homeowners multiple peril                 6,488     11.3               6,133      10.0               5,506       8.0
Fire and allied lines                     3,385      5.9               3,667       6.0               3,506       5.1
Inland Marine                             1,251      2.2               1,361       2.2               1,366       2.0
All other                                    50      0.1                  58       0.1                 750       1.1


Net premiums written                    $57,579    100.0%            $61,488     100.0%            $68,863     100.0%
---------------------------------------------------------------------------------------------------------------------



As of February 8, 1999 there were approximately 427 stockholders, not including shares held beneficially in nominee accounts.

To The Owners of American Indemnity Financial Corporation


An unanticipated increase in automobile and commercial package policy claims, catastrophe losses primarily in the Southeast and floods in Texas were the primary contributing factors in a most difficult year.

Despite an increase in investment income, the net loss for the year totaled $5,846,110 or $2.98 per share, compared to a net loss of $5,881,173 or $3.00 per share in 1997. Shareholders equity at year end 1998 was $32,813,366 compared to $39,664,901 in 1997 resulting in book value of $16.72 per share compared to $20.21 at year end 1997.

While our statutory loss and loss adjustment ratio improved during the last half of 1998, the combined loss and expense ratio was an unacceptable 121.7 percent compared to last year's 120.3 percent. The relationship of statutory surplus to net premiums written stood at 2.6 to 1.

The highly competitive market place and the initiation of a comprehensive reunderwriting program resulted in a decline in net premiums written in 1998 to $57,578,664 compared to $61,488,103 in 1997. Ceded reinsurance premiums are expected to decline in 1999 therefore resulting in a positive impact on net premiums written.

Our industry and your company utilize computer technology extensively. As the turn of the century approaches we are finalizing our systems for compliance for the Year 2000. Testing continues on all systems and has been completed on the principal portion of our policy processing system, and our financial reporting systems should be compliant during the first half of 1999.

During the second quarter of the year, we began offering nonstandard personal automobile insurance in Illinois. Direct premiums as of December 31 totaled $3,324,198 and yielded acceptable underwriting loss ratios. Two reinsurers provide a 50% quota share agreement in this endeavor and assist in monitoring pricing and claims practices. Product design and claims management will play a critical role in this marketplace.

On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire and Casualty Company's acquisition of American Indemnity Financial Corporation. It is anticipated that the acquisition will be completed by June 30, 1999. I would be remiss without expressing my appreciation to all of our dedicated associates and the loyalty of our independent agents.

Respectfully submitted,

/s/ J. FELLMAN SEINSHEIMER, III

J. Fellman Seinsheimer, III
President and Chief Executive Officer

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA




-------------------------------------------------------------------------------------------------------------------
                                                          For the Years Ended December 31,
                                          1998             1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Premiums earned                    $ 62,080,128    $ 64,052,155     $ 66,961,281    $ 67,136,782   $  65,346,464
   Net investment income                 4,708,703       4,367,807        4,591,651       4,009,564       4,703,398
   Realized investment gains (losses)    1,601,453       1,481,695          657,875        (276,311)        (31,355)
   Net income (loss)                    (5,846,110)     (5,881,173)       1,947,953      (5,093,755)      8,249,105
   Net Income (loss) per share               (2.98)          (3.00)            1.00          (2.62)            4.24
   Dividends declared per share                 --             .30              .30            .285             .21
Balance Sheet Data:
   Total assets                       $152,607,655    $161,648,714     $144,899,748    $138,113,936    $131,201,491
   Long-term debt                          341,357         432,473          515,981              --              --
   Stockholders' equity                 32,813,366      39,664,901       41,618,973      40,529,114      33,438,366
   Equity per share                          16.72           20.21            21.32           20.82           17.18
   Average investment yield                   5.43%           5.00%            5.32%           4.82%           5.58%
Statutory Ratios:
   Loss and loss adjustment
     expenses to premiums
     earned                                   79.3%           84.8%            70.9%           73.0%           66.8%
   Underwriting expenses to
     premiums written                         41.7            36.4             36.4            37.4            36.1
   Retrospective premium
     adjustments to premiums
     written                                    .7             (.9)              .8             3.0              .4
-------------------------------------------------------------------------------------------------------------------

     Statutory combined ratio                121.7%          120.3%           108.1%          113.4%          103.3%
-------------------------------------------------------------------------------------------------------------------


   Net premiums written/statutory
     surplus ratio                        2.6  TO  1       2.0  to  1      2.1  to  1      2.3  to  1      2.1  to  1



                       SELECTED QUARTERLY FINANCIAL DATA


-------------------------------------------------------------------------------------------------------------------
                                            Net Premiums            Premiums                 Net          Earnings
                                               Written               Earned                Income         Per Share
-------------------------------------------------------------------------------------------------------------------
1998
FIRST QUARTER                               $13,863,572           $15,778,094         $ (1,813,047)        $ (.92)
SECOND QUARTER                               16,436,358            15,787,024           (2,377,013)         (1.21)
THIRD QUARTER                                13,741,689            15,086,097             (644,342)          (.33)
FOURTH QUARTER                               13,537,045            15,428,913           (1,011,708)          (.52)

1997
First Quarter                               $16,408,628           $15,944,356           $ (258,833)        $ (.13)
Second Quarter                               15,872,624            15,736,393              387,907            .20
Third Quarter                                16,959,852            16,904,968              337,056            .17
Fourth Quarter                               12,246,999            15,466,438           (6,347,303)         (3.23)

\
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes found on pages 10 to 22, since they contain important information which is helpful in evaluating the Company's financial position and results of operations.


LIQUIDITY
The Company has consistently been able to generate adequate amounts of cash to meet its needs and management is unaware of any trends, demands or commitments which will or are reasonably likely to have a significant effect on the Company's liquidity.

OPERATING ACTIVITIES. During 1998, the net cash flow from operating activities was negative primarily as a result of a decrease in net premiums written and unfavorable underwriting results compared with 1997.

           Net premiums written decreased approximately $3,909,000 or 6.4% during 1998 compared with 1997 primarily as a result of soft market conditions during 1998, as the Company has tried to remain competitive without engaging in severe price competition or compromising its underwriting guidelines. The number of policies in force decreased 9.7% in 1998 compared with 1997; however, the average premium per policy remained essentially the same, which indicates that the Company maintained consistent, conservative pricing for policies in all lines of business. During 1998, the Company entered the non-standard automobile market in Illinois ("Illinois NSA"). While no assurances can be given, management believes this market will be profitable and offers significant potential for growth in Illinois as well as Indiana and Ohio once the marketing presence is firmly established.

         The unfavorable underwriting results were caused primarily by the occurrence of several weather-related natural catastrophes and an increase in the frequency of new claims occurrences for the automobile, homeowners, commercial multiple peril and other liability lines of business during 1998 compared with 1997. During 1998, the Company's total net loss resulting from weather-related catastrophes was approximately $2,300,000 compared with $500,000 during 1997. Management does not believe that the unfavorable underwriting results of 1998 and 1997 are indicative of a trend due to the factors and events discussed herein.

         Operating activities during 1997 produced positive net cash flow despite a decrease in net premiums written and unfavorable underwriting results during 1997 compared with 1996. The positive cash flow was primarily the result of a decrease in the amount of funds required for claim payments during 1997 compared with 1996. Net premiums written decreased approximately $7,375,000 or 10.7% during 1997 compared with 1996 primarily as a result of an increase in the cost of reinsurance during 1997 as discussed below in Results of Operations. Direct premiums written decreased $2,983,000 or 3.6% during 1997 compared with 1996 primarily as a result of competitive pricing pressures. The increase in premiums written that were ceded to reinsurors was due to unfavorable loss experience under the Company's retrospectively rated casualty reinsurance contract. Retrospective premium adjustments increased to $7,714,000 during 1997 compared with $1,333,000 during 1996. The Company negotiated a fixed price contract for its casualty excess of loss program for 1998. Despite unfavorable underwriting results, the amount of funds required for claim payments decreased approximately $2,856,000 or 7.0% during 1997 compared with 1996, primarily attributable to the Company's automobile liability line of business. Underwriting results during 1997 were adversely impacted as a result of an increase of approximately $7,700,000 to the Company's loss and loss adjustment expense reserves during 1997 as discussed below in Results of Operations.

         Operating activities provided negative cash flow during 1996 primarily as a result of the occurrences of several weather-related natural catastrophes which was partially offset by the positive effect on cash flow from a decrease in policy acquisition costs and an increase in net investment income.

INVESTING ACTIVITIES. During 1998, the net cash flow from investing activities was positive because total investment sales and maturities exceeded total investment purchases. During 1998, the Company's cash flow from operating activities was negative. As a result, additional funds were raised through the sale of investments. However, whenever possible, management invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common and preferred stocks.

         The Company's debt and equity securities are reported on the Company's balance sheet at their respective market values, which fluctuate based upon a variety of market factors. Such fluctuations result in changes to the Company's unrealized investment gains or losses and have a corresponding impact on the Company's accumulated comprehensive income. As shown in the Company's consolidated balance sheets, the unrealized appreciation in market value of investments was approximately $5,520,000 at December 31, 1998, compared to an unrealized appreciation of approximately $6,525,000 at December 31, 1997, resulting in unrealized losses for 1998 of approximately $1,005,000. With respect to these amounts, unrealized gains in the Company's bond portfolio were approximately $1,346,000 offset by $2,351,000 in unrealized losses on equity securities. The unrealized investment gains from debt securities were primarily the result of the positive effect of declining interest rates during 1998 on the market value of the Company's debt portfolio and derivative investment activity discussed in the following paragraph. The unrealized investment losses from equity securities were primarily the result of stock market fluctuations during 1998. During 1998, management elected to dispose of several issues of common stock which produced approximately $1,749,000 net realized capital gains.

         The $1,346,000 unrealized investment gains on debt securities included approximately $839,000 of unrealized investment gains related to five derivative issues purchased by the Company in 1993. As a result of the maturity of $13,350,000 par value and the sale of $2,500,000 par value of these derivative securities, the value carried on the Company's balance sheet at December 31, 1998 for the remaining single issue was $3,960,000. This derivative security is known as an inverse floater as its yield, which is adjusted periodically, varies inversely to certain LIBOR rates. Because this derivative security was issued by a government agency, the Company believes that its principal is assured at maturity. Barring unforeseen circumstances, the Company has the ability to hold this debt security until its stated maturity. However, if market conditions are favorable, the Company may dispose of all or a portion of this security prior to maturity. During 1998, the Company was able to reduce its exposure in derivative securities by the sale of $2,500,000 par value of one issue of the derivative securities that resulted in a realized investment loss of $175,000. As a matter of investment policy, the Company no longer invests in inverse floating rate securities.

         During 1997, the Company invested a portion of available cash balances and the proceeds received from disposition of investments into investment grade bonds and common stocks. The net cash flow from investing activities was positive for 1997 because total investment sales and maturities exceeded total investment purchases.

         The unrealized appreciation in market value of investments was approximately $6,525,000 at December 31, 1997, compared to an unrealized appreciation of approximately $2,080,000 at December 31, 1996, resulting in unrealized gains for 1997 of approximately $4,445,000. Of that amount, unrealized gains in the Company's bond portfolio were approximately $1,366,000, with unrealized gains on equity securities constituting the balance of $3,079,000. These unrealized investment gains were primarily the result of favorable bond and stock markets which resulted in significant price appreciation in the Company's debt and equity portfolios during 1997. Approximately $788,000 of the total $1,366,000 in unrealized investment gains on bonds in 1997 were related to the derivative securities purchased by the Company in 1993.

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

         The unrealized appreciation in market value of investments was approximately $2,080,000 at December 31, 1996, compared to an unrealized appreciation of approximately $2,384,000 at December 31, 1995, resulting in unrealized losses for 1996 of approximately $304,000. With respect to these amounts, unrealized losses in the Company's bond portfolio were approximately $1,067,000, offset by unrealized gains on equity securities constituting the balance of $763,000. The unrealized investment losses were primarily the result of the negative effects of increased interest rates on the market value of the Company's debt securities during 1996. Approximately $297,000 of the total $1,067,000 in unrealized investment losses on bonds in 1996 were related to the derivative securities purchased by the Company in 1993.

FINANCING ACTIVITIES. There were no new financing commitments entered into in 1998 and no significant increase in the cost of current financing arrangements. In February 1998, the Company announced the suspension of regular quarterly cash dividends to stockholders as a result of increases made in the Company's loss and loss adjustment reserves during the fourth quarter of 1997 as discussed below in Results of Operations. It is not anticipated that dividends to stockholders will resume within the foreseeable future. Future dividends, if any, will be dependent upon future favorable operating results of the Company.

CAPITAL RESOURCES
The activities of insurance companies are regulated by state authorities and adequate levels of reserves and equity capital are required to be maintained to ensure that sufficient capital is retained in the business to provide funds to meet its obligations. Management believes that the Company meets all statutory and regulatory requirements and that sufficient funds have been retained to meet its obligations.

         On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire & Casualty Company's acquisition of American Indemnity Financial Corporation for approximately $30.6 million in cash, subject to adjustments relating to indemnities. It is anticipated that the acquisition will be completed by June 30, 1999.

RESULTS OF OPERATIONS
Premiums earned decreased during 1998 compare to 1997 primarily as a result of soft market conditions experienced during the year. Despite such conditions, the Company endeavored to remain competitive without engaging in severe price competition or compromising its underwriting guidelines. Management intends to continue marketing all lines of business at prices that reflect its experience.

         Net investment income increased 7.8% during 1998 compared with 1997 primarily as a result of higher yields earned from the reinvestment of proceeds received from derivative investment activity. During 1998, the Company received approximately $15,675,000 proceeds from several maturities and one disposal of derivative debt securities. These securities earned an average investment yield of 4.3% during 1997. As proceeds from these derivative investments were reinvested during 1998, the Company was able to purchase higher yielding fixed maturity investments. As a result, the average investment yield increased to 5.43% in 1998 from 5.00% in 1997.

         The loss and loss adjustment expense ratio was 79.7% for 1998 compared with 80.9% for 1997. This ratio indicates an improvement in underwriting results; however, these results are disappointing considering the underwriting results during 1997 included the adverse impact of approximately $7,700,000 of increases to loss and loss adjustment expense reserves. The unfavorable underwriting results for 1998 were caused primarily by the occurrence of several weather-related natural catastrophes and an increase in the frequency of new claims occurrences for the automobile, homeowners, commercial multiple peril and other liability lines of business during 1998 compared with 1997. Claims from weather-related natural catastrophes resulted in approximately $2,300,000 in net losses during 1998 compared with approximately $500,000 for 1997.

         The policy acquisition cost ratio was 40.7% for 1998 compared with 38.1% for 1997. The increase in this ratio was primarily the result of an increase in amortization of deferred policy acquisition costs resulting from the decrease in net premiums written during 1998.

         The Company no longer writes workers' compensation, however this business was written in previous years on a participation and assessment basis, whereby the policyholder participated directly in the loss experience of the policy through retrospective premium adjustments. If loss and loss adjustment expenses incurred plus the Company's charge against premiums earned was less than premiums earned under the policy, the difference was refunded to the insured. Conversely, if the same total exceeded premiums earned under the policy, the insured was assessed for the excess. As there have been no premiums earned for workers' compensation since 1996, this expense will vary with loss experience under the expired workers' compensation policies. Such loss experience during 1998 created a refund due to insureds compared with 1997 in which loss experience created an assessment.

         The Company's deferred tax asset is projected based on the existence of net operating loss carryforwards available to the Company and its projection of future taxable income. Based on a review of anticipated future taxable earnings, management has concluded that the Company's deferred tax asset recognized of $3,889,000 will likely be realized. As a result, management determined that a change in the deferred tax asset and a corresponding provision for federal income tax expense was not necessary for the year ended December 31, 1998.

         The net loss of the Company was approximately $5,846,000 for 1998 compared with a net loss of approximately $5,881,000 during 1997. This net loss resulted primarily from the decrease in net premiums earned, unfavorable underwriting results and an increase in policy acquisitions costs during 1998.

         Premiums earned decreased during 1997 compare to 1996 primarily as a result of soft market conditions experienced during the year. Despite such conditions, the Company endeavored to remain competitive without engaging in severe price competition or compromising its underwriting guidelines. Reinsurance costs, which reduce premiums earned, increased as a result of unfavorable loss experience under the first layer of the Company's casualty excess of loss reinsurance contract. When unfavorable loss experience occurs, it creates a retrospective premium adjustment due the reinsurer, and the total of such adjustments increased during 1997 compared with 1996. Management believes that the use of a fixed price excess loss reinsurance contract in 1998 and 1999 should reduce the overall cost of the Company's reinsurance program during 1999. Management intends to continue marketing all lines of business at prices that reflect its experience.

         Net investment income decreased during 1997 compared with 1996 due to a reduction in invested assets as well as lower portfolio yields. During 1997, proceeds from the sale of certain investments were used to fund operating activities of the Company, which resulted in net dispositions of invested assets. The portfolio's average investment yield also declined to 5.00% in 1997 from 5.32% in 1996 as a result of increased allocations to lower yielding common stocks and a decline in the yields offered on new purchases of fixed maturity investments.

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

         Underwriting results were adversely impacted as a result of increases made during 1997 in the Company's reserves. As a result, the loss and loss adjustment expense ratio was 80.9% for 1997 compared with 69.0% for 1996. The Company's analysis indicated unexpected development in loss and loss adjustment expenses for the commercial multiple peril and other liability lines of business and that the Company's reserves were below the reserve range called for by such development. After extensive review of the data and discussions with the Company's independent actuary, management believed it to be prudent to further increase reserves. Loss and loss adjustment expenses were impacted by a total of approximately $7,700,000 during 1997 as a result of these reserve increases and other changes in reserves during the year.

         The policy acquisition cost ratio was 38.1% for 1997 compared with 36.6% for 1996. This increase was primarily the result of the Company's costs remaining essentially flat while, as discussed above, its premiums earned decreased due primarily to the impact on premiums of soft market conditions during 1997 and increased reinsurance premiums. Certain costs associated with acquiring new business vary directly with premium volume while others remain essentially fixed. While advances were made in 1997 and 1996 in reducing fixed costs of operating the Company, the costs associated with the Company's Year 2000 compliance initiative and system upgrades resulted in fixed costs remaining flat during 1997 when compared with 1996. When such fixed costs do not decline at the same time as premiums earned decline, the policy acquisition cost ratio is increased.

         Workers' compensation loss experience during 1997 created an assessment due from insureds compared with 1996 in which workers' compensation loss experience created a refund.

          As previously mentioned, the Company's deferred tax asset is projected based on the existence of net operating loss carryforwards available to the Company and its projection of future taxable income. As a result of the additions made to the Company's reserves during 1997, the loss and loss adjustment expense ratios used in the projection of future taxable income increased. This reduced projected future taxable income and also the total deferred tax asset, which resulted in a deferred tax provision for 1997 compared with a deferred tax credit during 1996.

         The net loss of the Company was approximately $5,881,000 for 1997 compared with net income of approximately $1,948,000 during 1996. This resulted primarily from the increase in the Company's reserves during 1997 as discussed above.

YEAR 2000 ISSUES. The Year 2000 issue (i.e. the ability of computer systems to accurately identify and process dates beginning with the year 2000 and beyond) affects virtually all companies and organizations. Some of the Company's computer systems are already Year 2000 compliant. However, certain of the Company's computer systems use only two digits to identify a year in a date field. For example, the year 2000 would be represented in these systems as "00," but might in many cases be interpreted by the computer as "1900" rather than "2000," thereby potentially resulting in processing errors.

         The ability to process information in a timely and accurate manner is vital to the Company's data-intensive insurance business. The Company recognizes that the computer systems used must be Year 2000 compliant by December 31, 1999 and, in some instances, well in advance of that date (e.g., by January 1999 in the case of certain property and casualty insurance policies with one-year terms expiring on or after January 1, 2000). The Company has been taking steps it deems appropriate to meet this challenge, including replacing or upgrading certain of its existing computer applications that improve functionality in addition to being Year 2000 compliant, and planning alternative measures, if necessary, including manual processing of data.

         During 1997, the Company upgraded the principal portion of its policy processing and claims system to the PMSC Point system as a part of its technology enhancement and Year 2000 compliance initiatives. The Point system is one of the Company's most critical software programs as it is used for the daily administration of the insurance operations. A migration plan was developed and implemented to move from a non-compliant release of the PMSC Point system to a subsequent release which, the Company was advised by PMSC, is fully Year 2000 compliant. This migration was completed in September 1998. Company personnel tested the system for compliance before moving the upgrade into production. In order to perform this testing, the software's system date was moved forward into the years 2000 and 2001. In every test case, the software generated the expected results.

         A year 2000 project plan has been developed and all Company systems have been addressed as to Year 2000 compliance. According to the plan, 86% of all software packages have been identified as year 2000 compliant by either their vendors or Company resources. The remaining non-compliant software can be classified into three groups: i) non-critical, ii) scheduled to be modified or replaced before the year 2000 and iii) those scheduled to be discarded. Computer related hardware has been found to be 70% compliant, and the remaining hardware, which includes items such as desktop personal computers and network equipment is currently being tested for compliance. The telecommunications system is non-compliant, however, plans are for this to be compliant by mid-1999. All other types of equipment such as copiers and fax machines have been found to be 60% compliant and the remaining items are under investigation for compliance. In general, 80% of all the items in the Year 2000 project plan have been completed and with one exception, the remaining items are scheduled to be completed in the first six months of 1999.

         The Company currently utilizes a policy processing system for commercial lines of business for states other than Texas that is not year 2000 compliant. During 1998, the Company intended to purchase the rating algorithms from PMSC which are required to process this business under the Point system. However, this decision was not implemented during 1998 pending the outcome of identifying the strategic alternatives for the Company which has now lead to the previously discussed merger with United Fire and Casualty Company. The Company was informed by PMSC in December 1998 that even if it purchased and proceeded with implementation of these rating algorithms during the first quarter of 1999 that it was unlikely that all states would be implemented in time. The Company currently processes the majority of its commercial business utilizing a combination of manual and automated systems. Management believes that, if necessary, the policies issued by these systems could be entirely processed on a manual basis.

         The Company has received information from certain of its vendors to assure their systems' compliance as well, or alternatively, to determine to the extent possible the extent the Company is vulnerable to those third parties' failure to achieve Year 2000 compliance, and if necessary, to develop alternatives. As a result of the Company's ongoing efforts to reengineer its business processes and assuming compliance by third parties with whom the Company conducts business, management believes that the impact on future earnings from efforts to achieve Year 2000 compliance will not be significant. However, there can be no assurance that the systems of other companies on which the Company's systems and operations rely will be timely compliant, or that a failure to be compliant by another company would not have a material adverse effect on the Company's future operations.

         The Company believes that in an emergency situation resulting from the severe failure of computer systems, it could revert to the use of manual systems that rely on personal computers and spreadsheet software. Through these manual systems, the Company could perform the minimum functions required to maintain insurance services and provide a minimum level of information reporting to maintain a level of control over the business processes. Should the Company have to utilize manual systems in an emergency as noted above, it is uncertain that it could maintain current levels of operations and this could have a material adverse impact on the business. The Company intends to maintain constant surveillance on its Year 2000 issues.

         Historical expenses recognized directly related to replacing existing applications with Year 2000 compliant applications cannot be determined with precise accuracy because the Point system project was initiated as a result of management's decision to modernize the business processes of the Company and accomplish Year 2000 compliance at the same time. Also, the implementation of the Point system resulted in some staff reductions within the Company. Including the total costs of conversion to PMSC Point system, expenses recognized directly related to replacing existing applications with Year 2000 compliant applications totaled approximately $1,700,000 from January 1, 1996 through December 31, 1998 with funds obtained through operating revenues. The Company currently anticipates that it will incur future costs of less than $100,000 for additional third-party vendors and other expenses to achieve Year 2000 readiness for its information technology systems ("IT systems") excluding the Point System rating algorithms previously discussed.

         Equipment and systems other than IT systems could also be affected. Such systems typically include built-in or "embedded" technology such as microcontrollers. The Company has reviewed non-IT system issues relating to Year 2000 compliance. As a result, the Company believes there are no such issues which might have a significant effect on the Company's operations as a result of failure to be Year 2000 compliant.

         The foregoing statements in this section are intended to be and are hereby designated "Year 2000 Readiness Disclosure" statements within the meaning of the Year 2000 Information and Readiness Disclosure Act.

QUANTITATIVE AND QUALITATIVE MARKET RISK DISCLOSURES. The Company could incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are changes in price for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company, with the Board of Directors, administers and oversees investment risk through the Investment Committee, which provides executive oversight of investment activities. The Company has specific investment guidelines and policies that define the overall framework used daily by the investment portfolio manager to limit the Company's exposure to market risk.

         The Company places reinsurance with other companies in the insurance industry which exposes the Company to credit risk. Generally, such placements are with A-rated companies. At December 31, 1998, reinsurance recoverable from the Company's largest single reinsurer and top five reinsurers amounted to approximately $18,975,000 and $23,102,000, respectively. Credit losses from reinsurance have historically been immaterial.

RECENT ACCOUNTING PRONOUNCEMENTS. In 1998, the Company adopted several Statements of Financial Accounting Standards and is aware of several newly issued accounting pronouncements which require adoption by the Company either in 1999 or 2000. These recent accounting pronouncements are more thoroughly discussed in the accompanying notes to consolidated financial statements.


FORWARD-LOOKING STATEMENTS. Certain statements made herein and in other public filings and releases by the Company contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of 1995) that involve risk and uncertainty including, but not limited to changes in interest rates; changes in premium volumes; the frequency and severity of catastrophic events; increased competition; regulatory and legislative changes; changes in loss payment patterns; changes in estimated overall adequacy of loss and loss adjustment expense reserves; changes in key management personnel; Year 2000 compliance problems; changes in general market or economic conditions; and other risk factors. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that these expectations will be achieved. Actual results and trends in the future may differ materially depending on a variety of factors including, but not limited to, the factors that are disclosed in conjunction with the forward-looking statements included herein and in other public filings and releases by the Company.

                           CONSOLIDATED BALANCE SHEETS




-------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
                                                                                    1998                  1997
-------------------------------------------------------------------------------------------------------------------
ASSETS
Investments - at market value: Fixed maturities - bonds:
     Available for sale (amortized cost $65,603,873
       in 1998 and $71,335,875 in 1997)                                          $ 66,827,552          $ 71,213,819
   Equity securities - Available for sale:
     Preferred stocks (cost $1,127,601 in 1998
       and $949,905 in 1997)                                                        1,136,433               972,407
     Common stocks (cost $11,307,728 in 1998
       and $11,065,265 in 1997)                                                    15,595,049            17,690,075
                                                                                 ------------          ------------
       Total investments                                                           83,559,034            89,876,301
Cash and Cash Equivalents                                                           9,822,369             8,174,074
Accrued Investment Income                                                             767,166               761,421
Premiums in Course of Collection                                                    4,697,268             4,615,040
Direct Premium Bills Receivable (Net of allowance for doubtful accounts
     of $380,000 in 1998 and $500,000 in 1997)                                      9,671,775            11,855,079
Reinsurance Balances Receivable                                                    23,470,118            26,280,329
Prepaid Reinsurance Premiums                                                        2,580,950             1,803,202
Property and Equipment, Net                                                         3,768,975             3,888,399
Deferred Policy Acquisition Costs                                                   8,799,976             8,562,238
Deferred Income Taxes                                                               3,889,000             3,889,000
Other Assets                                                                        1,581,024             1,943,631
                                                                                 ------------          ------------
Total                                                                            $152,607,655          $161,648,714
                                                                                 ------------          ------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Losses and Loss Adjustment Expenses:
   Unpaid losses                                                                 $ 53,800,504          $ 54,291,620
   Unpaid loss adjustment expenses                                                 17,995,708            16,763,162
Unearned Premiums                                                                  31,189,456            34,913,172
Reinsurance Balances Held or Payable                                                6,889,131             6,703,466
Notes Payable to Bank                                                                 341,357               432,473
Accounts Payable and Other Accrued Liabilities                                      9,578,133             8,879,920
                                                                                 ------------          ------------
       Total Liabilities                                                          119,794,289           121,983,813
                                                                                 ------------          ------------
Commitments and Contingencies
Stockholders' Equity:
   Preferred stock, authorized 2,000,000 shares; none outstanding Common stock,
   $3.33 1/3 par value; authorized, 2,500,000 shares;
     outstanding shares 1,962,410 in 1998 and 1997                                  6,541,351             6,541,351
   Paid-in surplus                                                                 13,097,668            13,097,668
   Accumulated comprehensive income                                                 5,519,831             6,525,256
   Retained earnings                                                                7,654,516            13,500,626
                                                                                 ------------          ------------
       Total Stockholders' Equity                                                  32,813,366            39,664,901
                                                                                 ------------          ------------
Total                                                                            $152,607,655          $161,648,714
                                                                                 ------------          ------------

The accompanying notes are an integral part of these financial statements.

                               CONSOLIDATED STATEMENTS OF INCOME


-------------------------------------------------------------------------------------------------------------------
                                                                       For the Years Ended December 31,
                                                               1998                  1997                  1996
-------------------------------------------------------------------------------------------------------------------
Premiums and Other Income
   Premiums earned                                        $  62,080,128         $  64,052,155         $  66,961,281
   Net investment income                                      4,708,703             4,367,807             4,591,651
   Realized investment gains                                  1,601,453             1,481,695               657,875
   Interest on premium bills receivable and other income        898,508               723,319               743,892
                                                          -------------         -------------         -------------
       Total                                                 69,288,792            70,624,976            72,954,699
                                                          -------------         -------------         -------------
Expenses
   Losses and loss adjustment expenses:
     Losses incurred                                         40,583,691            38,532,416            38,916,069
     Loss adjustment expenses                                 8,908,924            13,303,194             7,292,287
   Policy acquisition costs                                  25,244,410            24,400,724            24,531,623
   Retrospective premium adjustments on workers'
     compensation policies                                      397,877              (580,984)              511,767
                                                          -------------         -------------         -------------
       Total                                                 75,134,902            75,655,350            71,251,746
                                                          -------------         -------------         -------------
Income (Loss) Before Federal Income Tax                      (5,846,110)           (5,030,374)            1,702,953
Provision (Credit) for Federal Income Tax
   Current                                                                             (3,201)
   Deferred                                                                           854,000              (245,000)
                                                                                -------------         -------------
       Total                                                                          850,799              (245,000)
                                                                                -------------         -------------

Net Income (Loss)                                         $  (5,846,110)        $  (5,881,173)        $   1,947,953
                                                          -------------         -------------         -------------


Basic and Diluted Net Income (Loss) Per Share             $       (2.98)        $       (3.00)        $        1.00


Dividends Declared Per Share                              $          --         $         .30         $         .30
                                                          -------------         -------------         -------------



The accompanying notes are an integral part of these financial statements.

                             CONSOLIDATED STATEMENTS OF CASH FLOWS



-------------------------------------------------------------------------------------------------------------------
                                                                            For the Years Ended December 31,
                                                                       1998               1997             1996
-------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income (loss)                                              $ (5,846,110)      $ (5,881,173)      $ 1,947,953
   Adjustments to reconcile net income (loss) to net cash
     flow from operating activities:
   Decrease (Increase) in:
     Premiums in course of collection                                  (82,228)          (521,564)          200,093
     Direct premium bills receivable                                 2,183,304         (2,195,357)       (1,391,982)
     Reinsurance balances receivable                                 2,810,211         (7,590,917)       (6,521,653)
     Prepaid reinsurance premiums                                     (777,748)        (1,152,152)           65,582
     Deferred policy acquisition costs                                (237,738)           812,895          (533,428)
     Deferred income taxes                                                                854,000          (245,000)
     Other assets                                                      362,607            567,521           274,116
   Increase (Decrease) in:
     Unpaid losses and loss adjustment expenses                        741,430         15,452,853         4,436,505
     Unearned premiums                                              (3,723,716)        (1,411,901)        1,835,695
     Reinsurance balances held or payable                              185,665          5,045,592        (1,186,824)
     Accounts payable and other accrued liabilities                    698,213           (299,998)           94,596
   Realized investment gains                                        (1,601,453)        (1,481,695)         (657,875)
   Gain on sale of property and equipment                              (78,086)
   Depreciation                                                        343,301            412,396           455,274
   Other                                                               (18,934)           160,478            73,634
-------------------------------------------------------------------------------------------------------------------
       Net cash flow from (used in) operating activities            (5,041,282)         2,770,978        (1,153,314)
-------------------------------------------------------------------------------------------------------------------
Investing Activities
   Sale of bonds                                                     9,039,129          5,215,019         9,848,321
   Maturity of bonds                                                26,756,436          5,567,344         9,304,151
   Sale of preferred stocks                                                                                 184,396
   Redemption of preferred stocks                                      258,260            455,302           705,368
   Sale of common stocks                                             6,579,371          3,230,021         2,936,366
   Sales of property and equipment                                      81,750
   Purchase of bonds                                               (30,209,938)        (8,307,715)      (19,746,127)
   Purchase of preferred stocks                                       (427,696)
   Purchase of common stocks                                        (5,072,742)        (3,973,749)       (2,090,731)
   Purchase of property and equipment                                 (223,877)          (250,632)         (446,893)
   Other                                                                                 (281,172)           64,895
-------------------------------------------------------------------------------------------------------------------
       Net cash flow from investing activities                       6,780,693          1,654,418           759,746
-------------------------------------------------------------------------------------------------------------------
Financing Activities
   Proceeds received from bank loan                                                                         580,500
   Payments on bank loan                                               (91,116)           (83,508)          (64,519)
   Cash dividends paid to stockholders                                                   (588,726)         (584,650)
   Proceeds received from exercise of stock options                                        70,959            30,624
-------------------------------------------------------------------------------------------------------------------
       Net cash flow used in financing activities                      (91,116)          (601,275)          (38,045)
-------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                 1,648,295          3,824,121          (431,613)
Cash and Cash Equivalents, January 1                                 8,174,074          4,349,953         4,781,566
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, December 31                             $ 9,822,369        $ 8,174,074       $ 4,349,953
-------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



-----------------------------------------------------------------------------------------------------------------------------
                                                        For the Three Years Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                            Common Stock                                       Accumulated        Total
                                               Issued             Paid-in       Retained      Comprehensive   Shareholders'
                                        Shares      Par Value     Surplus       Earnings         Income          Equity
------------------------------------- ------------ ------------ ------------- -------------- ---------------- --------------
Balance, January 1, 1996                1,947,110   $6,490,351   $13,047,085   $18,607,222      $  2,384,456   $ 40,529,114
   Net income                                                                    1,947,953                        1,947,953
   Change in market value of
     investments                                                                                    (304,068)      (304,068)
                                                                                                               -------------
   Comprehensive income                                                                                           1,643,885
   Cash dividends ($.30 per share)                                                (584,650)                        (584,650)
   Stock options exercised                  4,800       16,000        14,624                                         30,624
------------------------------------- ------------ ------------ ------------- -------------- ---------------- --------------
Balance, December 31, 1996              1,951,910    6,506,351    13,061,709    19,970,525         2,080,388     41,618,973
   Net loss                                                                     (5,881,173)                      (5,881,173)
   Change in market value of
     investments                                                                                   4,444,868      4,444,868
                                                                                                               ------------
   Comprehensive income                                                                                          (1,436,305)
   Cash dividends ($.30 per share)                                                (588,726)                        (588,726)
   Stock options exercised                 10,500       35,000        35,959                                         70,959
------------------------------------- ------------ ------------ ------------- -------------- ---------------- --------------
Balance, December 31, 1997              1,962,410    6,541,351    13,097,668    13,500,626         6,525,256     39,664,901
   Net loss                                                                     (5,846,110)                      (5,846,110)
   Change in market value of
     investments                                                                                  (1,005,425)    (1,005,425)
                                                                                                               -------------
   Comprehensive income                                                                                          (6,851,535)
------------------------------------- ------------ ------------ ------------- -------------- ---------------- --------------
BALANCE, DECEMBER 31, 1998              1,962,410   $6,541,351   $13,097,668   $ 7,654,516      $  5,519,831   $ 32,813,366
===================================== ============ ============ ============= ============== ================ ==============


The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 1998

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

(b) Under GAAP, the cost of furniture and fixtures is capitalized and depreciation is recorded thereon; while under the statutory method certain assets are depreciated over different lives and certain costs are expensed as incurred.

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

     Investments in equity securities are recorded as available for sale and are stated at market value.

     Unrealized gains or losses on investments which are reported at market value are credited or charged to accumulated comprehensive income, net of a provision for federal income tax, if any. Gains or losses on disposition are computed by the specific identification method and are recorded in the income statement at the date of disposition.

DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. In preparing disclosures about the fair value of financial instruments, the Company has assumed that the carrying amount approximates fair value for cash and cash equivalents, receivables and payables because of the short maturities of those instruments. The fair value of investments is estimated based on quoted market values when available, independent pricing services, or on the current interest rates available to the Company for investments with similar terms and remaining maturities. At December 31, 1998 and 1997, the fair market value of all of the Company's financial instruments approximated their reported values.

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

UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES. Losses and loss adjustment expenses are charged to income as incurred. The reserve for unpaid losses and loss adjustment expenses represents the accumulation of estimates for reported losses and includes provisions for losses incurred but not reported based on data available at this time. The methods of determining such estimates and establishing resulting reserves are continually reviewed and updated, and adjustments therefrom are necessary to maintain an adequate reserve for unpaid claims. As more fully explained in Note 4, such estimates are management's best estimates of the expected values. The actual results may vary from these values since the evaluation of losses inherently subjective and susceptible to significant changing factors.

REINSURANCE. Management believes all of the Company's reinsurance contracts with reinsurers meet the criteria for risk transfer and the revenue and cost recognition provisions in order to be accounted for as a reinsurance. Reinsurance contracts do not relieve the Company from its obligation to policyholders. In addition, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

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

PER SHARE DATA. In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". This statement requires that basic and diluted earnings per share be presented. The weighted average number of shares outstanding was 1,962,410 for 1998, 1,961,602 for 1997, 1,948,710 for
1996. The weighed average number of shares outstanding on the diluted basis was 1,962,410 for 1998, 1,961,602 for 1997 and 1,954,067 for 1996. As the effect of the diluted shares was immaterial, all per share amounts presented represent both basic and diluted earnings per share.

RECENT ACCOUNTING PRONOUNCEMENTS. In 1998, the company adopted several Statements of Financial Accounting Standards (SFAS). SFAS No. 130, "Reporting Comprehensive Income," requires financial statement reporting of comprehensive income, which includes net income and other items, such as the change in unrealized gains on investments, net of income taxes.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. Following the guidance of SFAS No. 131, the Company operates in one industry segment, property and casualty insurance. All of the Company's operations are located in the United States.

SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format.

The Company has made all required disclosures and prior years' information has been reclassified for the impact of SFAS Nos. 130, 131 and 132.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance on accounting by insurance and other enterprises for insurance-related assessments. The Company is required to adopt the provisions of SOP 97-3 in fiscal year 1999.

In March 1998, the AICPA issued SOP 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides a framework for determining the accounting treatment of costs incurred to obtain or develop computer software. The Company is required to adopt the provisions of SOP 98-1 in fiscal year 1999, without adjustment to previously reported amounts.

In June 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires immediate expensing of certain organizational and start-up costs. The Company is required to adopt the provisions of SOP 98-5 in fiscal year 1999.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is required to adopt the provisions of SFAS No. 133 in the third quarter of 1999.

In October 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Insurance Risk." SOP 98-7 addresses deposit accounting for certain insurance and reinsurance contracts and direct business by insurance enterprises and other enterprises. The Company is required to adopt the provisions of SOP 98-7 in fiscal year 2000.

Management is currently evaluating but has not yet determined what effect, if any, there will be on the Company's financial statements and related disclosures from the above-mentioned pronouncements that are not yet effective.

2.  INVESTMENTS AND INVESTMENT INCOME

FIXED MATURITIES - BONDS. The amortized cost and estimated market values of investments in fixed maturities bonds are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 1998
                                                                          Gross            Gross         Estimated
                                                        Amortized      Unrealized       Unrealized        Market
                                                          Cost            Gains           Losses          Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government
   Agencies and Authorities                          $ 21,209,268        $ 457,197        $ 35,296     $ 21,631,169
Mortgage-backed Securities issued by U. S.
   Government Agencies and Authorities                 21,476,324          269,995         200,000       21,546,319
Collateralized Mortgage Obligations                     9,772,422           78,562          17,572        9,833,412
States, Municipalities and Political Subdivisions       1,119,868           87,338             196        1,207,010
All Other                                              12,025,991          585,090           1,439       12,609,642
-------------------------------------------------------------------------------------------------------------------
  Totals                                             $ 65,603,873      $ 1,478,182       $ 254,503     $ 66,827,552
===================================================================================================================


-------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 1997
                                                                          Gross            Gross         Estimated
                                                        Amortized      Unrealized       Unrealized        Market
                                                          Cost            Gains           Losses          Value
-------------------------------------------------------------------------------------------------------------------
United States Government and Government
   Agencies and Authorities                          $ 18,688,192        $ 208,941        $ 39,266     $ 18,857,867
Mortgage-backed Securities issued by U. S.
   Government Agencies and Authorities                 29,274,280           74,247         723,989       28,624,538
Collateralized Mortgage Obligations                    13,963,442           80,478          26,838       14,017,082
States, Municipalities and Political Subdivisions       1,326,375           80,272             909        1,405,738
All Other                                               8,083,586          225,008                        8,308,594

-------------------------------------------------------------------------------------------------------------------
  Totals                                             $ 71,335,875        $ 668,946       $ 791,002     $ 71,213,819
===================================================================================================================

     At December 31, 1998, bonds with an amortized cost of approximately $8,691,000 were on deposit with regulatory authorities.

     The amortized cost and estimated market value of fixed maturities at December 31, 1998, by estimated maturity are shown below. Actual maturities may differ from estimated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


-------------------------------------------------------------------------------------------------------------------
                                                                                        December 31, 1998
                                                                                                         Estimated
                                                                               Amortized                  Market
Maturity  Distribution                                                            Cost                     Value
-------------------------------------------------------------------------------------------------------------------
Due in one year or less                                                      $ 20,550,791              $ 20,696,161
Due after one year through five years                                          29,563,210                29,801,403
Due after five years through ten years                                         14,693,214                15,508,327
Due after ten years                                                               796,658                   821,661
-------------------------------------------------------------------------------------------------------------------
  Totals                                                                     $ 65,603,873              $ 66,827,552
===================================================================================================================

INVESTMENT GAINS AND LOSSES. Realized investment gains and losses and unrealized appreciation or decline in market value of investments are as follows:

===================================================================================================================
                                                                        Years Ended December 31,
                                                         1998                     1997                     1996
-------------------------------------------------------------------------------------------------------------------
Realized Investment Gains (Losses):
   Fixed maturities-Bonds                             $ (155,900)               $ (15,535)                $  72,391
   Equity securities                                   1,757,353                1,497,230                   585,484
-------------------------------------------------------------------------------------------------------------------
   Total                                               1,601,453                1,481,695                   657,875
-------------------------------------------------------------------------------------------------------------------
Unrealized Appreciation (Decline)
   in Market Value of Investments:
   Fixed maturities-Bonds                              1,345,734                1,365,736                (1,068,353)
   Equity Securities                                  (2,351,159)               3,079,132                   772,620
-------------------------------------------------------------------------------------------------------------------
   Total                                              (1,005,425)               4,444,868                  (295,733)
-------------------------------------------------------------------------------------------------------------------
Total                                                  $ 596,028              $ 5,926,563                 $ 362,142
===================================================================================================================



     Proceeds from sales of investments during 1998, 1997 and 1996 were $15,618,500, $8,445,040 and $12,969,083, respectively. The gross realized investment gains and losses for such sales were as follows: Realized investment gains: 1998 - $1,917,734; 1997 - $1,487,300; and 1996 - $803,138. Realized
investment losses: 1998 - $438,815; 1997 - $20,773; and 1996 - $160,025. The
gross unrealized gains and losses on equity securities at December 31, 1998 were approximately $5,846,000 and $1,550,000, respectively. The gross unrealized gains and losses on equity securities at December 31, 1997 were approximately $6,942,000 and $295,000, respectively.

NET INVESTMENT INCOME.  Investment income and expenses are as follows:

===================================================================================================================
                                                                        Years Ended December 31,
                                                         1998                     1997                     1996
-------------------------------------------------------------------------------------------------------------------
Fixed Maturities - Bonds                             $ 4,107,572              $ 3,909,666                $4,150,909
Equity Securities:
   Common stocks                                         632,693                  537,601                   464,839
   Preferred stocks                                       85,107                   90,547                   146,513
Mortgage Loans on Real Estate                                                       1,313                     2,199
Other Short-Term Investments                             282,966                  214,857                   227,643
-------------------------------------------------------------------------------------------------------------------
Total Investment Income                                5,108,338                4,753,984                 4,992,103
Less Investment Expenses                                 399,635                  386,177                   400,452
-------------------------------------------------------------------------------------------------------------------
Net Investment Income                                $ 4,708,703              $ 4,367,807                $4,591,651
===================================================================================================================

3.  PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation are as follows:


===================================================================================================================
                                                                                              December 31,
                                                                                          1998             1997
-------------------------------------------------------------------------------------------------------------------
Land                                                                                    $ 263,503         $ 263,503
Building and Improvements                                                               5,880,787         5,862,085
Furniture, Fixtures and Equipment                                                       3,100,998         2,838,240
Automobiles                                                                                32,812           261,575
-------------------------------------------------------------------------------------------------------------------
   Total                                                                                9,278,100         9,225,403
Less Accumulated Depreciation                                                           5,509,125         5,337,004
-------------------------------------------------------------------------------------------------------------------
Property and Equipment, Net                                                            $3,768,975        $3,888,399
===================================================================================================================


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

The table below is a reconciliation of beginning and ending reserve balances for loss and loss adjustment expenses for the years ended December 31:


==========================================================================================================================
                                                                              1998               1997             1996
--------------------------------------------------------------------------------------------------------------------------
Gross reserves, beginning of year                                          $71,055,000        $55,602,000      $51,165,000
Reinsurance recoverable, beginning of year                                  25,615,000         18,769,000       11,974,000
--------------------------------------------------------------------------------------------------------------------------
Net reserves, beginning of year                                             45,440,000         36,833,000       39,191,000
--------------------------------------------------------------------------------------------------------------------------
Net incurred loss and loss adjustment expenses related to:
   Current year                                                             45,366,000         44,016,000       44,431,000
   Prior years                                                               4,127,000          7,820,000        1,777,000
--------------------------------------------------------------------------------------------------------------------------
Total net incurred                                                          49,493,000         51,836,000       46,208,000


Net paid loss and loss adjustment expenses related to:
   Current year                                                             23,385,000         21,708,000       24,941,000
   Prior years                                                              22,294,000         21,521,000       23,625,000
--------------------------------------------------------------------------------------------------------------------------
Total net paid                                                              45,679,000         43,229,000       48,566,000
--------------------------------------------------------------------------------------------------------------------------
Net reserves, end of year                                                   49,254,000         45,440,000       36,833,000
Reinsurance recoverable, end of year                                        22,542,000         25,615,000       18,769,000
--------------------------------------------------------------------------------------------------------------------------
Gross reserves at December 31                                              $71,796,000        $71,055,000      $55,602,000
==========================================================================================================================


     As a result of changes in estimates of insured events in prior years, the provision of loss and loss adjustment expenses increased by $4,127,000 in 1998 and $7,820,000 in 1997 because of higher than anticipated losses and related expenses. This is most apparent in personal and commercial automobile liability, commercial multiple peril and other liability lines of business during 1998. As of December 31, 1997, the Company strengthened its reserves by approximately $7,700,000 as a result of unexpected development in losses and loss adjustment expenses in several major lines.

     The Company does not ordinarily insure against environmental liabilities. However, in some instances, claims may be made against insureds for these matters. Historically, the Company's exposure to environmental type claims has been insignificant. Liabilities have been recognized for known claims when sufficient information has been developed to indicate the involvement of a specific insurance policy and management can reasonably estimate its liability.

     The Company does not issue policies specifically covering Year 2000
("Y2K") liabilities. However, in some instances, claims may be made against insureds for this matters. Management has taken steps to avoid underwriting certain classes of business that are perceived to have the greatest amount of Y2K exposure and at the same time more closely scrutinizing, through the use of Y2K surveys and questionnaires, other risks which could have limited exposure. In addition to this, management has endeavored to educate our insureds on Y2K preparedness and issues through brochures attached to new and renewal policies. Management believes that these actions will limit the Company's exposure to loss as a result of Y2K.

5.  FEDERAL INCOME TAX

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (b) operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred income taxes as of December 31, 1998 and December 31, 1997 are as follows:


-------------------------------------------------------------------------------------------------------------------------
                                                                                                   December 31,
                                                                                            1998                  1997
-------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Deferred policy acquisition costs                                                   $ (2,991,992)         $ (2,911,161)
   Differences between book and tax basis of property                                      (496,210)             (301,974)
   Unrealized investments gains                                                          (1,876,743)           (2,218,587)
   Other                                                                                   (241,871)             (303,863)
-------------------------------------------------------------------------------------------------------------------------
                                                                                         (5,606,816)           (5,735,585)
-------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Reserves not currently deductible                                                      5,074,193             5,355,530
   Operating loss carryforwards                                                          15,343,309            14,230,288
-------------------------------------------------------------------------------------------------------------------------
                                                                                         20,417,502            19,585,818
-------------------------------------------------------------------------------------------------------------------------
Net asset                                                                                14,810,686            13,850,233
Valuation allowance                                                                     (10,921,686)           (9,961,233)
-------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets                                                                 $ 3,889,000           $ 3,889,000
=========================================================================================================================


     The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. The net change in the total valuation allowance for the year ended December 31, 1998, was an increase of $960,453. Based on a review of anticipated future earnings and all other available evidence, both positive and negative, management has concluded that it is "more likely than not" that the Company's deferred tax asset recognized of $3,889,000 will be realized.

     The variance from federal statutory tax rates for each of the years indicated below consisted of the following elements:


-------------------------------------------------------------------------------------------------------------------------
                                                                                  Years Ended December 31,
                                                                      1998                  1997                  1996
-------------------------------------------------------------------------------------------------------------------------
Federal income tax provision (credit)
   computed at statutory rate (34%)                              $ (1,987,677)         $ (1,710,327)         $    579,004
Increase in tax credit, or decrease in tax
   provision, resulting from:
   Tax exempt bond interest                                           (27,595)              (37,303)              (75,135)
   Tax exempt dividends (70% of amount
     received from domestic corporations)                            (170,836)             (149,499)             (145,502)
Recognition of deferred tax asset                                                           854,000              (245,000)
Other                                                                  40,236                37,285                33,102
Reduction in tax provision (credit) for
   current year net operating loss limitation
   and change in valuation allowance                                2,145,872             1,856,643              (391,469)
-------------------------------------------------------------------------------------------------------------------------
Provision (credit) for federal income tax                        $         -0-         $    850,799          $   (245,000)
=========================================================================================================================


     The Company has a net operating loss carryforward for tax purposes of $45,127,379, which expires if not previously utilized, in 1999 - $7,384,546; 2000 - $5,712,421; 2001 - $4,927,522; 2002 - $2,271,256; 2003 - $621,205; 2004 -
$4,596,950; 2005 - $1,246,728; 2006 - $118,137; 2007 - $43,352; 2008 - $13,450;
2009 - $13,410; 2010 - $4,604,277; 2011 - $989,347; 2012 - $6,147,189; and 2018
- $6,437,589. During 1998, an unutilized net operating loss carryforward of $3,163,998 exceeded the fifteen year federal income tax limitation, therefore it expired.

     The Company received federal income tax refunds of $15,000 in 1998 and $3,201 in 1997 and paid federal income tax of $15,000 in 1996.

6.  REINSURANCE AND CONTINGENCIES

American Indemnity follows the customary practice of reinsuring with other insurance companies a portion of certain risks under the policies it has written. Such reinsurance is maintained to protect American Indemnity against the severity of individual claims as well as against unusually serious occurrences in which a number of claims produce an aggregate extraordinary loss. Generally, such placements are with A- rated companies. At December 31, 1998, reinsurance recoverable from the Company's single largest reinsurer and top five reinsurers amounted to approximately $18,975,000 and $23,102,000, respectively. Credit losses from reinsurance have historically been immaterial. American Indemnity does not assume reinsurance from other insurance companies.

     Property insurance risks are reinsured under treaty arrangements whereby $900,000 of losses in excess of $100,000 are automatically reinsured. Effective January 1, 1999, American Indemnity's retention for property risks will increase to $150,000 from $100,000. American Indemnity has additional property facultative reinsurance agreements for losses in excess of $1,000,000.

     American Indemnity carries excess catastrophe reinsurance which covers 95% of all losses up to $36,000,000 in excess of $4,000,000. During 1998, American Indemnity carried aggregate excess property and automobile catastrophe reinsurance which covered 95% of all losses up to $4,000,000 in excess of $2,000,000, subject to a $200,000 per occurrence retention. Effective January 1, 1999, the aggregate excess reinsurance under this agreement was terminated.

     All claims on automobile liability and casualty insurance over $175,000 up to $2,000,000 are automatically reinsured under a treaty.

     American Indemnity has a fifty percent quota share reinsurance agreement for non-standard personal automobile risks in Illinois.

     American Indemnity, however, is contingently liable if the reinsurance companies are unable to meet their obligations since such obligations would remain a direct liability of American Indemnity.

     Premiums earned, losses and loss adjustment expenses incurred, and unpaid losses and loss adjustment expenses have been reduced by transactions with reinsurance companies as follows:


-------------------------------------------------------------------------------------------------------------------
                                                                                Years Ended December 31,
                                                                    1998                  1997             1996
-------------------------------------------------------------------------------------------------------------------
Premiums written:
   Catastrophe reinsurance                                    $   3,270,933          $  3,862,049      $  4,216,768
   Other reinsurance                                             12,889,070            15,170,057         9,423,392
-------------------------------------------------------------------------------------------------------------------
Total                                                            16,160,003            19,032,106        13,640,160
-------------------------------------------------------------------------------------------------------------------
Premiums Earned:
   Catastrophe reinsurance                                        3,270,933             3,862,049         4,216,768
   Other reinsurance                                             11,154,341            14,017,891        10,488,973
-------------------------------------------------------------------------------------------------------------------
Total                                                            14,425,274            17,879,940        14,705,741
-------------------------------------------------------------------------------------------------------------------
Losses and Loss Adjustment Expenses Incurred:
   Catastrophe reinsurance
   Other reinsurance                                              9,257,008            15,779,541        13,025,638
-------------------------------------------------------------------------------------------------------------------
Total                                                             9,257,008            15,779,541        13,025,638
-------------------------------------------------------------------------------------------------------------------
Unpaid Losses and Loss Adjustment
    Expenses at December 31                                   $  22,541,936          $ 25,614,536      $ 18,768,740
-------------------------------------------------------------------------------------------------------------------


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

     The National Association of Insurance of Insurance Commissioners (the "NAIC") has established various model laws, regulations and guidelines as part of its regulatory oversight of insurance companies. The NAIC Model Insurance Company System Regulatory Act ("NAIC Model Act") contains restrictions regarding payment of dividends which differ from restrictions under Texas law. The NAIC Model Act requires that American Indemnity may not pay any extraordinary dividend or make any other extraordinary distribution to its shareholders until thirty days after the Commissioner has received notice of the declaration thereof and has not within that period disapproved the payment, or until the Commissioner has approved the payment within the thirty-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of (i) ten percent of its statutory surplus as regards to policyholders as of the end of the preceding calendar year or (ii) the net income, not including realized capital gains or losses, for such year. American Indemnity may carry forward net income from the previous two calendar years that has not already been paid out as dividends. This carryforward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains or losses, less dividends paid in the second and immediate preceding calendar years.

     The Company announced in February 1998 the suspension of regular quarterly cash dividends to stockholders. It is not anticipated that dividends to stockholders will resume within the foreseeable future. Future dividends, if any will be dependent upon future favorable operating results of the Company.

     At December 31, 1998, American Indemnity had no statutory retained earnings available for payment of cash dividends. At December 31, 1998, American Indemnity's reported statutory surplus as regards to policyholders was $20,238,129. For the year ended December 31, 1998, American Indemnity's unconsolidated statutory net investment income (including realized capital gains) was $5,683,173 and its unconsolidated net income (loss) (excluding realized capital gains) was $(5,471,898). The Company's stockholders' equity at December 31, 1998, 1997 and 1996 and net income for the years then ended, as reported under the statutory method, are as follows:


-------------------------------------------------------------------------------------------------------------------
                                                                            Statutory                 Statutory
Years Ended December 31,                                              Stockholders' Equity        Net Income (Loss)
-------------------------------------------------------------------------------------------------------------------
1998                                                                       $22,598,630               $(3,397,906)
1997                                                                       $30,407,297               $(3,755,332)
1996                                                                       $32,556,876               $ 2,159,102

8.  EMPLOYEE AND NON-EMPLOYEE DIRECTOR STOCK OPTION PLANS

The Company maintains an incentive stock option plan providing for the grant of options to purchase its common stock by certain employees. The exercise price of the options granted may not be less than the fair market value of shares of its common stock on the date the option is granted. All options granted may be exercised six months from the date of the grant and expire five years from the date of the grant. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options. No options may be granted under this plan subsequent to January 2002.

     Activity of shares under the plans was as follows:


-------------------------------------------------------------------------------------------------------------------
                                                                  Number of              Exercise           Average
                                                                     Shares               Price              Price
-------------------------------------------------------------------------------------------------------------------
Options outstanding, January 1, 1996                                   20,800     $  6.38 - 13.50           $ 7.99
Options exercised in 1996                                              (4,800)              (6.38)           (6.38)
-------------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1996                                 16,000        6.38 - 13.50             8.47
Options exercised in 1997                                             (10,500)      (6.38 -  7.01)           (6.76)
Options forfeited in 1997                                              (1,500)              (7.01)           (7.01)
-------------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1997                                  4,000               13.50            13.50
-------------------------------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1998                  4,000             $ 13.50          $ 13.50
-------------------------------------------------------------------------------------------------------------------


     At December 31, 1998, 108,500 shares of common stock were reserved for issuance pursuant to the terms of the Company's employee stock option plan. At December 31, 1998, the remaining contractual life for all outstanding options was four months.

     In 1992, the Company adopted a Non-Employee Director Stock Option Plan providing for the grant of options to purchase its common stock by Directors who are not employees of the Company or its subsidiaries. The exercise price of the options granted shall be equal to the fair market value of shares of its common stock on the date the option is granted and all options expire ten years from the date of grant. In 1997, the Company adopted the 1997 Non-Employee Directory Stock Option Plan, which includes similar provisions. Proceeds from options exercised are credited to capital accounts. No amounts have been charged to income or expense in connection with the issuance or exercise of options.

     Activity of shares under the Non-Employee Director Stock Option Plan was as follows:


-------------------------------------------------------------------------------------------------------------------
                                                               Number of              Exercise              Average
                                                                Shares                  Price                Price
-------------------------------------------------------------------------------------------------------------------
Options outstanding, January 1, 1996                             11,000            $ 7.75 - 14.00          $ 11.59
Options granted, April 1996                                       8,000             11.50 - 12.75            12.59
-------------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1996                           19,000              7.75 - 14.00            12.01
Options granted, February 1997                                    1,000                     12.25            12.25
-------------------------------------------------------------------------------------------------------------------
Options outstanding, December 31, 1997                           20,000              7.75 - 14.00            12.03
Options granted, January 1998                                     8,000                     13.87            13.87
-------------------------------------------------------------------------------------------------------------------
Options outstanding and exercisable, December 31, 1998           28,000              7.75 - 14.00          $ 12.55
-------------------------------------------------------------------------------------------------------------------


     At December 31, 1998, 25,000 shares of common stock were reserved for issuance pursuant to the terms of the Company's 1997 Non-Employee Director Stock Option Plan. At December 31, 1998, the weighed average remaining contractual life for outstanding options was 6.0 years. All stock options are granted at fair market of the common stock on the date the option is granted. The fair value of the options granted during 1998, 1997 and 1996 was $24,000, $3,000 and $24,000, respectively.

     The Company accounts for stock based compensation in accordance with SFAS No. 123, "Stock Based Compensation." Under this statement, a company may elect to continue its previous method of accounting for stock-based compensation and include additional disclosure in its financial statements or record expenses for such compensation based on the fair value of the instruments on the date of grant. The Company has elected to continue accounting for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, under which no compensation costs have been recognized for stock awards. Accordingly, the consolidated financial statements do not include any charge for the fair value of grants for stock-based compensation instruments. Had compensation expense been determined under SFAS No. 123, the Company's pro forma net income (loss) would have been ($5,870,110), ($5,884,173) and $1,923,953 for
1998, 1997 and 1996, respectively and the Company's pro forma net income (loss) per share would have been ($2.99), ($3.00) and $0.99 for 1998, 1997 and 1996, respectively.

9.  RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

American Indemnity sponsors a defined contribution plan, whereby eligible employees may elect to contribute a portion of their annual salary, subject to limitation, to the plan. American Indemnity's contribution is discretionary and is determined annually but cannot exceed the amount deductible for federal income tax purposes. American Indemnity's contributions charged to expense with respect to the plan during the years ended December 31, 1998, 1997 and 1996 were approximately $138,000, $142,000 and $153,000, respectively.

     The Company also sponsors a cash balance pension plan. At the end of each plan year, American Indemnity credits each eligible participant's account with five percent of each participant's compensation earned that year plus interest at a rate of six percent. Pension benefits are fully vested after five years of service. The percentage of contribution and rate of interest is discretionary and is determined at the beginning of each plan year.

     The Company accrues the cost of providing other postretirement benefits to employees during the employees' service period. The benefits provided to retired employees are principally health care and life insurance. All of these benefits are funded by the Company on a cash basis. The Company has capped the annual per capita contributions for the benefits provided to retired employees. As a result, increases in the assumed health care cost trend rate will have no significant effect on the accumulated postretirement benefit obligation as of December 31, 1998 or on the net periodic postretirement benefit cost.

     The following table sets forth summarized information on the Company's defined benefit pension plan and other post-retirement benefit plans (000's omitted):


---------------------------------------------------------------------------------------------------------------
                                                            Pension Benefits                 Other Benefits
---------------------------------------------------------------------------------------------------------------
                                                          1998            1997            1998            1997
---------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                  $ 2,846         $ 2,437         $ 1,884        $ 1,723
Service cost                                                 152             141              38             27
Interest cost                                                202             206             145            134
Actuarial loss                                                45             445             374             94
Benefits paid                                               (187)           (383)            (88)           (94)
---------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                        $ 3,058         $ 2,846         $ 2,353        $ 1,884
===============================================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year           $ 3,129         $ 2,807
Employer contributions                                                       230
Actual return on plan assets                                 412             475
Benefits paid                                               (187)           (383)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                 $ 3,354         $ 3,129
================================================================================

Funded status:
Funded status at end of year                             $   296         $   282         $(2,353)       $(1,884)
Unrecognized transitional obligation                         475             594             347            373
Unrecognized prior service cost                             (943)         (1,014)            (49)           (55)
Unrecognized net actuarial (gain) loss                      (428)           (364)            764            430
---------------------------------------------------------------------------------------------------------------
Accrued benefit cost                                     $  (600)        $  (502)        $(1,291)       $(1,136)
===============================================================================================================


     The following summarizes the weighted-average assumptions for the plans as of December 31:


-------------------------------------------------------------------------------------------------------------------
                                                            Pension Benefits                 Other Benefits
-------------------------------------------------------------------------------------------------------------------
                                                          1998            1997            1998            1997
-------------------------------------------------------------------------------------------------------------------
Discount rate                                               6.75%           7.50%           6.75%          6.75%
Expected return on plan assets                              9.00%           9.00%
Rate of compensation increase                               4.00%           4.00%


     The components of the net periodic benefit cost for 1998 and 1997 include the following (000's omitted):

-----------------------------------------------------------------------------------------------------------------
                                                Pension Benefits                         Other Benefits
-----------------------------------------------------------------------------------------------------------------
                                         1998         1997        1996           1998         1997        1996
-----------------------------------------------------------------------------------------------------------------
Service cost                              $  152      $  141       $  152         $   38      $   49       $   57
Interest cost                                202         206          200            145         170          155
Expected return on plan assets              (413)       (474)        (462)
Net amortization and deferral                181         274          343             60          75           75
-----------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                 $  122      $  147       $  233         $  243      $  294       $  287
=================================================================================================================

10.  POLICY ACQUISITION COSTS

Policy acquisition costs that vary with and are primarily related to the acquisition of new and renewal business (such as premium taxes, agents' commissions and a portion of other underwriting expenses) are deferred and amortized over the terms of the policies. Policy acquisition costs incurred and expensed and policy acquisition costs amortized to expense were as follows:


-------------------------------------------------------------------------------------------------------------------
                                                                          Years Ended December 31,
                                                             1998                   1997                   1996
-------------------------------------------------------------------------------------------------------------------
Costs Incurred and Expensed                              $  6,029,266           $  5,694,425           $  6,538,408
Costs Amortized to Expense                                 18,941,144             18,706,299             17,993,215
-------------------------------------------------------------------------------------------------------------------
Total                                                    $ 24,970,410           $ 24,400,724           $ 24,531,623
===================================================================================================================



11.  LEASE COMMITMENTS

The Company has several operating leases for office space and equipment. Total lease expense was approximately $729,000 for 1998, $577,000 for 1997, and $682,000 for 1996. Future minimum lease commitments for the Company are approximately $723,000 for 1999, $560,000 for 2000, $268,000 for 2001,$106,000
for 2002 and $28,000 for 2003.

12.  NOTE PAYABLE TO BANK AND LINE OF CREDIT

In January 1997, the Company received $580,500 proceeds from a loan used to purchase computer software. The Company is required to make monthly installments of $10,447 including interest. The interest rate is fixed at 8.75% and the loan maturity date is February 1, 2002. At December 31, 1998 the principal balance of the loan was $341,357. The future principal payments of the note payable to bank are as follows: 1999 - $99,416; 2000 - $108,472; 2001 - $118,353; and 2002 -
$15,116. Interest paid was $34,245 for 1998, $41,852 for 1997 and $39,948 for
1996.

The Company and United States National Bank, Galveston, Texas, renewed an existing line of credit in the principal amount of $5,000,000. Pursuant to the line of credit agreement, the Company can draw on this line of credit at any time. The Company did not borrow against this line of credit during 1998, 1997 or 1996. No security collateral is required until the Company has an outstanding balance under the line of credit.

13.  SEGMENT INFORMATION

The Company is organized and operates principally in a single industry, property and casualty insurance. All of the Company's operations are located in the United States.

     The following table sets forth the net premium written by line of business (000's omitted):


------------------------------------- --------------------------------------------------------------------------------
                                                             For the Years Ended December 31,
                                                1998                       1997                        1996
------------------------------------- ------------------------- ---------------------------- -------------------------
Personal Automobile                            $ 14,411                  $ 15,598                     $ 17,844
Commercial multiple peril                        12,620                    13,911                       15,973
Commercial Automobile                            12,282                    14,974                       16,272
Other liability                                   7,092                     5,786                        7,646
Homeowners multiple peril                         6,488                     6,133                        5,506
All other                                         4,686                     5,086                        5,622
------------------------------------- ------------------------- ---------------------------- -------------------------
Net premiums written                           $ 57,579                  $ 61,488                     $ 68,863
===================================== ========================= ============================ =========================


The company does not allocate investment income, policy acquisition costs, federal income tax or identifiable assets by line of business for internal reporting purposes; therefore, this information is not presented.


14.  RECENT EVENTS

On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire and Casualty Company's acquisition of American Indemnity Financial Corporation. It is anticipated that the acquisition will be completed by June 30, 1999 subject to customary closing conditions.

                          Independent Auditors' Report

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



To The Stockholders of American Indemnity Financial Corporation:


   We have audited the accompanying consolidated balance sheets of American Indemnity Financial Corporation and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE

Houston, Texas
March 19, 1999

                            AMERICAN INDEMNITY FINANCIAL CORPORATION

DIRECTORS



FRED C. BURNS (5)
Managing Partner
John L. Wortham & Son, L.L.P.
Houston, Texas

JACK T. CURRIE (3),(4),(5)
Investments
Houston, Texas

HENRY W. HOPE (2),(5)
Partner
Fulbright & Jaworski L.L.P.
Attorneys at Law
Houston, Texas

HARRIS L. KEMPNER, JR. (2),(4)
President
Kempner Capital Management, Inc.
Galveston, Texas


WILLIAM C. LEVIN, M.D.
Consultant in Hematology
Galveston, Texas

JAMES W. MCFARLAND, PH.D. (1)
Dean, A. B. Freeman School of Business
Tulane University
New Orleans, Louisiana

SYNOTT L. MCNEEL (1),(3)
Investments
Galveston, Texas

J. FELLMAN SEINSHEIMER, III (3),(4),(5)
President and Chief Executive Officer

MARVIN L. WEST (1),(2)
Bank Consultant
Houston, Texas


CHAIRMAN EMERITUS

J. F. SEINSHEIMER, JR.


EXECUTIVE OFFICERS

J. FELLMAN SEINSHEIMER, III
President and Chief Executive Officer


PHILLIP E. APGAR, CPA
Vice President, Treasurer
and Chief Financial Officer


HELEN K. LOHEC
Secretary


(1)    Member, Audit Committee
(2)    Member, Compensation Committee
(3)    Member, Executive Committee
(4)    Member, Investment Committee
(5)    Member, Nominating and Management
       Development Committee







                                THE AMERICAN INDEMNITY COMPANIES

  DIRECTORS






FRED C. BURNS
Managing Partner
John L. Wortham & Son, L.L.P
Houston, Texas

JACK T. CURRIE
Investments
Houston, Texas

HENRY W. HOPE
Partner
Fulbright & Jaworski L.L.P.
Attorneys at Law
Houston, Texas

ROBERT K. HUTCHINGS
Investments
Galveston, Texas

HARRIS L. KEMPNER, JR.
President
Kempner Capital Management, Inc.
Galveston, Texas

WILLIAM C. LEVIN, M.D.
Consultant in Hematology
Galveston, Texas


JAMES W. MCFARLAND, PH.D.
Dean, A. B. Freeman School of Business
Tulane University
New Orleans, Louisiana

SYNOTT L. MCNEEL
Investments
Galveston, Texas

J. FELLMAN SEINSHEIMER, III
President and Chief Executive Officer
American Indemnity Financial Corporation
Galveston, Texas

MARVIN L. WEST
Bank Consultant
Houston, Texas


EXECUTIVE OFFICERS

J. FELLMAN SEINSHEIMER, III
President and Chief
Executive Officer

PHILLIP E. APGAR, CPA
Vice President, Treasurer
and Chief Financial Officer

HELEN K. LOHEC
Secretary

VICE PRESIDENTS

ROGER F. BRIGGS
JAMES G. CARPENTER
WILLIAM H. FELTS, JR.
EUGENE HORNSTEIN
ROBERT S. LEE
ROBERT A. PAYNE
VAUGHN V. VAUGHAN

ASSISTANT VICE PRESIDENTS

JAMES V. GLYNN
RICHARD C. IVEY, III
MILDRED L. PHILLIPS
ROBERT L. SEINSHEIMER