Form 10-K405/A, Exhibit 13
period 1998-12-31
AMERICAN INDEMNITY FINANCIAL CORP
filed 1999-07-14
CIK 5227

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
---------------------------------------------------------------------------------------------------------------------


As of June 11, 1999 there were approximately 380 stockholders, not including shares held beneficially in nominee accounts. At December 31, 1998, American Indemnity Company had no statutory retained earnings available for payment of cash dividends. For further discussions of restrictions on the payment of dividends on the Common Stock, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity - Financing Activities" and Note 7 to the Notes to Consolidated Financial Statements.

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

On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire and Casualty Company's acquisition of American Indemnity Financial Corporation. It is anticipated that the acquisition will be completed during the third quarter of 1999. I would be remiss without expressing my appreciation to all of our dedicated associates and the loyalty of our independent agents.

Respectfully submitted,

/s/ J. FELLMAN SEINSHEIMER, III

J. Fellman Seinsheimer, III
President and Chief Executive Officer

            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA




-------------------------------------------------------------------------------------------------------------------
                                                          For the Years Ended December 31,
                                          1998             1997            1996            1995            1994
-------------------------------------------------------------------------------------------------------------------
Income Statement Data:
   Premiums earned                    $ 62,080,128    $ 64,052,155     $ 66,961,281    $ 67,136,782   $  65,346,464
   Net investment income                 4,708,703       4,367,807        4,591,651       4,009,564       4,703,398
   Realized investment gains (losses)    1,601,453       1,481,695          657,875        (276,311)        (31,355)
   Net income (loss)                    (5,846,110)     (5,881,173)       1,947,953      (5,093,755)      8,249,105
   Net Income (loss) per share               (2.98)          (3.00)            1.00          (2.62)            4.24
   Dividends declared per share                 --             .30              .30            .285             .21
Balance Sheet Data:
   Total assets                       $152,607,655    $161,648,714     $144,899,748    $138,113,936    $131,201,491
   Long-term debt                          341,357         432,473          515,981              --              --
   Stockholders' equity                 32,813,366      39,664,901       41,618,973      40,529,114      33,438,366
   Equity per share                          16.72           20.21            21.32           20.82           17.18
   Average investment yield                   5.43%           5.00%            5.32%           4.82%           5.58%
Statutory Underwriting Results
   and Ratios (1):
   Net Premiums written/statutory
     surplus ratio                        2.6 to 1        2.0 to 1         2.1 to 1        2.3 to 1        2.1 to 1

   Premiums earned                    $ 62,080,128    $ 64,052,155     $ 64,579,466    $ 67,857,539    $ 65,346,464
   Loss and loss adjustment
     expenses incurred                  49,218,224      54,345,272       45,774,278      49,536,440      43,651,756
   Underwriting expenses
     and retrospective premium
     adjustments on workers'
     compensation policies              24,397,973      21,811,297       24,722,702      27,478,092      24,172,537
                                      ------------    ------------     ------------    ------------    ------------
   Underwriting loss                  $(11,536,069)   $(12,104,414)    $ (5,917,514)   $ (9,156,993)   $ (2,477,829)
                                      ------------    ------------     ------------    ------------    ------------

                                      ------------    ------------     ------------    ------------    ------------
   Net premiums written               $ 57,578,664    $ 61,488,103     $ 66,480,742    $ 68,035,514    $ 66,174,092
                                      ------------    ------------     ------------    ------------    ------------

                                      ------------    ------------     ------------    ------------    ------------
   Statutory surplus                  $ 22,407,849    $ 30,394,103     $ 32,395,940    $ 30,157,694    $ 30,868,557
                                      ------------    ------------     ------------    ------------    ------------

   Loss and loss adjustment
     expenses to premiums earned              79.3%           84.8%            70.9%           73.0%           66.8%
   Underwriting expenses to
     premiums written                         41.7%           36.4%            36.4%           37.4%           36.1%
   Retrospective premium
     adjustments to premium written            0.7%           (0.9)%            0.8%            3.0%            0.4%
                                      ------------    ------------     ------------    ------------    ------------
Statutory combined ratio                     121.7%          120.3%           108.1%          113.4%          103.3%
                                      ------------    ------------     ------------    ------------    ------------


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


(1) As discussed in the note 1 of Notes to Consolidated Financial Statements, the financial statements have been prepared in conformity with generally accepted accounting principles which differ in certain material respects from statutory practices prescribed or permitted by regulatory authorities. The financial information presented in this portion of this exhibit is presented in conformity with the statutory method of accounting. These statutory amounts differ from amounts presented in the financial statements as follows (dollars in thousands): Net premiums written and premiums earned
    - 1996, $(2,382); 1995, $721; Underwriting loss - 1998, $(1,519); 1997 -
    $501; 1996 - $1,627; 1995 - ($481); and 1994, - $966.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes found on pages 12 to 27, since they contain important information which is helpful in evaluating the Company's financial position and results of operations.


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

         The unfavorable underwriting results were caused primarily by the occurrence of several weather-related natural catastrophes and an increase in the frequency of new claims occurrences primarily in the automobile, homeowners, commercial multiple peril and other liability lines of business during 1998 compared with 1997. During 1998, the Company's total net loss resulting from weather-related catastrophes was approximately $2,300,000 compared with $500,000 during 1997. The weather-related catastrophe losses which the Company was exposed to during 1998 were hurricanes, primarily in Florida, and severe thunderstorms which produced significant wind, hail, flooding and tornadoes over several states, including Texas, Louisiana, Alabama, Kentucky, and Tennessee. The impact of the increase in the frequency of new claim occurrences is quantified in note 4 of Notes to Consolidated Financial Statements, which indicates that current accident year claims increased $1,350,000 from $44,016,000 in 1997 to $45,366,000 in 1998.

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

         The $1,346,000 unrealized investment gains on debt securities included approximately $839,000 of unrealized investment gains related to five derivative issues purchased by the Company in 1993. As a result of the maturity of $13,350,000 par value and the sale of $2,500,000 par value of these derivative securities, the value carried on the Company's balance sheet at December 31, 1998 for the remaining single issue was $3,960,000. This derivative security, which is a mortgage-backed security issued by the Federal Home Loan Bank, is known as an inverse floater as its yield, which is adjusted periodically, varies inversely to certain LIBOR rates. Because this derivative security was issued by a government agency, the Company believes that its principal is assured at maturity. Barring unforeseen circumstances, the Company has the ability to hold this debt security until its stated maturity. However, if market conditions are favorable, the Company may dispose of all or a portion of this security prior to maturity. During 1998, the Company was able to reduce its exposure in derivative securities by the sale of $2,500,000 par value of one issue of the derivative securities that resulted in a realized investment loss of $175,000. As a matter of investment practice, the Company no longer invests in inverse floating rate securities or other derivative securities.

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

         On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire & Casualty Company's acquisition of American Indemnity Financial Corporation for approximately $30.6 million in cash, subject to adjustments relating to indemnities. It is anticipated that the acquisition will be completed during the third quarter of 1999.

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

         A year 2000 project plan has been developed and all Company systems have been addressed as to Year 2000 compliance. According to the plan, 86% of all software packages have been identified as year 2000 compliant by either their vendors or Company resources. The remaining non-compliant software can be classified into three groups: i) non-critical, ii) scheduled to be modified or replaced before the year 2000 and iii) those scheduled to be discarded. Computer related hardware has been found to be 70% compliant, and the remaining hardware, which includes items such as desktop personal computers and network equipment is currently being tested for compliance. The telecommunications system is non-compliant, however, plans are for this to be compliant by the end of the third quarter of 1999. All other types of equipment such as copiers and fax machines have been found to be 60% compliant and the remaining items are under investigation for compliance. In general, 80% of all the items in the Year 2000 project plan have been completed and, except for the policy processing system described in the following paragraph, the remaining items are scheduled to be completed by the end of the third quarter of 1999.

         The Company currently utilizes a policy processing system for commercial lines of business for states other than Texas that is not year 2000 compliant. The Company currently uses this system for rating purposes only. The ratings generated by this system are manually entered into the Point system, which then administers the policies by automated processes. During 1998, the Company intended to purchase the rating algorithms from PMSC which are required to process this business under the Point system. However, this decision was not implemented during 1998 pending the outcome of identifying the strategic alternatives for the Company which has now lead to the previously discussed merger with United Fire and Casualty Company. The Company was informed by PMSC in December 1998 that even if it purchased and proceeded with implementation of these rating algorithms during the first quarter of 1999 that it was unlikely that all states would be implemented in time. The Company currently processes the majority of its commercial business utilizing a combination of manual and automated systems. Management believes that, if necessary, the policies rated by these systems could be entirely rated on a manual basis.

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

As of December 31, 1998, the amortized cost and estimated market value of the Company's market risk sensitive instruments are as follows:

                                                                                                      Estimated
                                                                                      Amortized         Market
                                                                                         Cost           Value
                                                                                     ------------    ------------
United States Government and Government Agencies and Authorities                     $ 21,209,268    $ 21,631,169
Mortgage-backed Securities Issued by U.S. Government Agencies and Authorities          21,476,324      21,546,319
Collateralized Mortgage Obligations                                                     9,772,422       9,833,412
States, Municipalities and Political Subdivisions                                       1,119,868       1,207,010
All Other                                                                              12,025,991      12,609,642
                                                                                     ------------    ------------
Total Fixed Maturities - Bonds                                                         65,603,873      66,827,552
                                                                                     ------------    ------------
Preferred Stocks                                                                        1,127,601       1,136,433
Common Stocks                                                                          11,307,728      15,595,049
                                                                                     ------------    ------------
Total Equity Securities                                                                12,435,329      16,731,482
                                                                                     ------------    ------------
Total Investments                                                                    $ 78,039,202    $ 83,559,034
                                                                                     ============    ============

The Company's investments are classified as available for sale in the Consolidated Financial Statements. Accordingly, the Company may, from time to time, sell certain investments in order to raise additional funds or take advantage of favorable market conditions. The amortized cost and estimated market value of fixed maturity investments at December 31, 1998, by estimated maturity are shown below:

                                                                     Estimated
                                                     Amortized         Market
                                                        Cost           Value
                                                    ------------    ------------
Due in one year or less                             $ 20,550,791    $ 20,696,161
Due after one year through two years                   9,827,229       9,821,542
Due after two years through three years                7,006,716       7,104,409
Due after three years through four years               4,756,916       4,783,941
Due after four years through five years                7,972,349       8,091,511
Due after five years                                  15,489,872      16,329,988
                                                    ------------    ------------
Total                                               $ 65,603,873    $ 66,827,552
                                                    ============    ============

Actual maturities may differ from estimated maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

         As of December 31, 1998, the Company holds one derivative investment which is an inverse floating-rate security issued by the Federal Home Loan Bank. This security was purchased in 1993 as an investment and was not intended to limit market risk or engage in speculative trading. This security is a single issue with a par value of $4,000,000, a fair value at December 31, 1998 of $3,960,000 and maturity date of March 24, 2000. Given that the fair value approximates par value, and the security matures in the near future, the Company believes that the market risk associated with the security is not significant. As a matter of investment practice, the Company no longer invests in derivatives.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Years Ended December 31, 1998

1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

CONSOLIDATION. The consolidated financial statements include the accounts of American Indemnity Financial Corporation (the "Company"), American Indemnity Company ("American Indemnity") and American Indemnity's wholly-owned subsidiaries, American Fire and Indemnity Company, Texas General Indemnity Company and American Computing Company and American Indemnity's affiliate, American Indemnity Lloyds, which is financially and operationally controlled by American Indemnity Company. All material intercompany balances and transactions have been eliminated in consolidation.

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

PREMIUM RECEIVABLES. Premiums in Course of Collection represent amounts due the Company from agents, whereas, Direct Premium Bills Receivable represent premium amounts due directly from insureds.

PROPERTY AND DEPRECIATION. Property and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets ranging from three to forty years.

UNEARNED PREMIUMS. Insurance premiums, including ceded reinsurance premiums, are included in income as earned on the semi-monthly pro-rata basis over the term of the related policies. The Company considers anticipated investment income in determining whether a premium deficiency exists.

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

REINSURANCE. Management believes all of the Company's reinsurance contracts with reinsurers meet the criteria for risk transfer and the revenue and cost recognition provisions in order to be accounted for as a reinsurance. Reinsurance contracts do not relieve the Company from its obligation to policyholders. In addition, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. All assets and liabilities related to reinsurance are reported on a gross basis and premiums earned, losses and loss adjustment expenses incurred have been reduced by transactions with reinsurance companies (see notes 4 and 6).

RETROSPECTIVE PREMIUMS. Retrospective premium adjustments on workers' compensation policies represent refunds to (assessments due from) insureds which reflect the difference between the premiums earned, net of American Indemnity's charge against premiums earned, and losses and loss adjustment expenses incurred. Since 1996, the Company no longer writes retrospectively-rated policies.

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
===================================================================================================================


4.  LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES


Reserving for all property and casualty claims continues to be a complex and uncertain process, requiring the use of informed estimates and judgments. As additional experience and other data become available and are reviewed or as new or improved methodologies are developed or as current law changes, estimates and judgments may be revised. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables, and would be reflected in results of operations for the period in which the estimates are changed. While the effect of any such changes in estimates of losses or reinsurance recoverables could be material to future results of operations, management does not expect such changes to have a material effect on the Company's liquidity or financial condition. In management's judgment, information currently available has been appropriately considered in estimating loss reserves and reinsurance recoverables. Loss and loss adjustment expense reserves are not discounted.

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

     For each year since 1987, the Company has obtained an independent actuarial review of its reserves for insured events. As of December 31, 1998, management believes that the Company's reserves for losses and loss adjustment expenses are reasonable and near the mid-point of the reserve range developed by the Company's independent actuary. For years prior to 1997, the Company's reserves were within the reserve range developed by the Company's independent actuary, and as a result, no significant adjustments were made to the Company's reserves during these years. As of December 31, 1997, using methodology consistent with that used in prior years, the analysis indicated that the Company's reserves were below the reserve range developed by the independent actuary. After extensive review of the data and discussions with the Company's independent actuary, management believed it to be prudent to increase reserves. Loss and loss adjustment expenses were impacted by a total of approximately $7,700,000 during 1997, which was the amount required to increase reserves to near the mid-point of the actuarial range. Loss reserves were increased in all lines of business, with the most significant increases in the lines of business with significant casualty exposure such as commercial multi-peril, automobile liability and other liability.

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


14.  RECENT EVENTS

On March 4, 1999, the Company and United Fire & Casualty Company announced the signing of an agreement providing for United Fire and Casualty Company's acquisition of American Indemnity Financial Corporation. It is anticipated that the acquisition will be completed during the third quarter of 1999 subject to customary closing conditions.

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


CHAIRMAN EMERITUS

J. F. SEINSHEIMER, JR.


EXECUTIVE OFFICERS

J. FELLMAN SEINSHEIMER, III
President and Chief Executive Officer


PHILLIP E. APGAR, CPA
Vice President, Treasurer
and Chief Financial Officer
(Resigned June 30, 1999)


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

J. FELLMAN SEINSHEIMER, III
President and Chief Executive Officer
American Indemnity Financial Corporation
Galveston, Texas

MARVIN L. WEST
Bank Consultant
Houston, Texas


EXECUTIVE OFFICERS

J. FELLMAN SEINSHEIMER, III
President and Chief
Executive Officer

PHILLIP E. APGAR, CPA
Vice President, Treasurer
and Chief Financial Officer
(Resigned June 30, 1999)

HELEN K. LOHEC
Secretary

VICE PRESIDENTS

ROGER F. BRIGGS
JAMES G. CARPENTER
WILLIAM H. FELTS, JR.
EUGENE HORNSTEIN
ROBERT S. LEE
ROBERT A. PAYNE
VAUGHN V. VAUGHAN

ASSISTANT VICE PRESIDENTS

JAMES V. GLYNN
RICHARD C. IVEY, III
MILDRED L. PHILLIPS
ROBERT L. SEINSHEIMER

                                     CORPORATE INFORMATION


GENERAL COUNSEL
Mills, Shirley, Eckel & Bassett
Galveston, Texas

LEGAL COUNSEL
Fulbright & Jaworski L.L.P.
Houston, Texas

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Houston, Texas

STOCK TRANSFER AGENT & REGISTRAR Communications concerning stock transfer requirements, lost certificates or changes of address should be directed to:
    United States National Bank
    P. O. Box 179
    Galveston, Texas 77553

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

FORM 10-K AVAILABLE
A copy of the Company's 1998 Form 10-K,
as filed with the Securities and Exchange
Commission, may be obtained without
charge to any stockholder after April 1, 1999, on written request to:
Mr. William H. Felts, Jr.
Stockholders' Relations Department
American Indemnity Financial Corporation
P. O. Box 8985
Wilmington, Delaware 19899-8985

INTERNET ADDRESS:
http://www.stockprofiles.com/aifc


PRINCIPAL EXECUTIVE OFFICES
American Indemnity Financial Corporation
P. O. Box 8985
Wilmington, Delaware 19899-8985